Form 10-K, Exhibit 13
period 1994-04-29
FLUKE CORP
filed 1994-07-27
CIK 37743

EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
FINANCIAL CONDITION

ACQUISITION

Effective May 1, 1993, the Company completed the largest acquisition in its history with the purchase of the test and measurement business of Philips Electronics N.V. of the Netherlands (Philips). The completion of the acquisition ended the five-year strategic alliance between the Company and Philips. Under the terms of the alliance, the Company sold Philips' products in North America and other selected markets and Philips sold the Company's products in Europe and other selected markets. The acquisition provided the Company with the ScopeMeter (registered trademark) test tools, oscilloscopes, generators and other product lines, which have been organized into the Company's Diagnostic Tools Division. It also provided the Company with direct sales and service operations in fourteen European countries. The acquisition contributed approximately $105 million in incremental revenues to the Company in 1994. The increase in revenues occurred primarily in Europe where some of the acquired product lines have a significant market share and because of the increase in sales revenues by selling directly through the acquired European direct sales force rather than selling at a discount to Philips as the Company's distributor. The addition of the Diagnostic Tools Division and the European sales operations added over 900 people to the Company, all in Europe. The purchase price was $41.8 million, including $22.4 million in cash and one million shares of the Company's common stock. Additional financial data regarding the purchase is found in Note 2 to the financial statements, "Acquisition of Philips T&M Business."

RESULTS OF OPERATIONS

Financial Results 1994 versus 1993

All references to 1994 are to the fiscal year ended April 29, 1994 and all references to 1993 are to the seven-month transition period ended April 30, 1993. Restated 1993 refers to the restated amounts listed in the unaudited quarterly financial data that have been restated to present 1993 on a comparable twelve-month period to 1994. The transition period resulted from a change in the fiscal year-end in 1993 from the last Friday in September to the last Friday in April.

Net income in 1994 was $8.8 million and $1.10 per share. The income and earnings per share levels were below historical levels; however, the Company planned a reduced level of profitability during 1994 due to its investment in new product programs in order to accelerate the growth of the Company.

Revenues of $357.9 million in 1994 were 45.9 percent higher than the $245.3 million in restated 1993. Excluding the contribution of the acquisition, 1994 revenues were up slightly over the revenues of restated 1993. The geographical shift in the distribution of revenues, based on the location of customers, was dramatically influenced by the acquisition. In 1993, the Company's domestic revenues were 65.0 percent and international revenues were 35.0 percent of total revenues.
European revenues contributed 13.0 percent of the total. In 1994, after the acquisition, domestic revenues were 47.0 percent and international revenues were 53.0 percent of total revenues. European revenues in 1994 contributed 38.0 percent of the total. In addition to the increased growth potential from the international markets, the increase in revenues from outside the United States has added some complexity and risk to the Company. These risks include increased exposure to the risk of foreign currency fluctuations and the potential economic and political impacts from doing business in foreign countries including changes in labor and tax laws, import and export controls and changes in governmental policies.

Cost of goods sold as a percentage of revenues was 51.0 percent in 1994 compared to 54.6 percent in 1993. As a result of the acquisition, the Company added manufacturing operations in the Netherlands which produce instruments with a similar cost structure to the Company's facilities in the United States. Under the alliance agreement, the Company purchased Philips' products for resale in North America and other selected markets. These products, now manufactured by the Company, are produced at a lower cost than the cost of purchasing them from Philips. Although this reduces the Company's cost of goods sold as a percentage of revenue, it is offset to some degree by the increase in operating expenses discussed below.

Operating expenses, as a percentage of revenues, increased from 43.4 percent to 44.3 percent. The addition of the acquired European operations, which includes marketing, selling, research and development, and administrative operations, increased the level of the Company's operating expense. The increased gross margin generated by selling the Companys's U.S.-built products direct in Europe and the revenues from the acquired product lines support the increase in expense.

Marketing and administrative expense increased as a percentage of revenues from 32.5 percent in 1993 to 34.5 percent in 1994. One factor in this increase is the addition of sales operations in fourteen European countries where the cost of selling is generally higher than in the United States. The marketing expense related to the high number of new product introductions in 1994 also contributed to the increase in marketing and administrative expense.

Marketing and administrative expense will be impacted by the 1992 revision in the corporate mission, which led the Company into new product areas and the development of sales channels through which the Company sells these new products. New products such as Local Area Network (LAN) test tools, automotive meters and power harmonics meters require new sales channels to reach the customers of these products. Developing and managing these new sales channels requires a change in how the Company's sales force is structured. Over the last several years the Company has reduced the number of direct salespeople in the U.S. sales force and increased the number of people managing the indirect channels such as distributors, dealers and representatives. International sales organizations are now beginning this process. This change in the structure of the sales force will, over time, reduce the cost of the selling organization. This reduction in selling cost is necessary to offset the discounts that are required to sell through the indirect sales channels.

New product and development activities have remained a high priority for the Company. The Company spent 9.8 percent of revenues on research and development in 1994 compared to 10.3 percent in 1993. The research and development operations acquired from Philips have redirected their focus to products that are more closely aligned with the Company's mission. The Company also continues to have access to the Philips research facilities through research contracts. In addition, to supplement the development resources, the Company has purchased, or jointly developed with third parties, some of its new products, such as the Company's first LAN product offerings. Through license agreements and related purchase contracts, the Company is able to get products to the market faster and subsequently integrate this expertise into the Company.

Goodwill of $20.8 million and intangible assets related to the acquired technologies and product lines of $7.7 million were recorded as a result of the acquisition. The goodwill is being amortized over twenty years and the intangible assets are being amortized over five years. Goodwill amortization of $1.0 million and most of the amortization expense related to the intangible assets of $1.6 million are recorded in nonoperating expense.

The effective annual tax rate increased from 28.2 percent in 1993 to
37.5 percent in 1994. The rate increase was caused primarily by the addition of the European operations and partially by the increase in the U.S. statutory rate to 35 percent. Although the average statutory rate in Europe is comparable to the U.S. statutory rate, losses in some of the acquired country operations with no offsetting benefit caused the increase in the overall rate. The effective annual tax rates in 1993, 1992 and 1991 were below the U.S. statutory rate of 34 percent, in those years, due to the utilization of foreign tax credit carryovers and the benefit of the Company's Foreign Sales Corporation. The significant foreign tax credit carryovers have been utilized, and in future years, foreign tax credits are not expected to have much effect on the effective annual tax rate.

Financial Results 1993 versus 1992

In this section, all references to 1993 are for the audited seven-month transition period ended April 30, 1993 and all references to restated 1992 are for the unaudited seven-month period ended May 1, 1992.

During 1993, the Company recorded two changes in accounting policies. The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The cumulative effect of adopting the statement was a positive adjustment to income of $1.5 million. The Company also changed the method used in applying overhead costs to inventory whereby overhead costs related to the procurement process are applied to inventory at the time of the receipt of the inventory. Previously these costs were applied during the production process. The cumulative effect of this change was a positive adjustment to income of $2.4 million, net of tax. Prior years' financial statements were not restated for either item.

Revenues of $132.1 million in 1993 were 16.7 percent less than revenues of $158.7 million in restated 1992. Almost every region of the world experienced revenue declines, including the United States which was down
18.0 percent and Europe, primarily sales to Philips, which decreased
27.6 percent. In 1992, the introduction of the ScopeMeter product line was very successful. While ScopeMeter continued to be one of the Company's highest revenue-producing product families during 1993, sales were down substantially from 1992. The decrease in sales was due to the high level of distributor stocking orders in 1992 in addition to the slowdown in the economy in 1993. This downturn in revenues, due to the economy, was also felt across the Company's other product lines. ScopeMeter revenues increased in 1994 over 1993, and it continues to be one of the Company's most successful product lines.

Revenues in the United States were significantly affected by the depressed economic conditions as customers reduced their capital purchases in response to economic pressures. The Company continued to be affected by the decline in purchases by the U.S. government. To mitigate this decline in U.S. government business, the Company expanded into new market segments by expanding its product offering in the automotive test market and entering the LAN market. The Company has continued to invest in the development of new products; however, only a few products were introduced in the 1993 transition period.

Operating expenses decreased 4.4 percent in 1993 from restated 1992, but increased significantly as a percentage of revenues. The Company instigated several cost-cutting measures in restated 1993 to reduce expenses, including delaying salary increases for several months and requiring days off without pay or temporarily reducing the pay of employees and directors. In addition, the Company reduced employees through attrition and layoffs.

The decline in marketing and administrative expenses of 7.4 percent was due primarily to decreased expenses of the U.S. sales operation. During 1992 and 1993, fifteen sales offices in smaller markets were closed and the salespeople are now working out of their homes. The expense for research and development increased 6.4 percent in 1993 over restated 1992. The increase had been planned; consequently, the cost-cutting measures, other than salary reductions, did not impact research and development to the same extent that other areas were affected.

Financial Results 1992 versus 1991

In this section, references to 1992 and 1991 represent 52/53-week fiscal years ending on September 25, 1992 and September 27, 1991, respectively.

Revenues of $271.8 million in 1992 were 13.4 percent greater than revenues of $239.7 million in 1991. This growth in revenues was primarily the result of new products, most significantly, the ScopeMeter product line. Revenues in the United States increased 15.3 percent in 1992 over 1991. The majority of the increase came from increased sales through the Company's network of distributors and sales to the U.S. government. Revenues from the Company's network of distributors continue to grow as the types of products the Company is developing under the new mission are more effectively sold through distributors or other indirect sales channels.

Revenues from outside the United States increased 10.0 percent in 1992 over 1991. The Company's products had particularly good revenue growth in Canada, which grew 27.0 percent in spite of a difficult economic environment, the People's Republic of China, which grew 58.5 percent, and Taiwan, Mexico and Singapore, which all had revenue increases in excess of 25.0 percent.

Gross margin, as a percentage of revenues, declined to 44.9 percent in 1992 from 46.1 percent in 1991. This decline was caused by the increase in the resale of Philips products and other purchased products and the increased percentage of revenues generated through the distribution network. Selling through the distributor network generates lower gross margin because the distributors buy at a larger discount than direct customers.

In 1991, the Company accrued $10.8 million in restructuring charges for the cost of discontinuing products and processes that are not consistent with the Company's revised mission.

LIQUIDITY AND CAPITAL RESOURCES

The Company negotiated two separate committed lines of credit, totaling $55.0 million, in conjunction with the acquisition. One line of credit was for the acquisition financing and other domestic working capital needs and one was for the working capital requirements of the newly acquired European operations. The Company utilized both these lines of credit during 1994. The initial borrowings for the acquisition under the domestic line of credit were repaid during the year and the line was subsequently utilized for working capital requirements. The foreign line was utilized throughout the year. The amount of debt outstanding at April 29, 1994 under both lines of credit was $14.3 million. In addition to the committed lines of credit, the Company also has uncommitted lines totaling $44.0 million. There was nothing outstanding under the uncommitted lines at April 29, 1994. The Company is in compliance with all covenants of its lines of credit.

The acquisition of the Philips operations required a significant financial commitment by the Company. The cash flow from operations was impacted by the costs of the acquisition and the required funding of the working capital needs of the new European operations. The Company expects to utilize the lines of credit to fund working capital and capital expenditure requirements during fiscal year 1995. Cash flow from operations should be sufficient to allow these lines to be repaid in fiscal 1996.

The increase in international operations has increased the Company's risk to fluctuation in foreign currency rates. The increase in assets and cash flows denominated in foreign currency now represent a significant part of the Company's assets and cash flows. The Company has a foreign currency hedging program that reduces this risk. However, the risk can not be eliminated and the Company monitors this closely.

Capital expenditures were $13.1 million in 1994, $6.2 million in 1993 and $9.3 million in 1992. The addition of the European operations did not substantially increase the capital expenditure requirements of the Company. The budgeted capital expenditures for 1995 are approximately $13 million. Expenditures are primarily for manufacturing and research and development equipment.

The Company's accounts receivable of $70.5 million was much higher at April 29, 1994 than the $27.5 million at April 30, 1993. This is due primarily to the addition of the European customer base and to the longer sales terms in most of Europe than in the United States. This will have a slightly negative impact on the Company's cash flow.

The Company continued its cash dividend policy with cash dividends of $0.13 per share in each quarter of 1994. The Company made $4.0 million in dividend payments in 1994.

                                FLUKE CORPORATION AND SUBSIDIARIES
                                   CONSOLIDATED BALANCE SHEETS
(in thousands except shares and per share amounts)
                                                    April 29, 1994  April 30, 1993  Sept. 25, 1992
ASSETS
Current Assets
  Cash and cash equivalents                               $  6,520        $ 24,415        $ 16,373
  Accounts receivable (less allowances:
     1994-$586; 1993-$476; 1992-$406)                       70,510          27,526          43,734
  Inventories                                               54,365          47,244          43,292
  Deferred income taxes                                     13,109           6,686           7,313
  Prepaid expenses                                           9,914           5,051           3,128
     Total Current Assets                                  154,418         110,922         113,840

Property, Plant and Equipment
  Land                                                       6,181           6,181           6,121
  Buildings                                                 46,661          46,434          46,080
  Machinery and equipment                                   93,406          87,868          86,317
  Construction in progress                                   2,440           2,317           2,221
                                                           148,688         142,800         140,739
  Less accumulated depreciation                            (88,412)        (87,709)        (84,629)
     Net Property, Plant and Equipment                      60,276          55,091          56,110
Goodwill and Other Intangible Assets                        24,995             ---             ---
Other Assets                                                 5,913           6,074           5,856
Total Assets                                              $245,602        $172,087        $175,806

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Short-term debt                                              ---             ---        $    781
  Accounts payable                                        $ 19,413        $  6,673           7,521
  Accrued liabilities                                       35,454          14,107          18,194
  Accrued liabilities related to restructuring                 676           5,414           6,799
  Income taxes payable                                         665             307             470
  Current maturities of long-term
    obligations                                                235              57             292
  Total Current Liabilities                                 56,443          26,558          34,057
Long-Term Obligations                                       14,712              34             391
Deferred Income Taxes                                        9,152           6,604           8,137
Other Liabilities                                            7,466           3,704           3,757
     Total Liabilities                                      87,773          36,900          46,342
Stockholders' Equity
  Preferred stock, $0.25 par value (authorized
     2,000,000 shares, issued Series A Convertible
     Preferred Stock, zero shares in 1994 and
     78,462 shares in 1993 and 1992)                           ---              20              20
  Common stock, $0.25 par value (authorized
     20,000,000 shares, issued including
     repurchased and nonvested shares, 8,807,391)            2,202           2,202           2,202
  Additional paid-in capital                                81,081          96,072          96,047
  Retained earnings                                         96,553          91,856          86,901
                                                           179,836         190,150         185,170
  Less repurchased shares, at cost                         (19,542)        (54,263)        (54,444)
  Less nonvested shares                                       (362)           (700)         (1,262)
  Cumulative translation adjustment                         (2,103)            ---             ---
     Total Stockholders' Equity                            157,829         135,187         129,464
Total Liabilities and Stockholders' Equity                $245,602        $172,087        $175,806

The accompanying notes are an integral part of the financial statements.

                                   FLUKE CORPORATION AND SUBSIDIARIES
                                   CONSOLIDATED STATEMENTS OF INCOME
(in thousands except shares and per share amounts)
                                                 For the   For the seven         For the         For the
                                              year ended    months ended      year ended      year ended
                                          April 29, 1994  April 30, 1993  Sept. 25, 1992  Sept. 27, 1991
Revenues                                        $357,904        $132,139        $271,819        $239,651
Cost of Goods Sold                               182,475          72,167         149,776         129,095
Gross Margin                                     175,429          59,972         122,043         110,556
Operating Expenses
  Marketing and administrative                   123,606          42,986          79,197          75,213
  Research and development                        34,952          13,671          22,515          22,051
  Restructuring                                      ---             ---             ---          10,800
     Total Operating Expenses                    158,558          56,657         101,712         108,064
Operating Income                                  16,871           3,315          20,331           2,492
Nonoperating Expenses (Income)
  Interest expense                                 1,529              24             254              62
  Other                                            1,262            (666)         (1,109)         (1,011)
     Total Nonoperating Expenses (Income)          2,791            (642)           (855)           (949)
Income Before Income Taxes and
  Cumulative Effect of Changes in
  Accounting Principles                           14,080           3,957          21,186           3,441
Provision for Income Taxes                         5,280           1,116           5,982             236
Income Before Cumulative Effect of
  Changes in Accounting Principles                 8,800           2,841          15,204           3,205
Cumulative Effect on Prior Years
  (to September 26, 1992) of a Change
  in Accounting for Inventory, Net of Tax            ---           2,423             ---             ---
Cumulative Effect on Prior Years
  (to September 26, 1992) of a Change
  in  Accounting for Income Taxes                    ---           1,479             ---             ---
Net Income                                      $  8,800        $  6,743        $ 15,204        $  3,205

Per Share Amounts:
Income Before Cumulative Effect of
  Changes in Accounting Principles              $   1.10        $   0.40        $   2.16        $   0.46
Cumulative Effect of Accounting Changes:
  Accounting for inventory                           ---        $   0.34             ---             ---
  Accounting for income taxes                        ---        $   0.21             ---             ---
Earnings Per Share                              $   1.10        $   0.95        $   2.16        $   0.46
Average Shares and Share Equivalents
  Outstanding                                  8,031,696       7,069,463       7,033,695       6,943,941
Pro Forma Amounts Assuming the Change
  in Accounting for Inventory is
  Applied Retroactively:
Net Income                                      $  8,800        $  4,320        $ 14,938        $  3,156
Earnings Per Share                              $   1.10        $   0.61        $   2.12        $   0.45

The accompanying notes are an integral part of the financial statements.

                                  FLUKE CORPORATION AND SUBSIDIARIES
                                 CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands except shares and per share amounts)
                                                 For the   For the seven         For the         For the
                                              year ended    months ended      year ended      year ended
                                          April 29, 1994  April 30, 1993  Sept. 25, 1992  Sept. 27, 1991
Operating Activities
Net income                                      $  8,800         $ 6,743         $15,204        $  3,205
Items not affecting cash:
  Change in accounting principles                    ---          (3,902)            ---             ---
  Depreciation and amortization                   17,071           7,091          11,460          10,752
  Deferred income tax                              2,381             573              47          (2,697)
  Accrued pension expense                         (1,162)            103            (837)           (192)
  Stock awards                                       376             222             680             860
  Loss (gain) on disposal of property,
    plant and equipment                              242             104              18             (39)
  Provision for restructuring                        ---             ---             ---          10,800
Net change in:
  Accounts receivable                            (45,023)         16,208            (104)         (4,910)
  Inventories                                      4,580          (2,257)           (887)          1,749
  Prepaid expenses                                (2,356)         (1,923)           (752)          1,582
  Accounts payable                                12,998            (848)         (2,138)          3,181
  Accrued liabilities                              5,791          (3,800)          1,561           2,070
  Accrued liabilities related to restructuring       892            (726)         (1,285)           (254)
  Income taxes payable                               394            (109)             25             277
  Other assets and liabilities                     2,023            (895)           (299)         (2,334)
     Net Cash Provided By Operating Activities     7,007          16,584          22,693          24,050
Investing Activities
Additions to property, plant and equipment       (13,050)         (6,161)         (9,337)        (10,112)
Proceeds from disposal of property,
  plant and equipment                                180             575             324             455
Purchase of Philips test and measurement
  business                                       (26,056)            ---             ---             ---
Purchase of Summation, Inc., net of
  cash acquired                                      ---             ---             ---          (1,442)
  Net Cash Used By Investing Activities          (38,926)         (5,586)         (9,013)        (11,099)
Financing Activities
Proceeds from short-term debt                      2,329             775           3,257          14,901
Payments on short-term debt                       (2,329)         (1,556)         (3,180)        (17,269)
Proceeds from long-term obligations               47,879             ---             ---             ---
Payments on long-term obligations                (33,023)           (592)           (261)           (518)
Repurchase of common stock                           ---             ---             ---          (3,317)
Repurchase of preferred stock                        ---             ---            (252)            ---
Cash dividends paid                               (3,970)         (1,719)         (3,153)         (2,627)
Other financing activities, net                      222             136             626             219
  Net Cash Provided (Used) By Financing
    Activities                                    11,108          (2,956)         (2,963)         (8,611)
Effect of Foreign Currency Exchange Rates
  on Cash and Cash Equivalents                     2,916             ---             ---             ---

Net Increase (Decrease) In Cash and Cash
  Equivalents                                    (17,895)          8,042          10,717           4,340
Cash and Cash Equivalents at Beginning
  of Period                                       24,415          16,373           5,656           1,316
Cash and Cash Equivalents at End of
  Period                                        $  6,520         $24,415         $16,373        $  5,656
Supplemental Cash Flow Information:
  Income taxes paid                             $  5,142         $   826         $ 5,544        $  3,258
  Interest paid                                 $  1,529         $    24         $   254        $     62

The accompanying notes are an integral part of the financial statements.

                                               FLUKE CORPORATION AND SUBSIDIARIES
                                         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands except shares)
                                                       Number of               Par              Par
                                                          Common          Value of         Value of         Additional
                                                          Shares         Preferred           Common            Paid-In
                                                     Outstanding             Stock            Stock            Capital
Balance, September 28, 1990                            6,513,408              $ 20           $2,202            $96,867
Net income
Issuance of shares under stock award plans                26,779                                                  (151)
Vesting of 41,933 shares under stock award plans
Cash dividends declared
Income tax charge for stock award plans                                                                           (114)
Repurchase of common shares                             (256,300)
Sale of shares under employee stock purchase plan          8,290                                                   (40)
Exercise of stock options                                  4,000                                                   (25)
Balance, September 27, 1991                            6,296,177              $ 20           $2,202            $96,537
Net income
Forfeiture of shares under stock award plans              (1,942)                                                   10
Vesting of 41,516 shares under stock award plans
Cash dividends declared
Income tax benefit from stock award plans                                                                           60
Repurchase of 1,538 preferred shares                                                                              (252)
Exercise of stock options                                 40,400                                                  (308)
Balance, September 25, 1992                            6,334,635              $ 20           $2,202            $96,047
Net income
Issuance of shares under stock award plans                   220                                                    11
Vesting of 27,394 shares under stock award plans
Cash dividends declared
Income tax benefit from stock award plans                                                                           54
Exercise of stock options                                  7,600                                                   (40)
Balance, April 30, 1993                                6,342,455              $ 20           $2,202            $96,072
Net income
Forfeiture of shares under stock award plans              (5,109)                                                  145
Vesting of 17,117 shares under stock award plans
Issuance of shares for acquisition                     1,000,000                                                (1,450)
Conversion of preferred shares                           538,144               (20)                            (13,361)
Cash dividends declared
Income tax benefit from stock award plans                                                                           30
Exercise of stock options                                 23,200                                                  (355)
Net translation loss
Balance, April 29, 1994                                7,898,690               ---           $2,202            $81,081
                                               FLUKE CORPORATION AND SUBSIDIARIES
                                         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (continued)
(in thousands except shares)
                                                                       Repurchased
                                                                               and       Cumulative              Total
                                                        Retained         Nonvested      Translation       Stockholders'
                                                        Earnings            Shares       Adjustment             Equity
Balance, September 28, 1990                              $74,533          $(55,556)             ---           $118,066
Net income                                                 3,205                                                 3,205
Issuance of shares under stock award plans                                     151                                 ---
Vesting of 41,933 shares under stock award plans                               953                                 953
Cash dividends declared                                   (2,747)                                               (2,747)
Income tax charge for stock award plans                                                                           (114)
Repurchase of common shares                                                 (3,317)                             (3,317)
Sale of shares under employee stock purchase plan                              192                                 152
Exercise of stock options                                                       92                                  67
Balance, September 27, 1991                              $74,991          $(57,485)             ---           $116,265
Net income                                                15,204                                                15,204
Forfeiture of shares under stock award plans                                   (10)                                ---
Vesting of 41,516 shares under stock award plans                               855                                 855
Cash dividends declared                                   (3,294)                                               (3,294)
Income tax benefit from stock award plans                                                                           60
Repurchase of 1,538 preferred shares                                                                              (252)
Exercise of stock options                                                      934                                 626
Balance, September 25, 1992                              $86,901          $(55,706)             ---           $129,464
Net income                                                 6,743                                                 6,743
Issuance of shares under stock award plans                                     (11)                                ---
Vesting of 27,394 shares under stock award plans                               578                                 578
Cash dividends declared                                   (1,788)                                               (1,788)
Income tax benefit from stock award plans                                                                           54
Exercise of stock options                                                      176                                 136
Balance, April 30, 1993                                  $91,856          $(54,963)             ---           $135,187
Net income                                                 8,800                                                 8,800
Forfeiture of shares under stock award plans                                  (145)                                ---
Vesting of 17,117 shares under stock award plans                               352                                 352
Issuance of shares for acquisition                                          20,894                              19,444
Conversion of preferred shares                                              13,381                                 ---
Cash dividends declared                                   (4,103)                                               (4,103)
Income tax benefit from stock award plans                                                                           30
Exercise of stock options                                                      577                                 222
Net translation loss                                                                         (2,103)            (2,103)
Balance, April 29, 1994                                  $96,553          $(19,904)         $(2,103)          $157,829

The accompanying notes are an integral part of the financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING PERIOD. Fluke Corporation utilizes a 52/53-week fiscal year ending on the last Friday in April. In 1993, the Company changed its fiscal year-end to the last Friday in April. Fiscal 1993 was a seven-month transition period ending on April 30, 1993. Prior to fiscal 1993, the Company utilized a 52/53-week fiscal year ending on the last Friday in September. The accompanying financial statements include audited consolidated financial statements for the seven-month transition period ended April 30, 1993.

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

REVENUE RECOGNITION. Revenue is recognized at the time product is shipped or service is rendered to an unaffiliated customer. Revenue from service contracts is recognized ratably over the lives of the contracts.

TRANSLATION OF FOREIGN CURRENCIES. The local currency is deemed to be the functional currency in most of the Company's foreign operations. In these operations, translation gains and losses resulting from converting the local financial statements to U.S. dollar financial statements are recorded in the Cumulative Translation Adjustment account in the equity section of the balance sheet. In the remaining foreign operations, the U.S. dollar is deemed to be the functional currency. In these operations, translation gains or losses are included in the statements of income.

CASH AND CASH EQUIVALENTS. Cash and cash equivalents include cash on hand and highly liquid, short-term investments with an original maturity of less than three months.

INVENTORIES. Inventories are valued at the lower of cost or market with cost being currently adjusted standard cost, which approximates cost on a first-in, first-out basis.

PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment, including improvements and major renewals, are stated at cost. Maintenance and repairs are expensed as incurred. Depreciation is calculated over the estimated useful lives of the related assets on the straight-line basis for financial statement purposes, while an accelerated method is generally used for income tax purposes.

INCOME TAXES. The provision for income taxes is computed on pretax income reported in the financial statements. The provision differs from income taxes currently payable because certain items of income and expense are recognized in different periods for financial statement and tax return purposes. Deferred income taxes have been recorded using the liability method in recognition of these temporary differences. The Company has provided for U.S. and foreign taxes on all of the undistributed earnings of its foreign subsidiaries that are expected to be repatriated.

EARNINGS PER SHARE. Earnings per share is based on the weighted average number of common shares and share equivalents outstanding during the fiscal year. Stock options are considered common stock equivalents and their dilutive effect is included in the earnings per share calculation. In the periods they were outstanding, the shares of Series A Convertible Preferred Stock were considered common stock equivalents.

NOTE 2 ACQUISITION OF PHILIPS T&M BUSINESS

On May 26, 1993, the Company completed the acquisition of the test and measurement business of Philips Electronics N.V. of the Netherlands (Philips) with an effective date of May 1, 1993. Since 1987, the Company and Philips had a strategic alliance pursuant to which Philips sold the Company's products in Europe and other selected markets and the Company sold Philips' products in North America and other selected markets. The alliance also included joint product development and technology agreements.

As the alliance evolved, it became evident to both companies that the best way to leverage the talents of each company was to merge the businesses and operate under one management. This led to the Company's purchase of the Philips test and measurement business.

The Company acquired manufacturing operations in the Netherlands, engineering groups in the Netherlands and Germany and sales and service operations in fourteen European countries. The headquarters of the Company's Diagnostic Tools Division is in Almelo, the Netherlands. The division is responsible for ScopeMeter test tools, oscilloscope, function generator and logic analyzer product lines. The European sales and service headquarters is located in Eindhoven, the Netherlands. The acquisition added approximately $105 million in annual worldwide revenues in fiscal 1994. The acquisition increased the number of employees of the Company by over 900 people.

The purchase price for the Philips test and measurement business was approximately $41.8 million in cash and stock. The cash portion was financed with the Company's cash and utilization of a portion of its $55.0 million lines of credit obtained specifically to finance the acquisition. The stock component consisted of one million shares of the Company's common stock, which were issued from repurchased shares. The Series A Convertible Preferred Stock that Philips owned was converted to common shares at the rate stated in the preferred stock agreement, or 538,144 shares of common stock. After the transaction, Philips owned 1,538,144 shares of the Company's common stock, or approximately 19.5 percent of the shares outstanding. There are restrictions on Philips' ability to sell the shares, and the Company has the option to buy the shares before they can be offered for sale to a third party. Accordingly, the stock was recorded at a 15 percent discount from the market value at date of issue. Subsequent to April 29, 1994, Philips offered for sale 150,000 shares, as allowed under the agreement. The Company exercised its right to purchase the shares at a price of $30.53 per share for a total of $4.6 million.


The Company recorded the acquisition under the purchase method of accounting. The components of the purchase price are as follows:

(in thousands except per share amounts)
One million shares of the Company's common stock,
     at a fair value of $19.44 per share                               $19,444
Net cash paid for purchase                                              22,365
Purchase price                                                          41,809

Acquisition costs                                                        3,700

Purchase price and related acquisition costs                           $45,509

The allocation of the purchase price is as follows:

(in thousands)

Inventory                                                              $15,800
Prepaid expenses and other current assets                                2,668
Plant, machinery and equipment                                           6,801
Intangible assets                                                        7,700

Deferred tax assets
     Gross value                                                        27,297
     less:  valuation reserve                                          (18,000)
     Net value                                                           9,297

Deferred tax liability                                                  (3,001)
Accrued expenses and other liabilities                                 (14,573)
Goodwill                                                                20,817

Purchase price and related acquisition costs                           $45,509

Pro forma data combines the financial results of the Company and the Philips test and measurement business as if they had been combined at the beginning of the periods presented. Pro forma data is not necessarily indicative of what the actual results would have been or indicative of futures results. Pro forma data for the transition period ended April 30, 1993 and the year ended September 25, 1992 are presented below:

Pro Forma Data (unaudited)

in thousands except per share amounts
                                                           Transition Period           Year Ended
                                                        ended April 30, 1993   September 25, 1992 <F1>
Revenues                                                            $207,704             $429,219
Income before cumulative effects of accounting changes              $  2,880             $ 21,263
Earnings per share                                                  $   0.41             $   2.65

<F1>  Pro forma 1992 data is compiled using historical Philips data for the year ended December 31, 1992 and historical data of the Company for the year ended September 25, 1992.

The pro forma consolidated financial results include pro forma adjustments for an increase in interest expense due to borrowings used to finance both the acquisition and the working capital requirements of the acquired European operations and amortization of intangible assets acquired and of costs in excess of net assets acquired.

As part of the acquisition, the Company entered into service agreements and facility leases with Philips related to the European operations. The Company paid Philips $18.3 million for such services and facilities lease rent during fiscal 1994. In addition, the Company purchased $16.5 million of component parts and finished goods from Philips during fiscal 1994. Before the completion of the acquisition in fiscal 1994, aggregate sales and purchases with Philips totaled approximately $31.3 million in the seven months ended April 30, 1993, $71.5 million in 1992 and $53.0 million in 1991. Amounts included in accounts receivable that were due from Philips were approximately $3.1 million in 1993 and $7.6 million in 1992. Amounts included in accounts payable that were due to Philips were approximately $2.0 million in 1993 and $3.0 million in 1992.

NOTE 3 RESTRUCTURING

In 1991, the Company accrued $10.8 million in connection with the announcement of a Board-approved restructuring initiative. This resulted in an after-tax charge of $6.9 million or $1.00 per share. The Company is focusing its current efforts on the compact, professional electronic test tools market, which necessitates discontinuing products and internal processes that are not consistent with that objective.

These restructuring activities have been essentially completed. As part of the restructuring initiative, the Company discontinued or sold its signal generator line, touch screen line, controller lines, most of its digital test tool (board test) line and other smaller product lines. Charges against the restructuring accrual have included inventory and fixed asset write-offs for discontinued product lines, the costs of consolidating the U.S. sales and service operations, and severance payments.

NOTE 4 INVENTORIES
(in thousands)
                                   April 29, 1994     April 30, 1993     September 25, 1992
Finished goods                            $17,904            $17,678                $14,932
Work-in-process                            10,390             11,735                 11,720
Purchased parts and materials              26,071             17,831                 16,640
Total Inventories                         $54,365            $47,244                $43,292

Effective in fiscal 1993, the Company changed its method of applying overhead costs to inventories. Previously, all overhead costs were applied to inventory during the production process based on various methods such as labor or machine hours. Under the new method, certain overhead costs are applied to purchased parts at the time inventory is received based on related procurement activities, and the remaining overhead costs are applied to inventory during the production process. The change was made to improve the valuation of inventory by applying overhead costs to inventory as the costs are incurred. The change in accounting for inventory is recorded as a cumulative effect of a change in an accounting principle, which had the effect of increasing 1993 net income by $2.4 million (net of income tax in the amount of $952,000). This change had no significant impact on 1993 income before cumulative effect of accounting changes. The financial statements have not been restated to reflect this accounting change; however, pro forma information, as if the change were made retroactively, is shown on the Consolidated Statements of Income.

NOTE 5 ACCRUED LIABILITIES
(In thousands)
                                       April 29, 1994     April 30, 1993     September 25, 1992
Compensation payable                          $ 9,674            $ 5,365                $ 6,202
Retirement plans contributions payable            960                476                    698
Self-insurance plan                             1,003              1,043                  1,094
Accrued expenses                               15,619              4,105                  3,818
Unearned service revenue                        2,358              1,160                  1,059
Other taxes payable                             3,913                784                  2,364
Profit-sharing bonus payable                      693                ---                  1,942
Dividends payable                               1,027                895                    825
Other items                                       207                279                    192
Total Accrued Liabilities                     $35,454            $14,107                $18,194

NOTE 6 GOODWILL AND INTANGIBLE ASSETS

Goodwill represents the excess of the purchase price over the fair market value of the net assets acquired in the purchase of the Philips test and measurement business. The goodwill is being amortized on a straight-line basis over twenty years. The Company owns intangible assets, most of which were acquired in the purchase of the Philips test and measurement business. These intangible assets are being amortized over five years. The accumulated amortization of goodwill and intangible assets at April 29, 1994 was $1.0 million and $1.6 million, respectively. Amortization expense is recorded in nonoperating expense.

NOTE 7 INCOME TAXES

Effective September 26, 1992, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income taxes." Adoption of Statement No. 109 required the Company to change from the deferred method to the liability method of accounting for deferred income taxes. Under the liability method, deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting and the amounts used for tax purposes. Deferred income taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Prior to the adoption of Statement No. 109, income tax expense was determined using the deferred method. Deferred tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns and was measured at the tax rate in effect in the year the difference originated.

As permitted by Statement No. 109, the Company elected to record the cumulative effect of adopting the Statement and not restate the financial statements of prior years. The cumulative effect of the change increased net income in 1993 by $1.5 million or $0.21 per share.

Significant components of the Company's deferred tax assets and liabilities as of April 29, 1994, April 30, 1993 and September 25, 1992 are as follows:

(in thousands)
                                              April 1994           April 1993      September 1992
Deferred Tax Assets:
  Accrued restructuring costs                   $    237               $1,841             $ 2,312
  Accrued employee benefit expenses                4,457                1,639               1,674
  Inventory adjustments                            4,301                1,831               1,774
  Net operating loss carryforward
    of acquired company                           21,911                  491                 532
  Product warranty accruals                          525                  486                 425
  Foreign tax credit carryforwards                  ---                  927                1,056
  Other items, net                                   259                  398                 333

Total Deferred Tax Assets                         31,690                7,613               8,106
  Valuation reserve                              (18,582)                (927)             (1,056)
Net Deferred Tax Assets                         $ 13,108               $6,686              $7,050
Deferred Tax Liabilities:
  Fixed asset basis differences                 $  5,774               $5,403             $ 5,366
  Foreign tax accruals and adjustments               231                  596               1,029
  Pension                                          1,078                  311                 ---
  Intangible assets                                2,057                  ---                 ---
  Other items, net                                    12                  294                 ---
Total Deferred Tax Liabilities                  $  9,152               $6,604             $ 6,395

For financial reporting purposes, income before income taxes is as follows:

(in thousands)
                                                 For the        For the seven              For the         For the
                                              year ended         months ended           year ended      year ended
                                              April 1994           April 1993       September 1992  September 1991
U.S.                                             $13,681               $3,239              $20,201          $2,250
Foreign                                              399                  718                  985           1,191
                                                 $14,080               $3,957              $21,186          $3,441

The provision for income taxes is as follows:

(in thousands)
                                                      LIABILITY METHOD                       DEFERRED METHOD
                                                 For the        For the seven              For the         For the
                                              year ended         months ended           year ended      year ended
                                              April 1994           April 1993       September 1992  September 1991
Current taxes on income:
  U.S.                                            $1,791               $  199               $5,270         $ 2,263
  Foreign                                            986                  344                  665             670
                                                   2,777                  543                5,935           2,933
Deferred income taxes                              2,503                  573                   47          (2,697)
                                                  $5,280               $1,116               $5,982         $   236

The difference between the April 30, 1993 net deferred tax assets and the April 29, 1994 net deferred tax assets is not equal to the 1994 deferred income tax provision primarily due to the net deferred tax assets recorded on May 1, 1993 in connection with the acquisition of the Philips test and measurement business. In addition, the change in the deferred tax asset valuation reserve is comprised of a decrease in the reserve due to the realization of foreign tax credits and an increase due to the acquisition of foreign net operating losses. The acquired foreign net operating losses have an unlimited carryover period.

The deferred income tax provision (benefit) under the deferred method was as follows:

(in thousands)
                                                                                              DEFERRED METHOD
                                                                                           For the         For the
                                                                                        year ended      year ended
                                                                                    September 1992  September 1991
Deferred income taxes:
  Difference between book and tax depreciation                                              $  308         $   (28)
  Inventory adjustments                                                                       (855)            349
  Accrued employee benefit expenses                                                            248             493
  Repatriation of foreign earnings, net of foreign tax credit                                 (551)              3
  Accrued restructuring costs                                                                1,277          (3,542)
  Other items, net                                                                            (380)             28
                                                                                            $   47         $(2,697)

A reconciliation from the U.S. statutory rate to the effective tax rate is as follows:

(in thousands)
                                                  LIABILITY METHOD                                  DEFERRED METHOD
                                            For the             For the seven                For the                  For the
                                          year ended            months ended               year ended               year ended
                                          April 1994             April 1993              September 1992           September 1991
                                       Amount   Percent        Amount   Percent         Amount   Percent         Amount   Percent

Tax at U.S. statutory rate            $ 4,928     35.0%        $1,345      34.0%        $7,203      34.0%        $1,170      34.0%
Foreign tax greater (less)
  than U.S. statutory rate              1,765     12.5             (5)     (0.1)           161       0.7            203       5.9
Utilization of foreign tax credits     (1,538)   (10.9)          (129)     (3.3)          (956)     (4.5)          (410)    (11.9)
Foreign Sales Corporation tax benefit    (321)    (2.3)          (107)     (2.7)          (592)     (2.8)          (638)    (18.5)
State taxes, net of federal benefit       222      1.6             53       1.3            333       1.6             47       1.3
Nondeductible goodwill                    123      0.9            ---       ---            ---       ---            ---       ---
Other items, net                          101      0.7            (41)     (1.0)          (167)     (0.8)          (136)     (3.9)
                                      $ 5,280     37.5%        $1,116      28.2%        $5,982      28.2%         $ 236       6.9%


NOTE 8 EMPLOYEE BENEFIT PLANS

The expense related to employee benefit plans is as follows:

(in thousands)
                                                 For the        For the seven              For the          For the
                                              year ended         months ended           year ended       year ended
                                              April 1994           April 1993       September 1992   September 1991
Pension Plan, U.S.                                $1,147               $  738               $  901           $1,416
Pension Plans, Foreign                             1,519                  139                  210              173
Profit-sharing Retirement Plan                       652                  303                  859              719
Profit-sharing Bonus Plan                          1,296                  ---                3,834            2,472
Supplemental Retirement Plan                         437                  227                  392              315
Stock Award Plans                                    376                  180                  680              861
Performance Award Plans                              ---                  ---                   82              231
Administrative expenses of U.S.
  benefit plans                                      571                  314                  486              393
Total Employee Benefit Plans                      $5,998               $1,901               $7,444           $6,580

PENSION PLAN, U.S. The Company's U.S. pension plan includes all U.S. employees with a minimum of one year of service. Pension benefits are based upon years of service with the Company and the highest sixty months' average compensation earned. The Company's funding policy is to contribute annually the amount required by ERISA.

Net periodic U.S. pension cost is as follows:

(in thousands)
                                                 For the        For the seven              For the         For the
                                              year ended         months ended           year ended      year ended
                                              April 1994           April 1993       September 1992  September 1991
Service cost                                     $ 1,917               $1,129              $ 1,813         $ 1,830
Interest cost                                      2,939                1,655                2,639           2,365
Return on plan assets                             (2,590)              (1,602)              (2,013)         (5,063)
Net amortization and deferral                     (1,119)                (444)              (1,538)          2,284
Net periodic pension cost                        $ 1,147               $  738              $   901         $ 1,416

The funding status of the plan is as follows:

(in thousands)
                                                        April 29, 1994      April 30, 1993      September 25, 1992
Vested benefit obligation                                     $ 30,520             $23,400                 $21,570
Accumulated benefit obligation                                $ 31,266             $24,187                 $22,324
Projected benefit obligation                                  $ 40,925             $33,724                 $31,660
Fair market value of plan assets                                32,968              30,809                  29,033
Projected benefit obligation in excess of plan assets            7,957               2,915                   2,627
Prior service cost                                                 314                (828)                   (891)
Unrecognized net loss                                          (11,740)             (5,140)                 (4,346)
Unrecognized net transition asset                                1,493               2,032                   2,347
Additional minimum liability                                        94                 112                     ---
Prepaid pension liability                                     $ (1,882)            $  (909)                $  (263)

The weighted average discount rate was 8.0 percent in 1994 and 9.0 percent in 1993, 1992 and 1991, and the rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation was 3.0 percent in 1994 and 5.0 percent in 1993, 1992 and 1991. The expected long-term rate of return on plan assets was 10.8 percent in 1994 and 11.0 percent in 1993 and 1992. Upon adoption of Statement of Financial Accounting Standards No. 87 in 1988, the plan had an excess of plan assets, including accrued contributions, over projected benefit obligations (net transition asset) of $5.0 million. The net transition asset is being amortized over a period of 9.3 years.

All of the plan's assets are stated at fair market value and consist primarily of common stock, fixed income securities and cash equivalents.

PENSION PLANS, FOREIGN. The Company has various pension plans covering its foreign employees. Most of these plans are defined contribution plans and are fully funded. The expense for these plans was $620,000 in 1994. The remaining plans qualify for accounting under the rules of Statement of Financial Accounting Standards No. 87 (SFAS 87), "Accounting for Pensions." The tables below include only those international pension plans which qualify for SFAS 87 treatment.

Net periodic pension expense of foreign plans under SFAS No. 87 is as follows:

(in thousands)
                                                               For the
                                                            year ended
                                                            April 1994
Service cost                                                    $  792
Interest cost                                                    1,000
Return on plan assets                                             (893)
Net periodic pension cost                                       $  899

The funding status of the plans is as follows:

(in thousands)
                                                        April 29, 1994
Vested benefit obligation                                      $10,357
Accumulated benefit obligation                                 $11,011
Projected benefit obligation                                   $16,533
Fair market value of plan assets                                14,315
Projected benefit obligation in excess of plan assets            2,218
Unrecognized net loss                                             (290)
Accrued pension liability                                      $ 1,928

The weighted average discount rate varied from 6.5 percent to 7.0 percent and the rate of increase in future compensation levels used in determining the actuarial present values of the projected benefit obligation varied from
3.0 percent to 5.0 percent. The long-term rate of return on plan assets was
6.5 percent.

PROFIT-SHARING RETIREMENT PLAN. The Company has a profit-sharing retirement plan for all U.S. employees, which provides immediate eligibility and vesting. The Company matches the employees' salary deferrals under section 401(k) of the Internal Revenue Code, subject to certain profitability and dollar limits.

PROFIT-SHARING BONUS PLAN. The Company has a profit-sharing bonus plan, which generally provides semiannual cash payments to certain employees. The amount of each eligible employee's bonus is dependent upon their base salary in relation to the total base salary of all eligible employees and the operating performance of the Company. No profit-sharing bonus was paid for 1993.

SUPPLEMENTAL RETIREMENT PLAN. The Company has a supplemental retirement plan for key executives providing for periodic payments upon retirement. The long-term liability under this plan was $2.6 million in 1994, $2.5 million in 1993 and $2.6 million in 1992.

STOCK AWARD PLANS. The Company has an Inventor Recognition Stock Award Plan, which is designed to award individuals responsible for developing technology that is incorporated into the Company's patents. The Inventor Recognition Stock Award Plan provides for grants of restricted stock with a vesting period of two years.

The Company had a Key Contributor Stock Award Plan, which was designed to reward performance of employees other than senior management. Restrictions on the stock lapsed equally over five years so that each year 20 percent of the shares granted in prior years became free of restrictions. The fair market value of the stock at the date of grant established the compensation amount, which was amortized over the five-year vesting period. The Key Contributor Stock Award Plan was discontinued in 1992 and was replaced with a nonqualified stock option program.

PERFORMANCE AWARD PLAN. The Company had a long-term performance award plan, which provided cash awards to senior management based on three-year corporate performance. The plan was discontinued in 1991 and final awards were paid in 1992.

The long-term liabilities of these benefit plans constitute the major portion of Other Liabilities on the Balance Sheet.

NOTE 9 STOCKHOLDERS' EQUITY

REPURCHASED SHARES. The balance in the repurchased shares account was 908,701 shares in 1994, 2,464,936 in 1993 and 2,472,756 shares in 1992.

PREFERRED STOCK. There are 2,000,000 shares of preferred stock authorized, of which 250,000 shares have been designated Series A Convertible Preferred Stock. On May 26, 1993, as part of the purchase of the Philips test and measurement business, the 78,462 shares of Series A Convertible Preferred Stock, which were owned by Philips, were converted into 538,144 shares of common stock. The conversion rate was established in the original preferred stock agreement. There were no shares of preferred stock outstanding at April 29, 1994. There were 78,462 shares outstanding in 1993 and 1992.

STOCK PURCHASE PLAN. The Company has a voluntary employee stock purchase plan for eligible employees. The Company's contribution is 25 percent of the amount invested by the employee, plus all commissions and brokerage fees. The Company's expenses related to the plan were $433,000 in 1994, $252,000 for the seven months ended April 30, 1993, $443,000 in 1992 and $430,000 in 1991.

DIVIDENDS. The Company declared cash dividends of $0.52 per share in 1994, $0.26 per share in the seven months ended April 30, 1993, $0.48 per share in 1992 and $0.40 per share in 1991.

STOCKHOLDER RIGHTS PLAN. The Company has a Stockholder Rights Plan and issues one Right for each outstanding share of common stock. The Rights become exercisable only if a person or group (an "Acquiring Person") has acquired, or obtained the right to acquire, 25 percent or more of the outstanding shares of common stock of the Company or following the commencement of a tender or exchange offer for acquiring such same percentage. In the event that a person or group becomes an Acquiring Person, each Right, upon exercise, will entitle its holder (except for an Acquiring Person) to receive common stock of the Company (or, in certain circumstances, cash, property or other securities of the Company) or of any company with which the Company shall have entered into certain transactions having a value equal to two times the exercise price of the Right. In addition, under certain circumstances, the Continuing Directors can require that each Right (other than Rights held by an Acquiring Person) be exchanged for one share of common stock. The Company may redeem the Rights for $0.01 per Right at any time before they become exercisable. The Rights do not entitle their holders to any voting or dividend rights and, at least until they become exercisable, have no dilutive effect on the earnings of the Company. The plan was adopted to encourage a prospective acquirer of the Company to negotiate acquisition terms with the Board of Directors, including the Continuing Directors, to assure that the terms are in the best interests of the stockholders of the Company.

STOCK OPTIONS. The Company has a 1988 and a 1990 Stock Incentive Plan. Stock options granted under the 1990 plan and those granted after 1989 under the 1988 plan are nonqualified stock options exercisable 40 percent after one year, 30 percent after three years and 30 percent after five years and expire ten years from the date of grant. In addition, the Company has a Stock Option Plan for outside Directors, which was authorized in 1990 and annually grants nonqualified stock options to the Company's outside Directors. Grants under this plan and those made in fiscal years 1988 and 1989 under the 1988 Stock Incentive Plan are exercisable after one year and expire ten years from the date of grant. All options are granted at the market value on the date of grant. The Company makes no charge to income in connection with stock options. Shares reserved for issuance under these stock option plans totaled 2,185,000 shares at April 29, 1994 and 1,285,000 at April 30, 1993 and September 25, 1992, of which 1,018,550 shares, 337,900 shares, and 460,300 shares, respectively, were available for options to be granted in the future.

                                               Total Options        Price Range
Balance,
September 28, 1990 (145,900 options exercisable)     359,100   $11.88 to $25.75
  Granted                                            201,400   $16.63 to $20.38
  Terminated                                          (6,200)  $16.88 to $25.75
  Exercised                                           (4,000)            $16.88
Balance,
September 27, 1991 (229,500 options exercisable)     550,300   $11.88 to $25.75
  Granted                                            267,900   $23.81 to $30.75
  Terminated                                          (5,900)  $25.56 to $30.75
  Exercised                                          (40,400)  $11.88 to $25.75
Balance,
September 25, 1992 (204,600 options exercisable)     771,900   $11.88 to $30.75
  Granted                                            122,400   $26.00 to $26.81
  Exercised                                           (7,600)  $11.88 to $25.75
Balance,
April 30, 1993 (269,300 options exercisable)         886,700   $11.88 to $30.75
  Granted                                            246,300   $22.44 to $28.19
  Terminated                                         (26,950)  $11.88 to $30.75
  Exercised                                          (23,200)  $11.88 to $20.38
Balance,
April 29, 1994 (460,500 options exercisable)       1,082,850   $11.88 to $30.75


NOTE 10 FINANCING AND COMMITMENTS

The Company has $55.0 million of three-year committed revolving lines of credit which were arranged specifically for the acquisition of the Philips test and measurement business. These facilities are reduced in quarterly increments beginning in 1996. The $55.0 million lines of credit include a $30.0 million facility to be used to finance the acquisition and corporate working capital requirements and a $25.0 million multicurrency facility to finance the working capital requirements of the European operations. The committed lines of credit require certain working capital and other minimum financial requirements. The Company is in compliance with all covenants on its lines of credit. At April 29, 1994 there was $9.5 million outstanding from the $30 million facility and $4.8 million outstanding from the multicurrency facility.

The Company has $44.0 million in uncommitted lines of credit. There was no debt outstanding under these lines at April 29, 1994 or April 30, 1993. Borrowings under these lines totaled $781,000 at September 25, 1992. Long-term obligations include capital lease obligations.

The Company's operating lease expense, including leases with a term of less than one year, was $6.9 million in 1994, ($2.6 million for the seven months ended April 30, 1993, $4.1 million in 1992 and $3.9 million in 1991). The principal leases are for various sales offices, storage facilities, data processing equipment and automobiles. Most facility leases have escalation clauses to cover increases in direct lease expenses. Below is a schedule of future minimum lease payments under operating leases that have initial noncancelable lease terms in excess of one year as of April 29, 1994:

(in thousands)
Fiscal Year                               Facilities     Equipment       Total
1995                                          $2,646        $1,547     $ 4,193
1996                                           2,026         1,116       3,142
1997                                           1,719           586       2,305
1998                                           1,392           306       1,698
1999                                             432           915       1,347
                                              $8,215        $4,470     $12,685

NOTE 11 OPERATIONS BY GEOGRAPHIC AREAS

The Company is engaged in one line of business, the manufacture and sale of compact, professional electronic test tools. In the schedule below, revenues are reported based on the location of the customer, while income before income taxes and assets are reported based on the location of the Company's facilities. Intercompany transfers of products and services are made at arm's length between the various geographic areas. Revenue is not recognized for financial statement purposes until there has been a sale to an unaffiliated customer. Revenues from United States government agencies in the aggregate accounted for approximately 4.4 percent of consolidated revenues in 1994 (8.2 percent for the seven-month transition period ended April 30, 1993, 9.5 percent in 1992 and 10.0 percent in 1991).

(in thousands)
                                                 For the   For the seven         For the         For the
                                              year ended    months ended      year ended      year ended
                                          April 29, 1994  April 30, 1993  Sept. 25, 1992  Sept. 27, 1991
Revenues:
  United States                                 $168,230        $ 86,371        $179,429        $155,687
  Europe                                         137,275          17,220          39,932          36,573
  Other                                           52,399          28,548          52,458          47,391
Consolidated revenues                           $357,904        $132,139        $271,819        $239,651

Income before income taxes:
  United States                                 $ 20,699        $  6,300        $ 26,301        $ 17,627
  Europe                                             228             ---             ---             ---
  Other                                            1,158             718             985           1,190
  Corporate expense and eliminations <F1>         (8,005)         (3,061)         (6,100)        (15,376)
Consolidated income before income taxes         $ 14,080        $  3,957        $ 21,186        $  3,441

Assets:
  United States                                 $141,014        $164,402        $167,731        $157,051
  Europe                                         108,129             331             273             334
  Other                                           10,977           8,211           8,443           9,173
  Eliminations                                   (14,518)           (857)           (641)           (732)
Total Assets                                    $245,602        $172,087        $175,806        $165,826

<F1> Corporate expense included $10.8 million in restructuring charges in 1991.

NOTE 12 FINANCIAL INSTRUMENTS

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of trade receivables. As of April 29, 1994, the Company had no significant concentrations of credit risk due to a large and diversified customer base spanning vast geographic areas. At April 29, 1994, the Company had foreign exchange contracts for various foreign currencies totaling $2.0 million.

NOTE 13 CHANGE IN FISCAL YEAR-END

In 1993, the Company changed its fiscal year-end from the last Friday in September to the last Friday in April. Fiscal 1993 was a seven-month transition period. For comparative purposes, selected unaudited financial data for the seven-month period ended May 1, 1992 are presented below.

(in thousands except shares and per share amounts)
                                                                   For the
                                                              seven months ended
                                                        April 30, 1993    May 1, 1992
                                                                           (unaudited)
Revenues                                                      $132,139       $158,703
Operating Income                                              $  3,315       $ 12,411
Provision for Income Taxes                                    $  1,116       $  3,482
Income Before Cumulative Effect of Changes in
  Accounting Principles                                       $  2,841       $  8,948
Net Income                                                    $  6,743       $  8,948
Per Share Amounts:
  Income Before Cumulative Effect of Changes in
    Accounting Principles                                     $   0.40       $   1.28
  Earnings Per Share                                          $   0.95       $   1.28
Average Shares and Share Equivalents Outstanding             7,069,463      7,015,179
Net Cash Provided by Operating Activities                     $ 16,584       $ 13,799
Net Cash Used by Investing Activities                         $ (5,586)      $ (5,326)
Net Cash Used by Financing Activities                         $ (2,956)      $ (1,553)
Net Increase In Cash and Cash Equivalents                     $  8,042       $  6,920

NOTE 14 CONTINGENCIES

The Company is subject to various pending and threatened legal actions that arise in the normal course of business. In the opinion of management, liabilities arising from these claims, if any, will not have a material effect on the financial position of the Company.

REPORT OF ERNST & YOUNG, INDEPENDENT AUDITORS

Board of Directors and Stockholders
Fluke Corporation
Everett, Washington

We have audited the accompanying consolidated balance sheets of Fluke Corporation and subsidiaries as of April 29, 1994, April 30, 1993 and September 25, 1992, and the related consolidated statements of income, stockholders' equity and cash flows for the year ended April 29, 1994, the seven months ended April 30, 1993 and for each of the two years in the period ended September 25, 1992. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fluke Corporation and subsidiaries at April 29, 1994, April 30, 1993 and September 25, 1992, and the consolidated results of their operations and their cash flows for the year ended April 29, 1994, the seven months ended April 30, 1993 and for each of the two years in the period ended September 25, 1992, in conformity with generally accepted accounting principles.

As discussed in Note 4 and in Note 7 to the financial statements, in 1993 the Company changed its method of applying overhead costs to inventory and its method of accounting for income taxes.

ERNST & YOUNG
Seattle, Washington
June 10, 1994

REPORT OF MANAGEMENT

The management of Fluke Corporation (the Company) is responsible for the preparation and integrity of the Company's consolidated financial statements and related financial information. The statements have been prepared in conformity with generally accepted accounting principles and include the best estimates and judgments of management.

The Company maintains a system of internal control, which is designed to safeguard the Company's assets and ensure that transactions are recorded in accordance with Company policies. The Company's internal audit program is an important part of this control.

The Audit Committee of the Board of Directors is responsible for reviewing and approving the Company's consolidated financial statements, the system of internal accounting controls and the selection of independent auditors. The Audit Committee, which is comprised entirely of outside Directors, has unrestricted access to both internal and external auditors.

George M. Winn                                  John R. Smith
President,                                      Vice President,
Chief Operating Officer                             Treasurer

                                                        FINANCIAL SUMMARY
(in thousands except shares and per share amounts)
                                          For the   For the seven         For the         For the         For the         For the
                                       year ended    months ended      year ended      year ended      year ended      year ended
                                   April 29, 1994  April 30, 1993  Sept. 25, 1992  Sept. 27, 1991  Sept. 28, 1990  Sept. 29, 1989
Revenues                                 $357,904        $132,139        $271,819        $239,651        $233,839        $247,695
Cost of goods sold                       $182,475        $ 72,167        $149,776        $129,095        $123,255        $128,683
Gross margin                             $175,429        $ 59,972        $122,043        $110,556        $110,584        $119,012
Restructuring                                 ---             ---             ---        $ 10,800             ---             ---
Total operating expenses
  excluding restructuring                $158,558        $ 56,657        $101,712        $ 97,264        $ 95,213        $ 95,926
Operating income                         $ 16,871        $  3,315        $ 20,331        $  2,492        $ 15,371        $ 23,086
Income before income taxes and
  cumulative effect of changes
  in accounting principles               $ 14,080        $  3,957        $ 21,186        $  3,441        $ 14,693        $ 36,174
Cumulative effect of changes in
 accounting principles                        ---        $  3,902             ---             ---           ---               ---
Net income                               $  8,800        $  6,743        $ 15,204        $  3,205        $ 12,178        $ 23,151
Average shares and share equivalents
  outstanding                           8,031,696       7,069,463       7,033,695       6,943,941       7,073,292       8,279,335
Per Share Amounts:
Income before cumulative effect of
  changes in accounting principles       $   1.10        $   0.40        $   2.16        $   0.46        $   1.72        $   2.80
Cumulative effect of changes in
  accounting principles                       ---        $   0.55             ---             ---             ---             ---
Earnings per share                       $   1.10        $   0.95        $   2.16        $   0.46        $   1.72        $   2.80
Pro forma net income <F1>                $  8,800        $  4,320        $ 14,938        $  3,156        $ 11,836        $ 23,149
Pro forma earnings per share <F1>        $   1.10        $   0.61        $   2.12        $   0.45        $   1.67        $   2.80
Income before cumulative effect
  of changes in accounting principles
  as a percentage of revenues                2.46%           2.15%           5.59%           1.34%           5.21%           9.35%
Net income as a percentage of revenues       2.46%           5.10%           5.59%           1.34%           5.21%           9.35%
Cash dividends declared per share        $   0.52        $   0.26        $   0.48        $   0.40        $   0.32        $   0.20
Total assets                             $245,602        $172,087        $175,806        $165,826        $151,892        $157,259
Total stockholders' equity               $157,829        $135,187        $129,464        $116,265        $118,066        $110,122
Long-term obligations                    $ 14,712        $     34        $    391        $    154        $     94        $  2,253
Long-term interest expense               $  1,327        $     12        $     31        $     28        $    519        $    449

<F1>  Pro forma data is presented assuming the change in accounting for inventory (explained in Note 4) is applied retroactively.


                                  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
(in thousands except per share amounts)
                                               Income Before                         Earnings
                                        Gross     Cumulative           Net   Per Share Before         Earnings       Dividends
                      Revenues         Margin         Effect        Income  Cumulative Effect        Per Share       Per Share
Fiscal 1994:
  1st Quarter         $ 84,687       $ 40,755         $1,420       $ 1,420              $0.18            $0.18           $0.13
  2nd Quarter           89,554         42,824          1,899         1,899               0.24             0.24            0.13
  3rd Quarter           87,615         42,509          2,380         2,380               0.30             0.30            0.13
  4th Quarter           96,048         49,341          3,101         3,101               0.38             0.38            0.13
  Total               $357,904       $175,429         $8,800       $ 8,800              $1.10            $1.10           $0.52

Fiscal 1993: <F1>
  1st Quarter         $ 66,776       $ 29,004         $2,319       $ 2,319              $0.33            $0.33           $0.12
  2nd Quarter <F2>      64,581         29,268          3,132         7,034               0.44             0.99            0.12
  3rd Quarter           55,751         24,300            924           924               0.13             0.13            0.13
  4th Quarter           58,147         27,866          2,719         2,719               0.39             0.39            0.13
  Total               $245,255       $110,438         $9,094       $12,996              $1.29            $1.84           $0.50

<F1>Quarterly information for fiscal 1993 has been restated to reflect the new fiscal year structure with quarters ending in July, October, January and April.

<F2>  The second quarter of 1993 includes the cumulative effect of adopting
Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," ($1.5 million) and the change in accounting for inventory ($2.4 million).


                              STOCK PRICE INFORMATION
                                          1994                         1993 <F1>
                                  High            Low           High            Low
1st Quarter                     27 1/2         20 1/4         32 1/8         24 1/4
2nd Quarter                     26 5/8         23 3/4         31             25 1/4
3rd Quarter                     26 3/4         22 3/4         34 3/8         26 5/8
4th Quarter                     28 3/8         25             30 1/2         25 3/8

<F1>  Quarterly information for fiscal 1993 has been restated to reflect the new fiscal year structure with quarters ending in July, October, January and April.

Fluke Corporation stock is traded on the American and Pacific Stock Exchanges. Quarterly cash dividends of $0.13 per share were paid in 1994 and 1993 and $0.12 per share in 1992. The number of stockholders of record at April 29, 1994 was 2,109.