Form 10-K, Exhibit 13
period 1995-04-28
FLUKE CORP
filed 1995-07-27
CIK 37743

EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FINANCIAL RESULTS 1995 VS 1994

The financial results in 1995 showed improvement over 1994. Revenues of $382.1 million were up 7 percent over revenues of $357.9 million in 1994. International revenues, after conversion to U.S. dollars, were up 13 percent in 1995, while revenues in the United States were down less than one percent.

International revenues, which increased in many markets, were led by a 30 percent increase in Asian countries. Countries contributing to this growth were South Korea, which increased over 50 percent, Singapore, increasing almost 100 percent and Japan and Taiwan which both grew over 30 percent. Revenues in Europe increased 9 percent in 1995 over 1994. Revenues in foreign countries in which the Company has direct sales, when converted to U.S. dollars, are affected by changes in the currency exchange rate. The currencies of these countries generally strengthened against the U.S. dollar, which caused 1995 international revenues to be approximately 5 percent higher than 1994 from currency movements. The Company's international revenues comprised 56 percent of total revenues in 1995 and 53 percent of total revenues in 1994. This level of revenues from outside the United States has added some complexity and risk to the Company. These risks include increased exposure to the risk of foreign currency fluctuations, changes in labor and tax laws, import and export controls and changes in governmental policies. Beginning January 1996, the European Union will be requiring that all electrical instrument sold within Europe have a "CE" mark, which indicates compliance with certain electromagnetic emission and susceptibility regulations. The Company has embarked on a process to modify its significant products to conform to the CE requirements by the January 1, 1996 deadline.

Contributing to the flat revenues in the United States was a price increase at the beginning of fiscal 1995 which caused some movement of business to 1994, ahead of the price increase. There was no significant price increase at the beginning of fiscal 1996.

Cost of goods sold as a percentage of revenues decreased to 49 percent in 1995 from 51 percent in 1994. This improvement is attributed primarily to increased factory utilization in 1995 over 1994 and the mix of higher margin new products. Also contributing to the improvement was the shipment of product in 1994 which was acquired prior to the acquisition at a higher cost from Philips pursuant to the alliance. The acquisition and the alliance are described in Note 2, Acquisition of European Operations, to the financial statements. The improvement in cost of goods sold allowed gross margin to increase 12 percent on the 7 percent increase in revenues. The impact of currency was negligible.

Operating expenses increased 7 percent in 1995 over 1994. Approximately 3 percent of the increase was due to the weakening U.S. dollar against the currencies in which the Company has foreign operations. Marketing and administrative expense increased 7 percent and research and development expense increased 8 percent in 1995 over 1994. The increase in marketing and administrative expense was due to several items including higher commission expense from the sale of the local area network (LAN) products, higher reserves for bad debts and increased legal costs related to the protection of intellectual property. Research and development expense increased due to a continued high level of product introductions in 1995.

Four years ago, the Company developed a new mission that has been discussed in previous annual reports. The implementation of the mission has had a significant impact on the type of products developed and on the way products are sold in the U.S. The direct sales force in the U.S. was particularly impacted because most of these new mission-centric products are more effectively sold through indirect sales channels. In March 1995, it was determined that the selling responsibility of products previously sold by the Company's direct sales force would transfer to independent representative organizations. Those employees impacted by the transition have either been transferred to positions supporting indirect sales channels, hired by the representative organizations or have left the Company. The cost of the transition was recorded in 1995. There are fifteen representative organizations with geographic territories that will be selling the Company's products in the United States. This transition provides greater coverage for these products and changes the cost of selling these products from a primarily fixed to a variable cost.

The dynamics that caused the reorganization of the U.S. sales force are also impacting how products are sold in international markets. Each country is unique in the types of indirect sales channels that are available and in the ways customers make their purchases. As the markets evolve, the Company is evaluating the best methods of delivering its products to customers in each international market. Although there are differences between countries, the Company's products are increasingly sold through the various indirect channels and this trend is expected to continue.

The Company recorded $2.8 million in amortization expense for goodwill and intangible assets in 1995, most of which related to the acquisition of the Philips test and measurement business. This amortization is recorded in marketing and administrative expense. In 1994, this expense of $2.6 million was recorded in nonoperating expense, but has been reclassified to marketing and administrative expense in the accompanying financial statements.

The Company received a favorable settlement of $1.0 million in a legal action taken against a company for patent infringement of which $200,000 was recognized in nonoperating income in 1995. A reserve was established for the remainder due to uncertainty of collectibility. Other nonoperating activities in 1995 and 1994 included sales of facilities, interest income and expense and currency gains and losses, none of which changed significantly from year to year.

The effective annual tax rate increased from 37.5 percent in 1994 to 38.0 percent in 1995. Although the average statutory rate in Europe is close to the U.S. statutory rate of 35.0 percent, losses in some of the acquired country operations with no offsetting benefit caused the effective rate to exceed the statutory rate. The Company has deferred tax assets which require a minimum amount of taxable income in future years to be realized. The future level of income before income taxes is expected to be sufficient to realize the deferred tax assets, net of the recorded valuation allowance.

Net income and earnings per share both increased 69 percent in 1995 over 1994. This increase resulted from the 12 percent increase in gross margin while expenses only increased 7 percent. The Company's emphasis on revenue growth through new products while controlling expenses and improving factory efficiencies will continue in 1996.

FINANCIAL RESULTS 1994 VS 1993

All references to 1994 are to the fiscal year ended April 29, 1994 and all references to 1993 are to the seven-month transition period ended April 30, 1993. Restated 1993 refers to the 1993 results that have been restated to present 1993 on a comparable twelve month period to 1994. The transition period resulted from a change in the fiscal year end in 1993 from the last Friday in September to the last Friday in April.

Effective May 1, 1993, the Company completed the largest acquisition in its history with the purchase of the test and measurement business of Philips N.V. of the Netherlands (Philips). The completion of the acquisition ended the five year strategic marketing alliance between the Company and Philips. The acquisition provided the Company with several major products including ScopeMeter test tools, oscilloscopes, and function generators, which have been organized into the Company's Diagnostic Tools Division. It also provided the Company with direct sales and service operations in fourteen European countries. The addition of the Diagnostic Tools Division and the European sales operations added over 900 people to the Company, all in Europe. Additional financial data regarding the purchase is found in Note 2, Acquisition of European Operations, to the financial statements.

Net income in 1994 of $8.8 million and $1.10 per share was below historical levels. The Company planned for this reduced level of profitability for 1994 to invest in new product programs to accelerate the growth of the Company and offset the loss in revenues from the product lines which were discontinued or sold as a result of the restructuring initiative begun several years ago.

Revenues of $357.9 million in 1994 were 46 percent higher than the $245.3 million in restated 1993. Excluding the contribution of the acquisition, 1994 revenues were up slightly over the revenues of restated 1993. The geographical shift in the distribution of revenues was dramatically influenced by the acquisition. In 1993, the Company's U.S. revenues were 65 percent and international revenues were 35 percent of total revenues. European revenues contributed 13 percent of the total. In 1994, after the acquisition, U.S. revenues were 47 percent and international revenues were 53 percent of total revenues. European revenues in 1994 contributed 38 percent of the total.

Cost of goods sold as a percentage of revenues was 51 percent in 1994 compared to 54 percent in 1993. The Company added manufacturing operations in the Netherlands as a result of the acquisition. These new facilities produce instruments with a similar cost structure to the Company's facilities in the U.S. The acquired products the Company formerly purchased from Philips have a lower manufacturing cost than the previous cost to the Company under the alliance agreement. This reduction in cost of goods sold is offset to some degree by the increase in operating costs discussed below.

Operating expenses as a percentage of revenues increased from 43 percent to 45 percent. The addition of the acquired European operations, which includes marketing, selling, research and development, and administrative operations, increased the level of the Company's operating expense. As discussed above, the increased gross margin now generated on the sale of U.S. built products in Europe and the revenues from the acquired products support the increase in expense.

Marketing and administrative expenses increased as a percentage of revenues from 33 percent in 1993 to 35 percent in 1994. One factor in this increase is the addition of sales operations in fourteen European countries where the cost of selling is higher than in the U.S.

Research and development activities have remained a high priority for the Company. The Company spent 9.8 percent of revenues on research and development in 1994 compared to 10.3 percent in 1993. The research and development operations acquired from Philips have changed their focus to products that fit the Company's mission. In addition, to supplement the development resources, the Company has purchased some of its new products, such as the Company's first LAN product offerings. This allows the Company to get products to the market faster and then integrate this expertise into the Company.

Goodwill of $20.8 million and intangible assets of $7.7 million were recorded as a result of the acquisition. The goodwill is being amortized over 20 years and the intangible assets are being amortized over five years. Amortization expense of $2.6 million related to the intangible assets and goodwill as a result of the acquisition are recorded in marketing and administrative expense.

The effective annual tax rate increased from 28.2 percent in 1993 to 37.5 percent in 1994. The rate increase was caused primarily by the addition of the European operations and partially by the increase in the U.S. statutory rate to 35 percent. Although the average statutory rate in Europe is close to the U.S. statutory rate, losses in some of the acquired country operations with no offsetting benefit caused the increase in the overall rate. The effective annual tax rates in 1993 and 1992 were below the U.S. statutory rate of 34 percent, in those years, due to the utilization of existing foreign tax credit carryovers and the benefit of the Company's Foreign Sales Corporation.
 The significant foreign tax credit carryovers have been utilized, and in future years, foreign tax credits are not expected to influence the effective annual tax rate.

FINANCIAL RESULTS 1993 VS 1992

In this section, all references to 1993 are for the audited seven-month transition period ended April 30, 1993 and all references to restated 1992 are for the unaudited seven-month period ended May 1, 1992.

During 1993, the Company recorded two changes in accounting policies. The Company adopted Statement of Financial Accounting Standards Number 109, "Accounting for Income Taxes." The cumulative effect of adopting the statement was a positive adjustment to income of $1.5 million. The Company also changed the method used in applying overhead costs to inventory.
Overhead costs related to the procurement process are applied to inventory at the time of the receipt of the inventory. Previously, these costs were applied during the production process. The cumulative effect of this change was a positive adjustment to income of $2.4 million, net of tax. The effect of these changes on 1993 net income before the adjustment was not significant. Prior years' financial statements were not restated for either item.

Revenues of $132.1 million in 1993 were 17 percent less than revenues of $158.7 million in restated 1992. Almost every region of the world experienced revenue declines, including the U.S. which was down 18 percent and Europe, primarily sales to Philips, which decreased 28 percent. Contributing to the decline in 1993 were lower revenues from the ScopeMeter test tools than during the very successful introduction year of 1992.

Revenues in the U.S. were significantly affected by the depressed economic conditions as customers reduced their capital purchases in response to economic pressures. The Company continued to be affected by the decline in purchases by the U.S. government. To mitigate this decline in U.S. government business, the Company expanded into new market segments. The Company expanded its product offering in the automotive test market and entered the LAN market. The Company has continued to invest in the development of new products; however, only a few products were introduced in the 1993 transition period.

Operating expenses decreased 4 percent in 1993 from restated 1992, but increased significantly as a percentage of revenues. The Company instigated several cost cutting measures in 1993 to reduce expenses. These included delaying salary increases for several months and requiring days off without pay or temporarily reducing the pay of employees and directors. In addition, the Company reduced employees through attrition and layoffs.

Marketing and administrative expenses declined 7 percent, due primarily to decreased expenses of the U.S. sales operation. During 1992 and 1993, fifteen sales offices in smaller markets were closed and the sales employees then worked out of their homes. The expense for research and development increased 6 percent in 1993 over 1992. The increase had been planned; consequently, the cost cutting measures, other than salary reductions, did not impact research and development to the same extent that other areas were affected.

LIQUIDITY AND CAPITAL RESOURCES

The cash position of the Company has continued to improve as cash generated from operating activities remains strong. The borrowing under the Company's long term lines of credit remains over $20 million. The borrowings are utilized for working capital requirements in the European operations. It is expected that these borrowings will be repaid with cash generated from operations.

On June 24, 1994, the Company purchased 150,000 shares of the Company's common stock from Philips for $4.6 million or $30.53 per share. The purchase of the shares was made according to an agreement between the two companies which allows Philips to sell a set number of shares over a defined period. Under the agreement, the Company has the right to purchase any shares Philips offers for sale or can allow them to be sold on the open market, under certain conditions. After the transaction, Philips owned approximately 1.4 million shares. Philips offered an additional 250,000 shares in April 1995. The Company did not exercise its right of first refusal and these shares have been registered and may now be sold by Philips.

The Company made capital expenditures of $14.1 million in 1995, $13.1 million in 1994, $6.2 million in the seven months ended April 30,1993 and $9.3 million in 1992. Capital expenditures primarily relate to manufacturing and research and development equipment. Capital expenditures in 1995 and 1994 have increased due to investment in computer systems for the European operations acquired at the beginning of 1994 and new manufacturing equipment.

The current ratio was 3.08 to 1 at April 28, 1995 and 2.74 to 1 at April 29, 1994. The increase in the current ratios was caused primarily by an increase in cash from operations.

The Company's exposure to foreign exchange currency fluctuations has increased since the purchase of the European operations from Philips on May 1, 1993.
The currencies of most of the countries in which the Company operates strengthened during fiscal 1995, which causes the local currency assets to increase when stated in U.S. dollars. Goodwill and intangible assets, which are recorded primarily in Dutch guilders, increased approximately $2.7 million as a result of the change in the currency translation rate.

The Company has a program to hedge some of its foreign exchange exposure using forward exchange contracts. The contracts cannot be speculative and are limited to actual transaction exposure. The Company does not currently use any other form of derivatives in managing its financial risk.


                                FLUKE CORPORATION AND SUBSIDIARIES
                                   CONSOLIDATED BALANCE SHEETS
In thousands except shares and per share amounts
                                     April 28, 1995  April 29, 1994
ASSETS
Current Assets
  Cash and cash equivalents                $ 28,880        $  6,520
  Accounts receivable (less allowances:
     1995-$1,141; 1994-$586)                 77,222          70,510
  Inventories                                53,908          54,365
  Deferred income taxes                      15,159          13,109
  Prepaid expenses                            7,556           9,914
     Total Current Assets                   182,725         154,418

Property, Plant and Equipment
  Land                                        5,979           6,181
  Buildings                                  47,235          46,661
  Machinery and equipment                   103,968          93,406
  Construction in progress                    2,298           2,440
                                            159,480         148,688
  Less accumulated depreciation             (97,611)        (88,412)
     Net Property, Plant and Equipment       61,869          60,276
Goodwill and Other Intangible Assets         23,033          24,995
Other Assets                                  7,895           5,913
Total Assets                               $275,522        $245,602

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Accounts payable                         $ 17,080        $ 19,413
  Accrued liabilities                        38,733          35,454
  Accrued liabilities related
  to restructuring                              ---             676
  Income taxes payable                        3,307             665
  Current maturities of long-term
    obligations                                 230             235
  Total Current Liabilities                  59,350          56,443
Long-Term Obligations                        21,613          14,712
Deferred Income Taxes                         9,409           9,152
Other Liabilities                             9,870           7,466
     Total Liabilities                      100,242          87,773
Stockholders' Equity
  Preferred stock, $0.25 par value
  (authorized 2,000,000 shares)                 ---             ---
  Common stock, $0.25 par value
  (authorized 20,000,000 shares, issued
  including repurchased and nonvested
  shares, 7,898,674 in 1995 and 8,807,391
     in 1994)                                 1,975           2,202
  Additional paid-in capital                 60,006          81,081
  Retained earnings                         107,089          96,553
                                            169,070         179,836
  Less repurchased shares, at cost              ---         (19,542)
  Less nonvested shares                        (145)           (362)
  Cumulative translation adjustment           6,355          (2,103)
     Total Stockholders' Equity             175,280         157,829
Total Liabilities and Stockholders' Equity $275,522        $245,602

The accompanying notes are an integral part of the financial statements.

                                   FLUKE CORPORATION AND SUBSIDIARIES
                                   CONSOLIDATED STATEMENTS OF INCOME
In thousands except shares and per share amounts
                                                                   For the
                                                                     seven
                                           For the     For the      months     For the
                                        year ended  year ended       ended  year ended
                                             April       April       April   September
                                          28, 1995    29, 1994    30, 1993    25, 1992
Revenues                                  $382,066    $357,904    $132,139    $271,819
Cost of Goods Sold                         185,873     182,475      72,167     149,776
Gross Margin                               196,193     175,429      59,972     122,043
Operating Expenses
  Marketing and administrative             134,343     126,088      42,986      79,197
  Research and development                  37,665      34,952      13,671      22,515
     Total Operating Expenses              172,008     161,040      56,657     101,712
Operating Income                            24,185      14,389       3,315      20,331
Nonoperating Expenses (Income)
  Interest expense                           1,435       1,529          24         254
  Other                                     (1,284)     (1,220)       (666)     (1,109)
     Total Nonoperating Expenses (Income)      151         309        (642)       (855)
Income Before Income Taxes and
  Cumulative Effect of Changes in
  Accounting Principles                     24,034      14,080       3,957      21,186
Provision for Income Taxes                   9,133       5,280       1,116       5,982
Income Before Cumulative Effect of
  Changes in Accounting Principles          14,901       8,800       2,841      15,204
Cumulative Effect on Prior Years
  (to September 26, 1992) of a Change
  in Accounting for Inventories, Net of Tax      ---         ---       2,423         ---
Cumulative Effect on Prior Years
  (to September 26, 1992) of a Change
  in  Accounting for Income Taxes              ---         ---       1,479         ---
Net Income                                $ 14,901    $  8,800    $  6,743    $ 15,204

Per Share Amounts:
Income Before Cumulative Effect of
  Changes in Accounting Principles        $   1.86    $   1.10    $   0.40    $   2.16
Cumulative Effect of Accounting Changes:
  Accounting for inventories                   ---         ---    $   0.34         ---
  Accounting for income taxes                  ---         ---    $   0.21         ---
Earnings Per Share                        $   1.86    $   1.10    $   0.95    $   2.16
Average Shares and Share Equivalents
  Outstanding                            7,992,804   8,031,696   7,069,463   7,033,695
Pro Forma Amounts Assuming the Change
  in Accounting for Inventories is
  Applied Retroactively:
    Net Income                            $ 14,901    $  8,800    $  4,320    $ 14,938
    Earnings Per Share                    $   1.86    $   1.10    $   0.61    $   2.12

The accompanying notes are an integral part of the financial statements.

                                  FLUKE CORPORATION AND SUBSIDIARIES
                                 CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands
                                                                   For the
                                                                     seven
                                           For the     For the      months     For the
                                        year ended  year ended       ended  year ended
                                             April       April       April   September
                                          28, 1995    29, 1994    30, 1993    25, 1992
Operating Activities
Net income                                $ 14,901     $ 8,800     $ 6,743    $ 15,204
Items not affecting cash:
  Change in accounting principles              ---         ---      (3,902)        ---
  Depreciation and amortization             16,042      17,071       7,091      11,460
  Deferred income tax                         (982)      2,381         573          47
  Accrued pension expense                    1,583      (1,162)        103        (837)
  Stock awards                                 189         376         222         680
  Loss (gain) on disposal of property,
    plant and equipment                       (251)        242         104          18
Net change in:
  Accounts receivable                       (1,016)    (45,023)     16,208        (104)
  Inventories                                4,049       4,580      (2,257)       (887)
  Prepaid expenses                           3,093      (2,356)     (1,923)       (752)
  Accounts payable                          (4,319)     12,998        (848)     (2,138)
  Accrued liabilities                           18       5,791      (3,800)      1,561
  Accrued liabilities related to
  restructuring                               (497)        892        (726)     (1,285)
  Income taxes payable                       4,505         394        (109)         25
  Other assets and liabilities              (1,804)      2,023        (895)       (299)
     Net Cash Provided By Operating
       Activities                           35,511       7,007      16,584      22,693
Investing Activities
Additions to property, plant and equipment (14,123)    (13,050)     (6,161)     (9,337)
Proceeds from disposal of property,
  plant and equipment                        1,774         180         575         324
Purchase of Philips test and measurement
  business                                     ---     (26,056)        ---         ---
  Net Cash Used By Investing Activities    (12,349)    (38,926)     (5,586)     (9,013)
Financing Activities
Proceeds from short-term debt                  ---       2,329         775       3,257
Payments on short-term debt                    ---      (2,329)     (1,556)     (3,180)
Proceeds from long-term obligations         24,113      47,879         ---         ---
Payments on long-term obligations          (20,067)    (33,023)       (592)       (261)
Repurchase of common stock                  (4,579)        ---         ---         ---
Repurchase of preferred stock                  ---         ---         ---        (252)
Cash dividends paid                         (4,287)     (3,970)     (1,719)     (3,153)
Proceeds from stock options                  2,800         222         136         626
  Net Cash Provided (Used) By Financing
    Activities                              (2,020)     11,108      (2,956)     (2,963)
Effect of Foreign Currency Exchange Rates
  on Cash and Cash Equivalents               1,218       2,916         ---         ---
Net Increase (Decrease) In Cash and Cash
  Equivalents                               22,360     (17,895)      8,042      10,717
Cash and Cash Equivalents at Beginning
  of Period                                  6,520      24,415      16,373       5,656
Cash and Cash Equivalents at End of
  Period                                  $ 28,880     $ 6,520     $24,415    $ 16,373
Supplemental Cash Flow Information:
  Income taxes paid                       $  5,809     $ 5,142     $   826    $  5,544
  Interest paid                           $  1,409     $ 1,529     $    24    $    254

The accompanying notes are an integral part of the financial statements.


                                               FLUKE CORPORATION AND SUBSIDIARIES
                                         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
In thousands except shares
                                                   Number of         Par        Par
                                                      Common    Value of   Value of   Additional
                                                      Shares   Preferred     Common      Paid-In
                                                 Outstanding       Stock      Stock      Capital
Balance, September 27, 1991                        6,296,177        $ 20     $2,202      $96,537
Net income
Net forfeiture of shares under stock award plans      (1,942)                                 10
Vesting of 41,516 shares under stock award plans
Cash dividends declared
Income tax benefit from stock award plans                                                     60
Repurchase of 1,538 preferred shares                                                        (252)
Exercise of stock options                             40,400                                (308)
Balance, September 25, 1992                        6,334,635        $ 20     $2,202      $96,047
Net income
Net issuance of shares under stock award plans           220                                  11
Vesting of 27,394 shares under stock award plans
Cash dividends declared
Income tax benefit from stock award plans                                                     54
Exercise of stock options                              7,600                                 (40)
Balance, April 30, 1993                            6,342,455        $ 20     $2,202      $96,072
Net income
Net forfeiture of shares under stock award plans      (5,109)                                145
Vesting of 17,117 shares under stock award plans
Issuance of shares for acquisition                 1,000,000                              (1,450)
Conversion of preferred shares                       538,144         (20)                (13,361)
Cash dividends declared
Income tax benefit from stock award plans                                                     30
Exercise of stock options                             23,200                                (355)
Net translation adjustment
Balance, April 29, 1994                            7,898,690         ---     $2,202      $81,081
Net income
Net forfeiture of shares under stock award plans        (934)                                  3
Vesting of 9,524 shares under stock award plans
Repurchase of common shares                         (150,000)
Income tax benefit from stock award plans                                                     35
Cash dividends declared
Exercise of stock options                            150,918                     26        1,588
Net translation adjustment
Cancellation of repurchased shares                                             (253)     (22,701)
Balance, April 28, 1995                             7,898,674         ---      1,975       60,006


                                               FLUKE CORPORATION AND SUBSIDIARIES
                                         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
In thousands except shares
                                                           Repurchased
                                                                   and   Cumulative         Total
                                                  Retained   Nonvested  Translation  Stockholders'
                                                  Earnings      Shares   Adjustment        Equity
Balance, September 27, 1991                        $74,991    $(57,485)         ---      $116,265
Net income                                          15,204                                 15,204
Net forfeiture of shares under stock award plans                   (10)                       ---
Vesting of 41,516 shares under stock award plans                   855                        855
Cash dividends declared                             (3,294)                                (3,294)
Income tax benefit from stock award plans                                                      60
Repurchase of 1,538 preferred shares                                                         (252)
Exercise of stock options                                          934                        626
Balance, September 25, 1992                        $86,901    $(55,706)         ---      $129,464
Net income                                           6,743                                  6,743
Net issuance of shares under stock award plans                     (11)                       ---
Vesting of 27,394 shares under stock award plans                   578                        578
Cash dividends declared                             (1,788)                                (1,788)
Income tax benefit from stock award plans                                                      54
Exercise of stock options                                          176                        136
Balance, April 30, 1993                            $91,856    $(54,963)         ---      $135,187
Net income                                           8,800                                  8,800
Net forfeiture of shares under stock award plans                  (145)                       ---
Vesting of 17,117 shares under stock award plans                   352                        352
Issuance of shares for acquisition                              20,894                     19,444
Conversion of preferred shares                                  13,381                        ---
Cash dividends declared                             (4,103)                                (4,103)
Income tax benefit from stock award plans                                                      30
Exercise of stock options                                          577                        222
Net translation adjustment                                                   (2,103)       (2,103)
Balance, April 29, 1994                            $96,553    $(19,904)     $(2,103)     $157,829
Net income                                          14,901                                 14,901
Net forfeiture of shares under stock award plans                    (3)                       ---
Vesting of 9,524 shares under stock award plans                    201                        201
Repurchase of common shares                                     (4,579)                    (4,579)
Income tax benefit from stock award plans                                                      35
Cash dividends declared                             (4,365)                                (4,365)
Exercise of stock options                                        1,186                      2,800
Net translation adjustment                                                    8,458         8,458
Cancellation of repurchased shares                              22,954                        ---
Balance, April 28, 1995                            107,089        (145)       6,355      $175,280

The accompanying notes are an integral part of the financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

GOODWILL AND INTANGIBLES. Excess cost over the fair value of net assets acquired (goodwill) is generally amortized on a straight-line basis over 20 years. Intangible assets are generally amortized over 5 years.

IMPAIRMENT OF LONG-LIVED ASSETS. Long-lived assets consist of intangible assets, goodwill and certain capital assets. The carrying value of these assets is regularly reviewed to verify they are valued properly. If the facts and circumstances suggest that the value has been impaired, the carrying value of the assets will be reduced appropriately.

RECLASSIFICATION. Certain items have been reclassified to conform to the 1995 presentation with no effect on previously reported net income.

Note 2. ACQUISITION OF EUROPEAN OPERATIONS

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

The Company acquired manufacturing operations in the Netherlands, engineering groups in the Netherlands and Germany and sales and service operations in fourteen European countries. The headquarters of the Company's Diagnostic Tools Division is in Almelo, the Netherlands. The division is responsible for several major products including ScopeMeter test tools, oscilloscopes, and function generators. The European sales and service headquarters are located in Eindhoven, the Netherlands.

The purchase price for the Philips test and measurement business was approximately $41.8 million in cash and stock. The cash portion was financed with the Company's cash and utilization of a portion of its $55.0 million lines of credit obtained specifically to finance the acquisition. The stock component consisted of one million shares of the Company's common stock, which were issued from repurchased shares. The Series A Convertible Preferred Stock that Philips owned was converted to common shares at the rate stated in the preferred stock agreement, or 538,144 shares of common stock. After the transaction, Philips owned 1,538,144 shares of the Company's common stock, or approximately 19.5 percent of the shares then outstanding. There are restrictions on Philips' ability to sell the shares, and the Company has the option to buy the shares before they can be offered for sale to a third party. Accordingly, the stock was recorded at a 15 percent discount from the market value at date of issue. In May 1994, Philips offered for sale 150,000 shares, as allowed under the agreement. The Company exercised its right to purchase the shares at a price of $30.53 per share for a total of $4.6 million. In April 1995, Philips offered for sale an additional 250,000 shares, as allowed under the agreement. The Company did not exercise its right of first refusal and these shares have been registered and may now be sold by Philips.

The Company recorded the acquisition under the purchase method of accounting. The components of the purchase price are as follows:

(in thousands)
One million shares of the Company's common stock,
     at a fair value of $19.44 per share                               $19,444
Net cash paid for purchase                                              22,365
Purchase price                                                          41,809

Acquisition costs                                                        3,700

Purchase price and related acquisition costs                           $45,509

The allocation of the purchase price is as follows:

(in thousands)

Inventories                                                            $15,800
Prepaid expenses and other current assets                                2,668
Plant, machinery and equipment                                           6,801
Intangible assets                                                        7,700

Deferred tax assets
     Gross value                                                        27,297
     Less:  valuation reserve                                          (18,000)
     Net value                                                           9,297
Deferred tax liability                                                  (3,001)
Accrued expenses and other liabilities                                 (14,573)
Goodwill                                                                20,817

Purchase price and related acquisition costs                           $45,509

As part of the acquisition, the Company entered into service agreements and facility leases with Philips related to the European operations. The Company paid Philips $10.5 million in 1995 and $18.3 million in 1994 for such services and facilities lease rent. In addition, the Company purchased $19.8 million in 1995 and $16.5 million in 1994 of component parts and finished goods from Philips. Before the completion of the acquisition in 1994, aggregate sales and purchases with Philips totaled approximately $31.3 million in the seven months ended April 30, 1993 and $71.5 million in 1992.

Note 3. INVENTORIES
(in thousands)
                                   April 28, 1995     April 29, 1994
Finished goods                            $17,483            $17,904
Work-in-process                            10,818             10,390
Purchased parts and materials              25,607             26,071
Total Inventories                         $53,908            $54,365

Effective in fiscal 1993, the Company changed its method of applying overhead costs to inventories. Previously, all overhead costs were applied to inventory during the production process based on various methods such as labor or machine hours. Under the new method, certain overhead costs are applied to purchased parts at the time inventory is received based on related procurement activities, and the remaining overhead costs are applied to inventories during the production process. The change was made to improve the accuracy of inventory valuation by applying overhead costs to inventories as the costs are incurred. The change in accounting for inventories is recorded as a cumulative effect of a change in an accounting principle, which had the effect of increasing 1993 net income by $2.4 million (net of income tax in the amount of $952,000). This change had no significant impact on 1993 income before cumulative effect of accounting changes. The financial statements have not been restated to reflect this accounting change; however, pro forma information, as if the change were made retroactively, is shown on the Consolidated Statements of Income.

Note 4. ACCRUED LIABILITIES
(In thousands)
                                       April 28, 1995   April 29, 1994
Compensation payable                          $11,674          $ 9,674
Retirement plans contributions payable            378              960
Self-insured plans                                843            1,003
Accrued expenses                               14,180           15,619
Unearned service revenue                        3,009            2,358
Other taxes payable                             6,056            3,913
Profit-sharing bonus payable                    1,265              693
Dividends payable                               1,106            1,027
Other items                                       222              207
Total Accrued Liabilities                     $38,733          $35,454

Note 5. GOODWILL AND INTANGIBLE ASSETS

Goodwill represents the excess of the purchase price over the fair market value of the net assets acquired in the purchase of the European operations from Philips. The goodwill is being amortized on a straight-line basis over twenty years. The Company owns intangible assets, most of which were also acquired from Philips as part of the acquisition. These intangible assets are being amortized over five years. Amortization expense is recorded in marketing and administrative expense. Amortization expense of goodwill and intangible assets had been reported in nonoperating expense prior to 1995. Amortization expense has been reclassified in applicable prior periods to conform to the presentation in the 1995 financial statements. Cumulative amortization was $6.0 million at April 28, 1995 and $2.6 million at April 29, 1994.

Goodwill and intangible assets, net of accumulated amortization, are as follows:

In thousands
                                       April 28, 1995  April 29, 1994
Balance at beginning of year                  $24,995             ---
Addition resulting from acquisition               ---         $28,517
Amortization expense                           (2,764)         (2,630)
Adjustment related to changes to
   deferred tax asset valuation
   allowance<F1>                               (1,925)           (811)
Translation adjustment                          2,727             (81)
Balance at end of year                        $23,033         $24,995

<F1> This adjustment is explained in Note 6.  Income Taxes.

Note 6.  INCOME TAXES

Effective September 26, 1992, the Company adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes". Adoption of SFAS 109 required the Company to change from the deferred method to the liability method of accounting for deferred income taxes. Under the liability method, deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting and the amounts used for tax purposes. Deferred income taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Prior to the adoption of SFAS 109, income tax expense was determined using the deferred method. Deferred tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns and was measured at the tax rate in effect in the year the difference originated.

As permitted by SFAS 109, the Company elected to record the cumulative effect of adopting the Statement and not restate the financial statements of prior years. The cumulative effect of the change increased net income in 1993 by $1.5 million or $0.21 per share. The effect of the change on 1993 net income before the adjustment was not significant.

For financial reporting purposes, income before income taxes is as follows:

(in thousands)
                  For the           For the      For the seven         For the
               year ended        year ended       months ended      year ended
           April 28, 1995    April 29, 1994     April 30, 1993  Sept. 25, 1992
U.S.           $13,017            $13,681           $3,239           $20,201
Foreign         11,017                399              718               985
               $24,034            $14,080           $3,957           $21,186

The provision for income taxes is as follows:

(in thousands)
                                           LIABILITY METHOD                DEFERRED METHOD
                                For the         For the    For the seven         For the
                             year ended      year ended     months ended      year ended
                         April 28, 1995  April 29, 1994   April 30, 1993  Sept. 25, 1992
Current taxes on income:
  U.S.                           $5,239          $1,791           $  199          $5,270
  Foreign                         5,687             986              344             665
                                 10,926           2,777              543           5,935
Deferred income taxes            (1,793)          2,503              573              47
                                 $9,133          $5,280           $1,116          $5,982

Significant components of the Company's deferred tax assets and liabilities are as follows:

(in thousands)
                                          April 28,1995   April 29,1994
Deferred Tax Assets:
  Accrued restructuring costs               $      2           $  237
  Accrued employee benefit expenses            2,525            4,457
  Inventory adjustments                        5,329            4,301
  Net operating loss carryforwards            25,591           21,911
  Product warranty accruals                      721              525
  Other items, net                               617              259

Total Deferred Tax Assets                     34,785           31,690
  Valuation reserve                          (19,626)         (18,581)
Net Deferred Tax Assets                     $ 15,159          $13,109
Deferred Tax Liabilities:
  Fixed asset basis differences             $  5,701           $5,774
  Foreign tax accruals and adjustments           199              231
  Pension                                      1,578            1,078
  Intangible assets                            1,870            2,057
  Other items, net                                61               12
Total Deferred Tax Liabilities              $  9,409           $9,152


The deferred tax asset valuation reserves are primarily related to deferred tax assets of foreign operations, including Dutch net operating loss (NOL) carryforwards acquired in connection with the Philips acquisition. The acquired foreign NOLs have an unlimited carryover period. A substantial portion of these NOLs were provided for with a valuation allowance at the time of the acquisition. The tax benefit from adjusting the valuation allowance of the acquired NOLs is recorded as a reduction of goodwill. Reductions in goodwill for NOL benefit were $1,925,000 in 1995 and $811,000 in 1994.

The deferred income tax provision (benefit) under the deferred method was as follows:

(in thousands)
                                                                 DEFERRED METHOD
                                                                         For the
                                                                      year ended
                                                              September 25, 1992
Deferred income taxes:
  Difference between book and tax depreciation                            $  308
  Inventory adjustments                                                     (855)
  Accrued employee benefit expenses                                          248
  Repatriation of foreign earnings, net of 1993 foreign tax credits         (551)
  Accrued restructuring costs                                              1,277
  Other items, net                                                          (380)
                                                                          $   47

A reconciliation from the U.S. statutory rate to the effective tax rate is as follows:

(in thousands)
                                                                             DEFERRED
                                             LIABILITY METHOD                  METHOD
                                 For the         For the    For the seven     For the
                                year ended     year ended    months ended    year ended
                             Apr. 28, 1995  Apr. 29, 1994   Apr. 30, 1993 Sept. 25, 1992
                                Amt    Pct     Amt    Pct     Amt    Pct     Amt    Pct

Tax at U.S. statutory rate   $ 8,412  35.0%  $4,928  35.0%  $1,345  34.0%  $7,203  34.0%
Foreign tax greater (less)
  than U.S. statutory rate       847   3.5    1,528  10.8       (5) (0.1)     161   0.7
Utilization of foreign tax
  credits                        (35) (0.1)  (1,538)(10.9)    (129) (3.3)    (956) (4.5)
Foreign Sales Corporation tax
   benefit                      (436) (1.8)    (321) (2.3)    (107) (2.7)    (592) (2.8)
State taxes, net of federal
  benefit                        211   0.8      222   1.6       53   1.3      333   1.6
Nondeductible goodwill           302   1.3      360   2.6      ---   ---      ---   ---
Other items, net                (168) (0.7)     101   0.7      (41) (1.0)    (167) (0.8)
                             $ 9,133  38.0%  $5,280  37.5%  $1,116  28.2%  $5,982  28.2%


Note 7.  EMPLOYEE BENEFIT PLANS

The expense related to employee benefit plans is as follows:

(in thousands)
                                   For the       For the   For the seven        For the
                                Year ended    year ended    months ended     year ended
                            April 28, 1995 April 29,1994  April 30, 1993 Sept. 25, 1992
Pension Plan, U.S.               $1,170        $1,147          $  738       $  901
Pension Plans, Foreign            1,281         1,519             139          210
Profit-sharing Retirement Plan      639           652             303          859
Profit-sharing Bonus Plan         2,064         1,296             ---        3,834
Other Benefit plans                 760           813             407        1,154
Total Employee Benefit Plans     $5,914        $5,427          $1,587       $6,958

PENSION PLAN, U.S. The Company's U.S. pension plan includes all U.S. employees with a minimum of one year of service. Pension benefits are based upon years of service with the Company and the highest sixty months' average compensation earned. The Company's funding policy is to contribute annually the amount required by ERISA.

Net periodic U.S. pension cost is as follows:

(in thousands)
                                   For the        For the   For the seven        For the
                                year ended      year ended   months ended     year ended
                            April 28, 1995  April 29, 1994 April 30, 1993 Sept. 25, 1992
Service cost                       $ 1,990        $1,917        $ 1,129     $ 1,813
Interest cost                        2,955         2,939          1,655       2,639
Return on plan assets               (3,873)       (2,590)        (1,602)     (2,013)
Net amortization and deferral           98        (1,119)          (444)     (1,538)
Net periodic pension cost           $1,170        $1,147        $   738     $   901

The funding status of the plan is as follows:

(in thousands)
                                        April 28, 1995  April 29, 1994
Vested benefit obligation                     $ 29,069         $30,520
Accumulated benefit obligation                $ 29,640         $31,266
Projected benefit obligation                  $ 37,754         $40,925
Fair market value of plan assets                36,299          32,968
Projected benefit obligation in excess
  of plan assets                                 1,455           7,957
Prior service cost                                 486             314
Unrecognized net loss                           (5,589)        (11,740)
Unrecognized net transition asset                  952           1,493
Additional minimum liability                        --              94
Prepaid pension asset                         $ (2,696)        $(1,882)

For purposes of calculating the funding status of the plan, the weighted average discount rate was 8.8 percent in 1995, 8.0 percent in 1994 and 9.0 percent in 1993 and 1992. The rate of increase in future compensation level used in determining the actuarial present value of the projected benefit obligation varied by age group and ranged from 4.3 to 5.6 percent in 1995, from 3.6 to 4.9 percent in 1994 and from 5.5 to 6.8 percent in 1993 and 1992.

The expected long-term rate of return on plan assets was 9.5 percent in 1995,
10.8 percent in 1994 and 11.0 percent in 1993 and 1992. For purposes of calculating the net periodic pension cost, the actuarial assumptions utilized are the actuarial assumptions in place at the end of the previous fiscal year (e.g., the fiscal 1995 net periodic pension cost was based upon the 1994 actuarial assumptions).

Upon adoption of Statement of Financial Accounting Standards No. 87 (SFAS 87), "Accounting for Pensions" in 1988, the plan had an excess of plan assets, including accrued contributions, over projected benefit obligations (net transition asset) of $5.0 million. The net transition asset is being amortized over a period of 9.3 years.

All of the plan's assets are stated at fair market value and consist primarily of common stock, fixed income securities and cash equivalents.

PENSION PLANS, FOREIGN. The Company has various pension plans covering its foreign employees. Most of these plans are defined contribution plans and are fully funded. The expense for these plans was $427,000 in 1995 and $620,000 in 1994. The remaining plans qualify for accounting under the rules of SFAS
87. The tables below include only those international pension plans which qualify for SFAS 87 treatment.

Net periodic pension expense of foreign plans under SFAS 87 is as follows:

(in thousands)
                                 For the            For the
                              year ended         year ended
                           April 28, 1995    April 29, 1994
Service cost                      $  780             $  792
Interest cost                      1,101              1,000
Return on plan assets             (1,015)              (893)
Net amortization and deferral        (12)               ---
Net periodic pension cost         $  854             $  899

The funding status of the plans is as follows:

(in thousands)
                                  April 28, 1995    April 29, 1994
Vested benefit obligation              $12,498             $10,357
Accumulated benefit obligation         $13,279             $11,011
Projected benefit obligation           $19,616             $16,533
Fair market value of plan assets        19,653              14,315
Projected benefit obligation in
  excess of (less than) plan assets        (37)              2,218
Unrecognized net gain (loss)             2,558                (290)
Accrued pension liability              $ 2,521             $ 1,928

The weighted average discount rate varied from 7.0 percent to 7.5 percent in 1995 and 6.5 percent to 7.0 percent in 1994 and the rate of increase in future compensation levels used in determining the actuarial present values of the projected benefit obligation varied from 3.0 percent to 5.0 percent in 1995 and 1994. The long-term rate of return on plan assets was 6.5 percent in 1995 and 1994.

PROFIT-SHARING RETIREMENT PLAN. The Company has a profit-sharing retirement plan for all U.S. employees, which provides immediate eligibility and vesting. The Company matches the employee's salary deferrals under section 401(k) of the Internal Revenue Code, subject to certain profitability and dollar limits.

PROFIT-SHARING BONUS PLAN. The Company has a profit-sharing bonus plan, which generally provides semiannual cash payments to certain employees. The amount of each eligible employee's bonus is dependent upon their base salary in relation to the total base salary of all eligible employees and the operating performance of the Company. No profit-sharing bonus was paid for 1993.

OTHER BENEFIT PLANS. The Company has various other employee cash and stock award plans designed to recognize and compensate key employees for performance.

The long-term liabilities of these benefit plans constitute the major portion of Other Liabilities on the Balance Sheet.

Note 8.  STOCKHOLDERS' EQUITY

REPURCHASED SHARES. On March 10, 1995, repurchased shares of the Company totaling 1,011,937 were canceled and retired. Repurchased shares had been used to fund stock award and stock option plans. The balance in the repurchased shares account was 908,701 shares in 1994.

PREFERRED STOCK. There are 2,000,000 shares of preferred stock authorized, of which 250,000 shares have been designated Series A Convertible Preferred Stock. On May 26, 1993, as part of the purchase of the European operations from Philips, the 78,462 shares of Series A Convertible Preferred Stock, which were owned by Philips, were converted into 538,144 shares of common stock.
The conversion rate was established in the original preferred stock agreement. There were no shares of preferred stock outstanding at April 28, 1995 or April 29, 1994.

STOCK PURCHASE PLAN. The Company has a voluntary employee stock purchase plan for eligible employees. The Company's contribution is 25 percent of the amount invested by the employee, plus all commissions and brokerage fees. The Company's expenses related to the plan were $473,000 in 1995, $433,000 in 1994, $252,000 for the seven months ended April 30, 1993, and $443,000 in 1992.

DIVIDENDS. The Company declared cash dividends of $0.56 per share in 1995, $0.52 per share in 1994, $0.26 per share in the seven months ended April 30, 1993, and $0.48 per share in 1992.

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

STOCK OPTIONS. The Company has a 1988 and a 1990 Stock Incentive Plan. Stock options granted under the 1990 plan and those granted after 1989 under the 1988 plan are nonqualified stock options exercisable 40 percent after one year, 30 percent after three years and 30 percent after five years and expire ten years from the date of grant. In addition, the Company has a Stock Option Plan for outside Directors, which was authorized in 1990 and annually grants nonqualified stock options to the Company's outside Directors. Grants under this plan and those made in 1988 and 1989 under the 1988 Stock Incentive Plan are exercisable after one year and expire ten years from the date of grant. All options are granted at the market value on the date of grant. The Company makes no charge to income in connection with stock options. Shares reserved for issuance under these stock option plans totaled 2,185,000 shares at April 28, 1995 and April 29, 1994 and 1,285,000 at April 30, 1993 and September 25,
1992, of which 901,880 shares, 1,018,550 shares, 337,900 shares and 460,300 shares, respectively, were available for options to be granted in the future.

                                               Total Options        Price Range
Balance,
September 27, 1991 (229,500 options exercisable)     550,300   $11.88 to $25.75
  Granted                                            267,900   $23.81 to $30.75
  Terminated                                          (5,900)  $25.56 to $30.75
  Exercised                                          (40,400)  $11.88 to $25.75
Balance,
September 25, 1992 (204,600 options exercisable)     771,900   $11.88 to $30.75
  Granted                                            122,400   $26.00 to $26.81
  Exercised                                           (7,600)  $11.88 to $25.75
Balance,
April 30, 1993 (269,300 options exercisable)         886,700   $11.88 to $30.75
  Granted                                            246,300   $22.44 to $28.19
  Terminated                                         (26,950)  $11.88 to $30.75
  Exercised                                          (23,200)  $11.88 to $20.38
Balance,
April 29, 1994 (460,500 options exercisable)       1,082,850   $11.88 to $30.75
  Granted                                            145,300   $28.50 to $40.38
  Terminated                                         (27,130)  $22.44 to $30.75
  Exercised                                         (154,900)  $11.88 to $30.75
Balance,
April 28, 1995 (532,000 options exercisable)       1,046,120   $11.88 to $40.38


Note 9. FINANCING AND COMMITMENTS

The Company has $55.0 million of committed, noncollateralized revolving lines of credit which were arranged specifically for the acquisition of the European operations from Philips. The $55.0 million lines of credit include a $30.0 million three year facility that was to be used to finance the acquisition and corporate working capital requirements and a $25.0 million multicurrency facility to finance the working capital requirements of the European operations. The committed lines of credit require certain working capital and other minimum financial requirements. The Company is in compliance with all covenants on its lines of credit. Under the $30.0 million revolving line there was nothing outstanding at April 28, 1995 and $9.5 million outstanding at an interest rate of 4.55% at April 29, 1994. Under the $25.0 million multicurrency line, there was $21.4 million outstanding at April 28, 1995 and $4.8 million outstanding at April 29, 1994. The interest rates on these borrowings were 5.2 percent to 11.0 percent in 1995 and 7.0 percent in 1994. The available amount of the multicurrency facility is reduced by $1.25 million each quarter beginning in the last quarter of fiscal 1995 through fiscal 1998.

The Company has $75.0 million in uncommitted lines of credit. There was no debt outstanding under these lines at April 28, 1995 and April 29, 1994. Long-term obligations include capital lease obligations.

Approximate required aggregate principal payments of all long-term debt will be as follows: 1996 - $5.0 million; 1997 - $5.0 million; 1998 - $3.8 million.

The Company's operating lease expense, including leases with a term of less than one year, was $7.7 million in 1995(6.9 million in 1994, $2.6 million for the seven months ended April 30, 1993 and $4.1 million in 1992). The principal leases are for various sales offices, storage facilities, data processing equipment and automobiles. Most facility leases have escalation clauses to cover increases in direct lease expenses. Below is a schedule of future minimum lease payments under operating leases that have initial noncancelable lease terms in excess of one year as of April 28, 1995:

(in thousands)
Fiscal Year                               Facilities     Equipment       Total
1996                                          $4,655        $1,764     $6,419
1997                                           3,101         1,120      4,221
1998                                           2,060           548      2,608
1999                                             690            40        730
2000                                             432            14        446
                                             $10,938        $3,486    $14,424

Note 10. OPERATIONS BY GEOGRAPHIC AREAS

The Company is engaged in one line of business, the manufacture and sale of compact, professional electronic test tools. In the schedule below, revenues, income before income taxes and assets are reported based on the location of the Company's facilities. Intercompany transfers of products and services are made at arm's length between the various geographic areas.

(in thousands)
                             For the         For the   For the seven         For the
                          year ended      year ended    months ended      year ended
                      April 28, 1995  April 29, 1994  April 30, 1993  Sept. 25, 1992
Revenues

United States:
  Sales to
  unaffiliated customers    $167,566        $168,230        $ 86,371        $179,429
  Export sales                34,419          28,410          32,236          67,081
  Interarea transfers         55,090          45,133           8,294          15,232
                             257,075         241,773         126,901         261,742
Europe:
  Sales to
  unaffiliated customers     148,902         136,820             ---             ---
  Interarea transfers         32,620          24,952             ---             ---
                             181,522         161,772             ---             ---
Other areas:
  Sales to
  unaffiliated customers      31,179          24,444          13,532          25,309

Eliminations                 (87,710)        (70,085)         (8,294)        (15,232)

Consolidated revenues       $382,066        $357,904        $132,139        $271,819


Income before income taxes:
  United States             $ 20,571        $ 20,699        $  6,300        $ 26,301
  Europe                       7,538             228             ---             ---
  Other                        4,316           1,158             718             985
  Corporate expense and
    eliminations              (8,391)         (8,005)         (3,061)         (6,100)
Consolidated income before
  income taxes              $ 24,034        $ 14,080        $  3,957        $ 21,186

Assets:
  United States             $149,975        $141,014        $164,733        $168,004
  Europe                     112,783         108,129             ---             ---
  Other                       15,201          10,977           8,211           8,443
  Eliminations                (2,437)        (14,518)           (857)           (641)
Total Assets                $275,522        $245,602        $172,087        $175,806


In previous annual reports this schedule reported revenues based on the location of the customer as opposed to the location of the Company's facilities.

Note 11.  FINANCIAL INSTRUMENTS

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of trade receivables. As of April 28, 1995, the Company had no significant concentrations of credit risk due to a large and diversified customer base spanning vast geographic areas.

The Company is subject to transaction exposures that arise from foreign exchange movements between the dates foreign exchange transactions are recorded and the date they are consummated. The Company's exposure to foreign currency movements is somewhat mitigated through naturally offsetting currency positions. Remaining exposure is partially reduced through the purchase of foreign exchange contracts. At April 28, 1995, the Company had foreign exchange contracts for various foreign currencies totaling $6.3 million.


Note 12. CONTINGENCIES

The Company is subject to various pending and threatened legal actions that arise in the normal course of business. In the opinion of management, liabilities arising from these claims, if any, will not have a material effect on the Company.


Report of Ernst & Young LLP, Independent Auditors

Board of Directors and Stockholders
Fluke Corporation
Everett, Washington

We have audited the accompanying consolidated balance sheets of Fluke Corporation and subsidiaries as of April 28, 1995 and April 29, 1994 and the related consolidated statements of income, stockholders' equity and cash flows for each of the two years in the period ended April 28, 1995, the seven months ended April 30, 1993, and the year ended September 25, 1992. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fluke Corporation and subsidiaries at April 28, 1995 and April 29, 1994 and the consolidated results of their operations and their cash flows for each of the two years in the period ended April 28, 1995, the seven months ended April 30, 1993, and the year ended September 25, 1992 in conformity with generally accepted accounting principles.

As discussed in Note 3 and in Note 6 to the financial statements, in 1993 the Company changed its method of applying overhead costs to inventories and its method of accounting for income taxes.

/s/ Ernst & Young LLP
Seattle, Washington
June 2, 1995


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

George M. Winn                                  John R. Smith
President,                                      Vice President,
Chief Operating Officer                         Treasurer


                                                        FINANCIAL SUMMARY
In thousands except shares and per share amounts
                                                                For the
                                                                  seven
                                          For the     For the    months     For the     For the     For the
                                       year ended  year ended     ended  year ended  year ended  year ended
                                            April       April     April        Sept.       Sept.       Sept.
                                         28, 1995    29, 1994  30, 1993    25, 1992    27, 1991    28, 1990
Revenues                                 $382,066    $357,904  $132,139    $271,819    $239,651    $233,839
Cost of goods sold                       $185,873    $182,475  $ 72,167    $149,776    $129,095    $123,255
Gross margin                             $196,193    $175,429  $ 59,972    $122,043    $110,556    $110,584
Restructuring                                 ---         ---       ---         ---    $ 10,800         ---
Total operating expenses
  excluding restructuring                $172,008    $158,558  $ 56,657    $101,712    $ 97,264    $ 95,213
Operating income                         $ 24,185    $ 16,871  $  3,315    $ 20,331    $  2,492    $ 15,371
Income before income taxes and
  cumulative effect of changes
  in accounting principles               $ 24,034    $ 14,080  $  3,957    $ 21,186    $  3,441    $ 14,693
Cumulative effect of changes in
 accounting principles                        ---    $    ---  $  3,902         ---         ---         ---
Net income                               $ 14,901    $  8,800  $  6,743    $ 15,204    $  3,205    $ 12,178
Average shares and share
 equivalents outstanding                7,992,804   8,031,696 7,069,463   7,033,695   6,943,941   7,073,292

Income before cumulative effect of
  changes in accounting principles
  per share                              $   1.86    $   1.10  $   0.40    $   2.16    $   0.46    $   1.72
Cumulative effect of changes in
  accounting principles per share             ---    $    ---  $   0.55         ---         ---         ---
Earnings per share                       $   1.86    $   1.10  $   0.95    $   2.16    $   0.46    $   1.72
Pro forma net income <F1>                $ 14,901    $  8,800  $  4,320    $ 14,938    $  3,156    $ 11,836
Pro forma earnings per share <F1>        $   1.86    $   1.10  $   0.61    $   2.12    $   0.45    $   1.67
Income before cumulative effect
  of changes in accounting principles
  as a percentage of revenues                3.90%       2.46%     2.15%       5.59%       1.34%       5.21%
Net income as a percentage of revenues       3.90%       2.46%     5.10%       5.59%       1.34%       5.21%
Cash dividends declared per share        $   0.56    $   0.52  $   0.26    $   0.48    $   0.40    $   0.32
Total assets                             $275,522    $245,602  $172,087    $175,806    $165,826    $151,892
Total stockholders' equity               $175,280    $157,829  $135,187    $129,464    $116,265    $118,066
Long-term obligations                    $ 21,613    $ 14,712  $     34    $    391    $    154    $     94
Long-term interest expense               $  1,423    $  1,327  $     12    $     31    $     28    $    519

<F1>  Pro forma data is presented assuming the change in accounting for inventory (explained in Note 3) is applied retroactively.


                                  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
(in thousands except per share amounts)


                              Gross       Net    Earnings  Dividends
                Revenues     Margin    Income   Per Share  Per Share
Fiscal 1995:
  1st Quarter   $ 86,000   $ 42,822   $ 2,401     $0.30     $0.14
  2nd Quarter     91,569     46,205     3,162      0.40      0.14
  3rd Quarter     99,090     50,894     4,225      0.53      0.14
  4th Quarter    105,407     56,272     5,113      0.63      0.14
  Total         $382,066   $196,193   $14,901     $1.86     $0.56

Fiscal 1994:
  1st Quarter   $ 84,687   $ 40,755   $ 1,420    $0.18      $0.13
  2nd Quarter     89,554     42,824     1,899     0.24       0.13
  3rd Quarter     87,615     42,509     2,380     0.30       0.13
  4th Quarter     96,048     49,341     3,101     0.38       0.13
  Total         $357,904   $175,429   $ 8,800    $1.10      $0.52


                    STOCK PRICE INFORMATION
                                1995                         1994
                        High            Low           High            Low
1st Quarter           32             27 3/4         27 1/2         20 1/4
2nd Quarter           31             28             26 5/8         23 3/4
3rd Quarter           30 3/4         27 1/2         26 3/4         22 3/4
4th Quarter           40 5/8         29 3/8         28 3/8         25


Fluke Corporation stock is traded on the New York Stock Exchange. The Company moved to the New York Stock Exchange from the American and Pacific Stock Exchanges on April 10, 1995.

Quarterly cash dividends of $0.14 per share were paid in 1995 and $0.13 per share were paid in 1994 and 1993. The number of stockholders of record at April 28, 1995 was 1,882.