Form 10-K, Exhibit 13
period 1996-04-29
FLUKE CORP
filed 1996-07-22
CIK 37743

EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

FINANCIAL RESULTS 1996 VS 1995

All years referenced below are for the Company's fiscal years which end on the last Friday of April. 1996 ended with revenues exceeding $400 million for the first time in the Company's history. 1996 revenues of $414 million were 8 percent higher than the revenues of $382 million in 1995. Growth in international revenues was responsible for the overall growth as revenues from international markets increased 16 percent after conversion to U.S. dollars. Revenues in the United States decreased 2 percent.

The growth in international revenues was led by countries outside of Europe such as The People's Republic of China, South Korea, Brazil, India, Taiwan, Thailand and Singapore. The significant revenue increase in these countries led to a 26 percent growth in revenues in countries outside Europe and the United States. Asian markets have provided significant growth over the last few years. It is expected that opportunities for growth in many of the Asian markets will continue for the foreseeable future. In order to capitalize on these opportunities the Company is making investments in several countries. The Company formed a joint venture in May 1996 which will sell the Company's products to the Korean market. The joint venture, known as Fluke Korea Co., Ltd., will be staffed with personnel from the two representative organizations that have been successfully selling the Company's products in Korea. The Company's revenues in South Korea have been growing rapidly over the last few years and this investment is necessary to capture future opportunities. In addition, the Company opened two representative offices in May 1996, one in the city of Chengdu in The People's Republic of China and one in Malaysia. These two investments will provide a more focused effort in these two important markets. The Company continues to look for ways to strengthen its international sales efforts.

European revenues increased 12 percent in 1996 over 1995, of which 8 percent was a result of stronger European currencies. The softening economies of many of the European countries have contributed to the moderate growth in local currency revenue in Europe. Although overall growth has been moderate, many of the products introduced in the last two years have been selling well in Europe. Spain, Finland, Sweden and Italy were countries that had relatively good growth in revenues in 1996 over 1995. Beginning January 1996, the European Union required that all electrical instruments sold within Europe have a `CE' mark, which indicates compliance with certain electromagnetic emission and susceptibility regulations. The Company modified its products to conform to the `CE' requirements by the January 1, 1996 deadline.



The Company's revenues in the United States have been relatively flat in the last two years, with a 2 percent decrease in revenues in 1996 from 1995. The decline in revenues in 1996 can be attributed to several factors. The continuing introduction of products that are more effectively sold through indirect sales channels such as distributors, dealers, catalog houses, etc., caused the Company's direct business to be reduced to a level that could no longer be handled efficiently by a direct sales force exclusively dedicated to Fluke products. Therefore, effective at the beginning of fiscal 1996, the Company converted the selling responsibility of its direct sales force in the United States to independent manufacturing representatives. Those employees impacted by the transition were either transferred to positions supporting indirect sales channels, hired by the representative organizations or left the Company. 1996 was a transition year for the new sales organization which contributed to the lack of growth in the United States. The cost of the transition was recorded in 1995. The Company continues to face competitive challenges throughout the world, including the distribution channels in the U.S. which are experiencing an increased level of competition. In 1996, the Company responded by refocusing its marketing functions and by new product introductions. The Company believes its 1997 marketing efforts and new product introductions will lead to future revenue growth in the United States.

The 8 percent increase in the Company's revenues during 1996 was led by significant growth in products which test computer networks. The growth in these products, particularly in international markets, and the future potential in this market has led management to create a new Fluke Networks division to focus resources and raise the awareness of network products. Current network product offerings include the Fluke DSP-100 LAN CableMeter which tests cable used in computer networks and the Fluke 685 Enterprise LanMeter which tests the networks themselves. These tools are instrumental to people who install and maintain computer networks.

Subsequent to the end of 1996, the Company completed the acquisition of Forte' Networks, Inc. (Forte'). Forte' designs products that test computer networks. Most of the Fluke product offerings in network troubleshooting have been designed and produced by Forte'. The Company formerly had exclusive rights to the Forte' products and this acquisition brings the design, marketing, manufacturing and selling organizations together to better meet the needs of the customer. The Company also expects to realize an improvement in gross margin on these network products as a result of this transaction. The acquisition was completed through a merger and an exchange of shares and will be treated as a pooling-of-interests combination for accounting purposes. For more information see Note 3, Subsequent Event, in the Notes to the Financial Statements on page 42.

The Company's calibration products also experienced good revenue growth, again, primarily in the international markets. The movement throughout the world to comply with ISO 9000 requirements has been one reason for the increased calibration revenues.

At April 26, 1996 the Company had order backlog of $32 million which was a reduction from $45 million at April 28, 1995. The backlog at April 28, 1995 was higher than normal due to some government orders received late in 1995 and some product delivery delays in a product line. The reduction in 1996 leaves the backlog at a level that is appropriate for meeting customer delivery requirements.

As indicated above, the Company has significant operations overseas and the financial results are therefore impacted by movements in foreign currencies. In addition to the impact of currency movements, international operations increase the complexity and risk to the Company. These risks include increased exposure to the risk of foreign currency fluctuations, changes in labor and tax laws, import and export controls and changes in governmental policies. The following table highlights the approximate currency effect on key items in the statements of income:


(In thousands)
                      For the          For the
                         Year             Year               Variance    Variance
                        Ended            Ended                   from        from
               April 26, 1996   April 28, 1995     Variance  Currency  Operations
Revenues             $413,525         $382,066        8%        3%        5%
Cost of Goods Sold    196,721          185,873        6%        3%        3%
Gross Margin          216,804          196,193       11%        3%        8%
Operating Expenses    183,044          172,008        6%        3%        3%
Operating Income       33,760           24,185       40%       -1%       41%

Gross Margin as a percent of revenues improved from 51 percent in 1995 to 52 percent in 1996. This improvement can be partially explained because the Company's new products are generating higher margins than many of the older products and because of the higher percentage of international revenues which generate higher margins than revenues in the United States.

Operating expenses increased 6 percent in 1996 over 1995. Marketing and administrative expense increased 7 percent and research and development expense increased 3 percent. At the beginning of 1996 the Company reorganized its marketing function to bring most of the marketing personnel into one organization instead of disbursed in the different product divisions. The new marketing group is organized along the markets to which the Company sells instead of along product lines, which should provide a better coordination of marketing programs. As a result, in 1996 there was a more direct focus on selling to specific customer groups which included producing several market specific catalogs instead of one general catalog, increased advertising to specific market segments and increased sales support for the indirect sales channels. This contributed to the increase in marketing and administrative expenses in 1996 over 1995.

Operating income increased 40 percent in 1996 over 1995. This increase was generated through the introduction of successful higher margin products while maintaining control over the growth in operating expenses.

The effective annual tax rate decreased from 38.0 percent in 1995 to 36.5 percent in 1996. The decrease in the rate is primarily a result of improved profitability in selected European countries in 1996 over 1995.

Net income increased 43 percent in 1996 over 1995. This improvement, as discussed above, reflects the improvement in gross margin and continued control over operating expenses.



FINANCIAL RESULTS 1995 VS 1994

The financial results in 1995 showed improvement over 1994. Revenues of $382 million were up 7 percent over revenues of $358 million in 1994.
International revenues, after conversion to U.S. dollars, were up 13 percent in 1995, while revenues in the United States were down less than one percent.

The increase in international revenues in 1995, as was the case in 1996, were led by a 30 percent increase in Asian countries. Countries contributing to this growth were South Korea, Singapore, Japan and Taiwan. Revenues in Europe increased 9 percent in 1995 over 1994.

Contributing to the flat revenues in the United States was a price increase at the beginning of fiscal 1995 which caused some movement of business to 1994, ahead of the price increase. There was no significant price increase at the beginning of fiscal 1996.

The table below highlights the approximate effect of currency movements on key items in the statements of income:


(In thousands)
                      For the         For the
                         Year            Year              Variance    Variance
                        Ended           Ended                  from        from
               April 28, 1995   April 29,1994    Variance  Currency  Operations
Revenues             $382,066        $357,904       7%        3%         4%
Cost of Goods Sold    185,873         182,475       2%        3%        -1%
Gross Margin          196,193         175,429      12%        3%         9%
Operating Expenses    172,008         161,040       7%        3%         4%
Operating Income       24,185          14,389      68%        3%        65%

Gross margin as a percentage of revenues improved from 49 percent in 1994 to 51 percent in 1995. This improvement is attributed primarily to increased factory utilization in 1995 over 1994 and the mix of higher margin new products. Also contributing to the improvement was the shipment of products in 1994 which were acquired at a higher cost prior to the acquisition of the Philips test and measurement business. The acquisition is described in Note 2, Acquisition of European Operations, in the Notes to the Financial Statements on page 41. Gross margin increased 12 percent on the 7 percent increase in revenues.

Operating expenses increased 7 percent in 1995 over 1994. Approximately 3 percent of the increase was due to the weakening U.S. dollar against the currencies in countries where the Company has foreign operations. Marketing and administrative expense increased 7 percent and research and development expense increased 8 percent in 1995 over 1994. The increase in marketing and administrative expense was due to several items including higher commission expense from the sale of the local area network (LAN) products, higher reserves for bad debts and increased legal costs related to the protection of intellectual property. Also contributing to the increase in marketing and administrative expenses was the Company's conversion of selling responsibility from its Fluke direct sales force in the United States to independent manufacturing representatives. This change was effective at the beginning of fiscal 1996; however, the cost of the transition was recorded in fiscal 1995. Research and development expense increased due to a continued high level of investment in new products in 1995.

The effective annual tax rate increased from 37.5 percent in 1994 to 38.0 percent in 1995. Although the average statutory rate in Europe is close to the U.S. statutory rate of 35.0 percent, losses in some of the acquired country operations with no offsetting benefit caused the effective rate to exceed the statutory rate.

Net income and earnings per share both increased 69 percent in 1995 over 1994. This increase resulted from the 12 percent increase in gross margin while expenses only increased 7 percent. The Company's emphasis on revenue growth through new products while controlling expenses and improving factory efficiencies continued in 1996.


LIQUIDITY AND CAPITAL RESOURCES

The cash position of the Company continues to remain strong as cash generated from operating activities provided $30.8 million of cash flow in 1996. The Company expects that cash generated from operations will be sufficient to fund working capital and capital expenditure requirements in the foreseeable future.

The Company maintains committed and uncommitted lines of credit totaling $118 million. The borrowings outstanding at April 26, 1996 and at April 28, 1995 are for working capital requirements in the European operations. These borrowings have been paid down, and the remaining balance is expected to be repaid, with cash generated from the European operations.

The Company made capital expenditures of $12 million in 1996, $14 million in 1995 and $13 million in 1994. Capital expenditures consist primarily of manufacturing and research and development equipment.

The current ratio was 3.5 to 1 at April 26, 1996 and 3.1 to 1 at April 28, 1995. The increase in the current ratio was caused primarily by an increase in current assets, including cash, inventories and prepaid expenses.

The Company increased its quarterly cash dividend from $0.14 to $0.15 per share. The Company has increased the dividend each year since the cash dividends were initiated in 1989, with the exception of the short transition period in 1993. In June 1996 the Company continued this trend by declaring a $0.16 per share dividend for the first quarter of fiscal 1997. The dividend will be paid on August 16, 1996 to shareholders of record as of July 26, 1996. The Company paid $4.7 million in cash dividends in 1996.

The Company has a program to hedge some of its foreign exchange exposure using forward exchange contracts. The contracts cannot be speculative and are limited to actual transaction exposure. The Company does not currently use any other form of derivatives in managing its financial risk.




                                FLUKE CORPORATION AND SUBSIDIARIES
                                   CONSOLIDATED BALANCE SHEETS
(In thousands except shares and per share amounts)
                                     April 26, 1996  April 28, 1995
ASSETS
Current Assets
  Cash and cash equivalents                $ 34,609        $ 28,880
  Accounts receivable (less allowances:
     1996-$1,104; 1995-$1,141)               69,060          77,222
  Inventories                                59,053          53,908
  Deferred income taxes                      15,062          15,159
  Prepaid expenses                           15,540           7,556
     Total Current Assets                   193,324         182,725

Property, Plant and Equipment
  Land                                        5,801           5,979
  Buildings                                  46,152          47,235
  Machinery and equipment                   110,977         103,968
  Construction in progress                    1,804           2,298
                                            164,734         159,480
  Less accumulated depreciation            (106,783)        (97,611)
     Net Property, Plant and Equipment       57,951          61,869
Goodwill and Intangible Assets               16,528          23,033
Other Assets                                  8,285           7,895
Total Assets                               $276,088        $275,522

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Accounts payable                         $ 15,772        $ 17,080
  Accrued liabilities                        37,622          38,733
  Income taxes payable                        2,178           3,307
  Current maturities of long-term
    obligations                                 180             230
  Total Current Liabilities                  55,752          59,350
Long-Term Obligations                         7,098          21,613
Deferred Income Taxes                        10,585           9,409
Other Liabilities                            10,593           9,870
     Total Liabilities                       84,028         100,242

Stockholders' Equity
  Preferred stock, $0.25 par value
  (authorized 2,000,000 shares)                 ---             ---
  Common stock, $0.25 par value
  (authorized 20,000,000 shares, issued
    shares, 8,075,765 in 1996 and 7,898,674
     in 1995)                                 2,019           1,975
  Additional paid-in capital                 65,195          59,861
  Retained earnings                         123,609         107,089
  Cumulative translation adjustment           1,237           6,355
     Total Stockholders' Equity             192,060         175,280
Total Liabilities and Stockholders' Equity $276,088        $275,522

The accompanying notes are an integral part of the financial statements.



                                   FLUKE CORPORATION AND SUBSIDIARIES
                                   CONSOLIDATED STATEMENTS OF INCOME

(In thousands except shares and per share amounts)
                                           For the     For the     For the
                                        year ended  year ended  year ended
                                             April       April       April
                                          26, 1996    28, 1995    29, 1994
Revenues                                  $413,525    $382,066    $357,904
Cost of Goods Sold                         196,721     185,873     182,475
Gross Margin                               216,804     196,193     175,429
Operating Expenses
  Marketing and administrative             144,309     134,343     126,088
  Research and development                  38,735      37,665      34,952
     Total Operating Expenses              183,044     172,008     161,040
Operating Income                            33,760      24,185      14,389
Nonoperating Expenses (Income)
  Interest expense                           1,395       1,435       1,529
  Other                                     (1,247)     (1,284)     (1,220)
     Total Nonoperating Expenses               148         151         309
Income Before Income Taxes                  33,612      24,034      14,080
Provision for Income Taxes                  12,269       9,133       5,280
Net Income                                $ 21,343    $ 14,901    $  8,800


Earnings Per Share                        $   2.58    $   1.86    $   1.10
Average Shares and Share Equivalents
  Outstanding                            8,285,151   7,992,804   8,031,696

The accompanying notes are an integral part of the financial statements.



                                  FLUKE CORPORATION AND SUBSIDIARIES
                                 CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
                                           For the     For the     For the
                                        year ended  year ended  year ended
                                             April       April       April
                                          26, 1996    28, 1995    29, 1994
Operating Activities
Net income                                $ 21,343     $14,901     $ 8,800
Items not affecting cash:
  Depreciation and amortization             15,483      16,042      17,071
  Deferred income tax                          777        (982)      2,381
  Accrued pension expense                   (1,734)      1,583      (1,162)
  Stock awards                                 131         189         376
  Loss (gain) on disposal of property,
    plant and equipment                        109        (251)        242
Net change in:
  Accounts receivable                        5,992      (1,016)    (45,023)
  Inventories                               (7,637)      4,049       4,580
  Prepaid expenses                          (4,992)      3,093      (2,356)
  Accounts payable                            (560)     (4,319)     12,998
  Accrued liabilities                          168          18       5,791
  Accrued liabilities related to
  restructuring                                ---        (497)        892
  Income taxes payable                       1,137       4,505         394
  Other assets and liabilities                 590      (1,804)      2,023
     Net Cash Provided By Operating
       Activities                           30,807      35,511       7,007
Investing Activities
Additions to property, plant and equipment (12,391)    (14,123)    (13,050)
Proceeds from disposal of property,
  plant and equipment                        2,446       1,774         180
Purchase of Philips test and measurement
  business                                     ---         ---     (26,056)
     Net Cash Used By Investing Activities  (9,945)    (12,349)    (38,926)
Financing Activities
Proceeds from short-term debt                  ---         ---       2,329
Payments on short-term debt                    ---         ---      (2,329)
Proceeds from long-term obligations            ---      24,113      47,879
Payments on long-term obligations          (13,351)    (20,067)    (33,023)
Repurchase of common stock                     ---      (4,579)        ---
Cash dividends paid                         (4,718)     (4,287)     (3,970)
Proceeds from stock options                  3,493       2,800         222
     Net Cash Provided (Used) By
        Financing Activities               (14,576)     (2,020)     11,108
Effect of Foreign Currency Exchange Rates
  on Cash and Cash Equivalents                (557)      1,218       2,916
Net Increase (Decrease) In Cash and Cash
  Equivalents                                5,729      22,360     (17,895)
Cash and Cash Equivalents at Beginning
  of Year                                   28,880       6,520      24,415
Cash and Cash Equivalents at End of
  Year                                    $ 34,609     $28,880     $ 6,520
Supplemental Cash Flow Information:
  Income taxes paid                       $ 12,309     $ 5,809     $ 5,142
  Interest paid                           $  1,420     $ 1,409     $ 1,529

The accompanying notes are an integral part of the financial statements.


                                               FLUKE CORPORATION AND SUBSIDIARIES
                                         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands except shares)
                                                   Number of         Par        Par
                                                      Common    Value of   Value of   Additional
                                                      Shares   Preferred     Common      Paid-In
                                                 Outstanding       Stock      Stock      Capital
Balance, April 30, 1993                            6,342,455        $ 20     $2,202      $96,072
Net income
Net forfeiture of shares under stock award plans      (5,109)                                145
Vesting of 17,117 shares under stock award plans
Issuance of shares for acquisition                 1,000,000                              (1,450)
Conversion of preferred shares                       538,144         (20)                (13,361)
Cash dividends declared
Income tax benefit from stock plans                                                           30
Exercise of stock options                             23,200                                (355)
Net translation adjustment
Balance, April 29, 1994                            7,898,690         ---     $2,202      $81,081
Net income
Net forfeiture of shares under stock award plans        (934)                                  3
Vesting of 9,524 shares under stock award plans
Repurchase of common shares                         (150,000)
Cash dividends declared
Income tax benefit from stock plans                                                           35
Exercise of stock options                            150,918                     26        1,588
Net translation adjustment
Cancellation of repurchased shares                                             (253)     (22,701)
Balance, April 28, 1995                            7,898,674         ---     $1,975      $60,006
Net income
Net grant of shares under stock award plans            1,915                                  75
Vesting of 4,786 shares under stock award plans
Cash dividends declared
Income tax benefit from stock plans                                                        1,787
Exercise of stock options                            175,176                     44        3,449
Net translation adjustment
Balance, April 26, 1996                             8,075,765         ---     $2,019     $65,317




                                               FLUKE CORPORATION AND SUBSIDIARIES
                                         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
<In thousands except shares)
                                                           Repurchased
                                                                   and   Cumulative         Total
                                                  Retained   Nonvested  Translation  Stockholders'
                                                  Earnings      Shares   Adjustment        Equity
Balance, April 30, 1993                            $91,856    $(54,963)     $   ---      $135,187
Net income                                           8,800                                  8,800
Net forfeiture of shares under stock award plans                  (145)                       ---
Vesting of 17,117 shares under stock award plans                   352                        352
Issuance of shares for acquisition                              20,894                     19,444
Conversion of preferred shares                                  13,381                        ---
Cash dividends declared                             (4,103)                                (4,103)
Income tax benefit from stock award plans                                                      30
Exercise of stock options                                          577                        222
Net translation adjustment                                                   (2,103)       (2,103)
Balance, April 29, 1994                            $96,553    $(19,904)     $(2,103)     $157,829
Net income                                          14,901                                 14,901
Net forfeiture of shares under stock award plans                    (3)                       ---
Vesting of 9,524 shares under stock award plans                    201                        201
Repurchase of common shares                                     (4,579)                    (4,579)
Cash dividends declared                             (4,365)                                (4,365)
Income tax benefit from stock award plans                                                      35
Exercise of stock options                                        1,186                      2,800
Net translation adjustment                                                    8,458         8,458
Cancellation of repurchased shares                              22,954                        ---
Balance, April 28, 1995                           $107,089    $   (145)     $ 6,355      $175,280
Net income                                          21,343                                 21,343
Net grant of shares under stock award plans                        (75)                       ---
Vesting of 4,786 shares under stock award plans                     98                         98
Cash dividends declared                             (4,823)                                (4,823)
Income tax benefit from stock award plans                                                   1,787
Exercise of stock options                                                                   3,493
Net translation adjustment                                                   (5,118)       (5,118)
Balance, April 26, 1996                           $123,609     $  (122)     $ 1,237      $192,060

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

NATURE OF OPERATIONS. The Company is in a single line of business, the manufacturing and selling of electronic test tools. This single line of business is primarily made up of two product categories: handheld service tools and benchtop test instruments, with handheld service tools slightly larger based on revenues. The Company currently markets its products in more than 100 countries through both indirect and direct sales channels, with indirect distribution generally used for handheld service tools and direct sales channels generally used for benchtop test instruments.

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

CASH AND CASH EQUIVALENTS. Cash and cash equivalents include cash on hand and highly liquid, short-term investments with an original maturity of less than three months at the time of acquisition.

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

STOCK-BASED COMPENSATION. The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation."; effective for fiscal years beginning after December 15, 1995. Under Statement No. 123, stock-based compensation expense is measured using either the intrinsic value method, as prescribed by Accounting Principles Board Opinion No. 25, or the fair value method described in Statement No. 123. Companies choosing the intrinsic value method will be required to disclose in the footnotes to the financial statements the pro forma impact of the fair value method on net income and earnings per share. The Company plans to implement Statement No. 123 in 1997 using the intrinsic value method.

USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

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

As part of the acquisition, the Company entered into service agreements and facility leases with Philips related to the European operations. The Company paid Philips $8.9 million in 1996, $10.5 million in 1995 and $18.3 million in 1994 for such services and facilities lease rent. In addition, the Company purchased $18.5 million in 1996, $19.8 million in 1995 and $16.5 million in 1994 of component parts and finished goods from Philips.

Note 3. SUBSEQUENT EVENT

On June 26, 1996, Forte' Networks, Inc. (Forte') was acquired and merged into the Company. The Company issued 577,190 shares of Fluke common stock in exchange for the Forte' shares. Forte' has designed and supplied certain network troubleshooting tools that the Company has sold since 1993. The transaction was accounted for as a pooling of interest, and accordingly, historical financial data in future reports will be restated to include Forte' data. Following are the unaudited pro forma results of the combined company as if the merger had taken place prior to 1994:



(In thousands except per share amounts)
                                    For the         For the         For the
                                 Year ended      Year ended      Year ended
                             April 26, 1996  April 28, 1995  April 29, 1994
Revenues                         $413,525       $382,066         $357,904
Net Income <F1>                  $ 23,704       $ 16,787         $  8,628
Earnings Per Share <F1>          $   2.67       $   1.96         $   1.00


<F1> Prior to the merger Forte' operated under sub-chapter S of the Internal
Revenue Code. Forte's taxable income was allocated to its shareholders and no tax provision was recorded in Forte' statements of income. Therefore, the pro forma net income and earnings per share do not include a tax provision on Forte' income.


Note 4. INVENTORIES
(In thousands)
                                   April 26, 1996     April 28, 1995
Finished goods                            $20,947            $17,483
Work-in-process                             9,463             10,818
Purchased parts and materials              28,643             25,607
Total Inventories                         $59,053            $53,908

Note 5. ACCRUED LIABILITIES
(In thousands)
                                       April 26, 1996   April 28, 1995
Compensation payable                          $11,098          $11,674
Accrued expenses                               13,298           14,180
Unearned service revenue                        2,355            3,009
Other taxes payable                             5,436            6,056
Profit-sharing bonus payable                    1,853            1,265
Dividends payable                               1,211            1,106
Other items                                     2,371            1,443
Total Accrued Liabilities                     $37,622          $38,733

Note 6. GOODWILL AND INTANGIBLE ASSETS

Goodwill represents the excess of the purchase price over the fair market value of the net assets acquired in the purchase of the European operations from Philips. The goodwill is being amortized on a straight-line basis over twenty years. The Company owns intangible assets, most of which were also acquired from Philips as part of the acquisition. These intangible assets are being amortized over five years. Amortization expense is recorded in marketing and administrative expense. Cumulative amortization was $8.3 million at April 26, 1996 and $6.0 million at April 28, 1995.



A reconciliation of goodwill and intangible assets, net of accumulated amortization, is provided below:

(In thousands)
                                       April 26, 1996  April 28, 1995
Balance at beginning of year                  $23,033         $24,995
Amortization expense                           (2,815)         (2,764)
Adjustment related to changes to
   deferred tax asset valuation
   allowance<F1>                               (2,626)         (1,925)
Translation adjustment                         (1,064)          2,727
Balance at end of year                        $16,528         $23,033

<F1> This adjustment is explained in Note 7, Income Taxes.

Note 7.  INCOME TAXES

For financial reporting purposes, income before income taxes is as follows:

(In thousands)
                                 For the         For the          For the
                              year ended      year ended       year ended
                          April 26, 1996  April 28, 1995   April 29, 1994
U.S.                             $20,067         $13,017          $13,681
Foreign                           13,545          11,017              399
Income before income taxes       $33,612         $24,034          $14,080

The provision for income taxes is as follows:

(In thousands)
                                For the         For the          For the
                             year ended      year ended       year ended
                         April 26, 1996  April 28, 1995   April 29, 1994
Current taxes on income:
  U.S.                          $ 5,883         $ 5,239           $1,791
  Foreign                         5,113           5,687              986
                                 10,996          10,926            2,777
Deferred income taxes             1,273          (1,793)           2,503
Provision for income taxes      $12,269         $ 9,133           $5,280



Significant components of the Company's deferred tax assets and liabilities are as follows:

(In thousands)
                                          April 26,1996   April 28,1995
Deferred Tax Assets:
  Accrued employee benefit expenses         $  3,200           $2,525
  Inventory adjustments                        5,265            5,329
  Net operating loss carryforwards            22,591           25,591
  Product warranty accruals                      681              721
  Other items, net                               658              619

Total Deferred Tax Assets                     32,395           34,785
  Valuation reserve                          (17,333)         (19,626)
Net Deferred Tax Assets                     $ 15,062          $15,159
Deferred Tax Liabilities:
  Fixed asset basis differences             $  5,349           $5,701
  Pension                                      3,562            1,578
  Intangible assets                            1,108            1,870
  Other items, net                               566              260
Total Deferred Tax Liabilities              $ 10,585           $9,409

The deferred tax asset valuation reserves are primarily related to deferred tax assets of foreign operations, including Dutch net operating loss (NOL) carryforwards acquired in connection with the Philips acquisition. The acquired Dutch NOLs have an unlimited carryover period. A substantial portion of these NOLs were provided for with a valuation allowance at the time of the acquisition. The tax benefit from adjusting the valuation allowance of the acquired NOLs is recorded as a reduction of goodwill. Reductions in goodwill for NOL benefit were $2,626,000 in 1996 and $1,925,000 in 1995.

A reconciliation from the U.S. statutory rate to the effective tax rate is as follows:

(In thousands)
                                 For the         For the          For the
                                year ended     year ended      year ended
                             Apr. 26, 1996  Apr. 28, 1995   Apr. 29, 1994
                                Amt    Pct     Amt    Pct     Amt    Pct

Tax at U.S. statutory rate   $11,765  35.0%  $8,412  35.0%  $4,928  35.0%
Foreign tax greater
  than U.S. statutory rate       503   1.5      847   3.5    1,528  10.8
Utilization of foreign tax
  credits                       (542) (1.6)     (35) (0.1)  (1,538)(10.9)
Foreign Sales Corporation tax
   benefit                      (554) (1.6)    (436) (1.8)    (321) (2.3)
State taxes, net of federal
  benefit                        326   0.9      211   0.8      222   1.6
Nondeductible goodwill           264   0.8      302   1.3      360   2.6
Other items, net                 507   1.5     (168) (0.7)     101   0.7
                             $12,269  36.5%  $9,133  38.0%  $5,280  37.5%




Note 8.  EMPLOYEE BENEFIT PLANS

The expense related to employee benefit plans is as follows:

(In thousands)
                                   For the         For the         For the
                                year ended      year ended      year ended
                            April 26, 1996  April 28, 1995  April 29, 1994
Pension Plan, U.S.               $1,444          $1,170          $1,147
Pension Plans, Foreign            1,111           1,281           1,519
Profit-sharing Retirement Plan      745             639             652
Profit-sharing Bonus Plan         3,695           2,064           1,296
Other Benefit Plans                 618             760             813
Total Employee Benefit Plans     $7,613          $5,914          $5,427

PENSION PLAN, U.S. The Company's U.S. pension plan includes all U.S. employees with a minimum of one year of service. Pension benefits are based upon years of service with the Company and the highest consecutive sixty months' average compensation earned. The Company's funding policy is to contribute annually the amount required by ERISA.

Net periodic U.S. pension cost is as follows:

(In thousands)
                                   For the          For the          For the
                                year ended       year ended       year ended
                            April 26, 1996   April 28, 1995   April 29, 1994
Service cost                       $ 1,899           $1,990          $ 1,917
Interest cost                        3,260            2,955            2,939
Return on plan assets               (6,682)          (3,873)          (2,590)
Net amortization and deferral        2,967               98           (1,119)
Net periodic pension cost           $1,444           $1,170          $ 1,147

The funding status of the plan is as follows:

(In thousands)
                                        April 26, 1996  April 28, 1995
Vested benefit obligation                      $34,786         $29,069
Accumulated benefit obligation                  35,711          29,640
Projected benefit obligation                    44,911          37,754
Fair market value of plan assets                43,814          36,299
Projected benefit obligation in excess
  of plan assets                                 1,097           1,455
Prior service cost                                 476             486
Unrecognized net loss                          (10,007)         (5,589)
Unrecognized net transition asset                  413             952
Prepaid pension asset                         $ (8,021)        $(2,696)



For purposes of calculating the funding status of the plan, the weighted average discount rate was 8.0 percent in 1996, 8.8 percent in 1995 and 8.0 percent in 1994. The rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation varied by age group and ranged from 4.3 to 5.6 percent in 1996 and 1995 and from 3.6 to 4.9 percent in 1994.

The expected long-term rate of return on plan assets was 9.5 percent in 1996 and 1995 and 10.8 percent in 1994. For purposes of calculating the net periodic pension cost, the actuarial assumptions utilized are the actuarial assumptions in place at the end of the previous fiscal year (e.g., the fiscal 1996 net periodic pension cost was based upon the 1995 actuarial assumptions).

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

PENSION PLANS, FOREIGN. The Company has various pension plans covering its foreign employees. Most of these plans are defined contribution plans and are fully funded. The expense for these plans was $355,000 in 1996 and $427,000 in 1995 and $620,000 in 1994. The remaining plans qualify for accounting under the rules of SFAS 87. The tables below include only those international pension plans which qualify for SFAS 87 treatment.

Net periodic pension expense of foreign plans under SFAS 87 is as follows:

(In thousands)
                                 For the            For the           For the
                              year ended         year ended        year ended
                           April 26, 1996    April 28, 1995    April 29, 1994
Service cost                      $  746             $  780            $  792
Interest cost                      1,307              1,101             1,000
Return on plan assets             (1,251)            (1,015)             (893)
Net amortization and deferral        (46)               (12)              ---
Net periodic pension cost         $  756             $  854            $  899

The funding status of the plans is as follows:

(In thousands)
                                  April 26, 1996    April 28, 1995
Vested benefit obligation              $15,160             $12,498
Accumulated benefit obligation         $13,818             $13,279
Projected benefit obligation           $21,202             $19,616
Fair market value of plan assets        19,509              19,653
Projected benefit obligation in
  excess of (less than) plan assets      1,693                 (37)
Unrecognized net gain                      141               2,558
Accrued pension liability              $ 1,834             $ 2,521

The weighted average discount rate varied from 6.5 percent in 1996, and varied from 7.0 percent to 7.5 percent in 1995 and 6.5 percent to 7.0 percent in 1994. The rate of increase in future compensation levels used in determining the actuarial present values of the projected benefit obligation varied from
3.0 percent to 3.5 percent in 1996 and from 3.0 percent to 5.0 percent in 1995 and 1994. The expected long-term rate of return on plan assets was 7.0 percent in 1996 and 6.5 percent in 1995.

PROFIT-SHARING RETIREMENT PLAN. The Company has a profit-sharing retirement plan for all U.S. employees, which provides immediate eligibility and vesting. The Company matches the employee's salary deferrals under section 401(k) of the Internal Revenue Code, subject to certain profitability and dollar limits.

PROFIT-SHARING BONUS PLAN. The Company has a profit-sharing bonus plan, which generally provides semi-annual cash payments to certain employees. The amount of each eligible employee's bonus is dependent upon their base salary in relation to the total base salary of all eligible employees and the operating performance of the Company.

OTHER BENEFIT PLANS. The Company has various other employee cash and stock award plans designed to recognize and compensate key employees for performance.

The long-term liabilities of these benefit plans constitute the major portion of Other Liabilities on the Balance Sheet.

Note 9.  STOCKHOLDERS' EQUITY

REPURCHASED SHARES. On March 10, 1995, repurchased shares of the Company totaling 1,011,937 were canceled and retired. Repurchased shares had been used to fund stock award and stock option plans.

PREFERRED STOCK. There are 2,000,000 shares of preferred stock authorized, of which 250,000 shares have been designated Series A Convertible Preferred Stock. On May 26, 1993, as part of the purchase of the European operations from Philips, the 78,462 shares of Series A Convertible Preferred Stock, which were owned by Philips, were converted into 538,144 shares of common stock.
The conversion rate was established in the original preferred stock agreement. There were no shares of preferred stock outstanding at April 26, 1996 or April 28, 1995.

STOCK PURCHASE PLAN. The Company has a voluntary employee stock purchase plan for eligible employees. The Company's contribution is 25 percent of the amount invested by the employee, plus all commissions and brokerage fees. The Company's expenses related to the plan were $497,000 in 1996, $473,000 in 1995 and $433,000 in 1994.

DIVIDENDS. The Company declared cash dividends of $0.60 per share in 1996, $0.56 per share in 1995 and $0.52 per share in 1994.



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

STOCK OPTIONS. The Company has a 1988 and a 1990 Stock Incentive Plan. Stock options granted under the 1990 plan and those granted after 1989 under the 1988 plan are nonqualified stock options exercisable 40 percent after one year, 30 percent after three years and 30 percent after five years and expire ten years from the date of grant. In addition, the Company has a Stock Option Plan for outside Directors, which was authorized in 1990 and annually grants nonqualified stock options to the Company's outside Directors. Grants under this plan and those made in 1988 and 1989 under the 1988 Stock Incentive Plan are exercisable after one year and expire ten years from the date of grant. All options are granted at the market value on the date of grant, and, accordingly no compensation expense has been recorded. The Company makes no charge to income in connection with stock options. Shares reserved for issuance under these stock option plans totaled 2,185,000 shares at April 26, 1996, April 28, 1995 and April 29, 1994, of which 637,270 shares, 900,380 shares and 1,018,550 shares, respectively, were available for options to be granted in the future.

                                               Total Options        Price Range
Balance,
April 30, 1993 (269,300 options exercisable)         886,700   $11.88 to $30.75
  Granted                                            246,300   $22.44 to $28.19
  Terminated                                         (26,950)  $11.88 to $30.75
  Exercised                                          (23,200)  $11.88 to $20.38
Balance,
April 29, 1994 (460,500 options exercisable)       1,082,850   $11.88 to $30.75
  Granted                                            145,300   $28.50 to $40.38
  Terminated                                         (27,130)  $22.44 to $30.75
  Exercised                                         (154,900)  $11.88 to $30.75
Balance,
April 28, 1995 (532,000 options exercisable)       1,046,120   $11.88 to $40.38
  Granted                                            280,950   $32.63 to $39.94
  Terminated                                         (17,840)  $11.88 to $40.38
  Exercised                                         (179,520)  $11.88 to $30.75
Balance,
April 26, 1996 (463,010 options exercisable)       1,129,710   $11.88 to $40.38




Note 10. FINANCING AND COMMITMENTS

The Company has $53.8 million of committed, noncollateralized revolving lines of credit. The $53.8 million lines of credit include a $30.0 million facility used for corporate working capital requirements and a $23.8 million facility to finance the working capital requirements of the European operations. The committed lines of credit contain certain working capital and other minimum financial covenants. The Company is in compliance with all covenants on its lines of credit. Under the $30.0 million revolving line, which was renewed until 1999, there was zero outstanding at April 26, 1996 and at April 28, 1995. Under the $23.8 million line, there was $7.1 million outstanding at April 26, 1996 and $21.4 million outstanding at April 28, 1995. The interest rates on these borrowings were 3.2 percent to 10.3 percent in 1996 and 5.2 percent to 11.0 percent in 1995.

Approximate required aggregate principal payments of all long-term debt will be as follows: 1998 - $7.1 million.

The Company has $64.0 million in uncommitted lines of credit. There was no debt outstanding under these lines at April 26, 1996 and April 28, 1995. Long-term obligations include capital lease obligations.

The Company's operating lease expense, including leases with a term of less than one year, was $7.5 million in 1996, $7.7 million in 1995 and $6.9 million in 1994. The principal leases are for various sales offices, storage facilities, data processing equipment and automobiles. Most facility leases have escalation clauses to cover increases in direct lease expenses. Below is a schedule of future minimum lease payments under operating leases that have initial noncancelable lease terms in excess of one year as of April 26, 1996:

(In thousands)
Fiscal Year                               Facilities     Equipment       Total
1997                                          $4,913        $1,731     $6,644
1998                                           3,093           834      3,927
1999                                             728           252        980
2000                                             471            20        491
2001                                             347             8        355
                                             $ 9,552        $2,845    $12,397


Note 11. OPERATIONS BY GEOGRAPHIC AREAS

The Company is engaged in one line of business, the manufacturing and selling of electronic test tools. In the schedule below, revenues, income before income taxes and assets are reported based on the location of the Company's facilities. Intercompany transfers of products and services are made at arm's length between the various geographic areas.

(In thousands)
                             For the         For the         For the
                          year ended      year ended      year ended
                      April 26, 1996  April 28, 1995  April 29, 1994
Revenues:

United States:
  Sales to
  unaffiliated customers    $164,023        $167,566        $168,230
  Export sales                44,956          34,419          28,410
  Interarea transfers         67,073          55,090          45,133
                             276,052         257,075         241,773
Europe:
  Sales to
  unaffiliated customers     166,551         148,902         136,820
  Interarea transfers         30,432          32,620          24,952
                             196,983         181,522         161,772
Other areas:
  Sales to
  unaffiliated customers      37,995          31,179          24,444

Eliminations                 (97,505)        (87,710)        (70,085)

Consolidated revenues       $413,525        $382,066        $357,904

Income before income taxes:
  United States             $ 27,967        $ 20,571        $ 20,699
  Europe                      10,698           7,538             228
  Other                        4,016           4,316           1,158
  Corporate expense and
    eliminations              (9,069)         (8,391)         (8,005)
Consolidated income before
  income taxes              $ 33,612        $ 24,034        $ 14,080

Assets:
  United States             $166,969        $149,975        $141,014
  Europe                     100,456         112,783         108,129
  Other                       12,513          15,201          10,977
  Eliminations                (3,850)         (2,437)        (14,518)
Consolidated assets         $276,088        $275,522        $245,602



Note 12.  FINANCIAL INSTRUMENTS

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of trade receivables. As of April 26, 1996, the Company had no significant concentrations of credit risk due to a large and diversified customer base spanning vast geographic areas.

The Company is subject to transaction exposures that arise from foreign exchange movements between the dates foreign exchange transactions are recorded and the date they are consummated. The Company's exposure to foreign currency movements is somewhat mitigated through naturally offsetting currency positions. Remaining exposure is partially reduced through the purchase of foreign exchange contracts. At April 26, 1996, the Company had foreign exchange contracts for various foreign currencies totaling $6.9 million.


Note 13. CONTINGENCIES

The Company is subject to various pending and threatened legal actions that arise in the normal course of business. In the opinion of management, liabilities arising from these claims, if any, will not have a material effect on the Company.




Report of Ernst & Young LLP, Independent Auditors

Board of Directors and Stockholders
Fluke Corporation
Everett, Washington

We have audited the accompanying consolidated balance sheets of Fluke Corporation and subsidiaries as of April 26, 1996 and April 28, 1995 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended April 26, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fluke Corporation and subsidiaries at April 26, 1996 and April 28, 1995 and the consolidated results of their operations and their cash flows for each of the three years in the period ended April 26, 1996 in conformity with generally accepted accounting principles.

                                                        /s/ Ernst & Young LLP
Seattle, Washington
June 3, 1996




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

George M. Winn                                  John R. Smith
President,                                      Vice President,
Chief Operating Officer                         Treasurer



                                                        FINANCIAL SUMMARY
(In thousands except shares and per share amounts)
                                                                          For the<F4>
                                                                            seven
                                          For the    For the    For the    months
                                       year ended year ended year ended     ended
                                            April      April      April     April
                                         26, 1996   28, 1995   29, 1994  30, 1993
Revenues                                 $413,525    $382,066  $357,904  $132,139
Cost of goods sold                       $196,721    $185,873  $182,475  $ 72,167
Gross margin                             $216,804    $196,193  $175,429  $ 59,972
Restructuring                                 ---         ---       ---       ---
Total operating expenses
  excluding restructuring                $183,044    $172,008  $161,040  $ 56,657
Operating income                         $ 33,760    $ 24,185  $ 14,389  $  3,315
Income before income taxes and
  cumulative effect of changes
  in accounting principles               $ 33,612    $ 24,034  $ 14,080  $  3,957
Cumulative effect of changes in
 accounting principles <F2>                   ---         ---       ---  $  3,902
Net income                               $ 21,343    $ 14,901  $  8,800  $  6,743
Average shares and share
 equivalents outstanding                8,285,151   7,992,804 8,031,696 7,069,463

Income before cumulative effect of
  changes in accounting principles
  per share                              $   2.58    $   1.86  $   1.10  $   0.40
Cumulative effect of changes in
  accounting principles per share <F2>        ---         ---       ---  $   0.55
Earnings per share                       $   2.58    $   1.86  $   1.10  $   0.95
Net income as a percentage of revenues       5.16%       3.90%     2.46%     5.10%
Cash dividends declared per share        $   0.60    $   0.56  $   0.52  $   0.26
Total assets                             $276,088    $275,522  $245,602  $172,087
Total stockholders' equity               $192,060    $175,280  $157,829  $135,187
Long-term obligations                    $  7,098    $ 21,613  $ 14,712  $     34
Long-term interest expense               $  1,248    $  1,423  $  1,327  $     12
Pro forma net income <F1>                $ 21,343    $ 14,901  $  8,800  $  4,320
Pro forma earnings per share <F1>        $   2.58    $   1.86  $   1.10  $   0.61



                                                        FINANCIAL SUMMARY
In thousands except shares and per share amounts

                                         For the     For the
                                      year ended  year ended
                                       September   September
                                        25, 1992    27, 1991
Revenues                                $271,819    $239,651
Cost of goods sold                      $149,776    $129,095
Gross margin                            $122,043    $110,556
Restructuring                                ---    $ 10,800<F3>
Total operating expenses
  excluding restructuring               $101,712    $ 97,264
Operating income                        $ 20,331    $  2,492
Income before income taxes and
  cumulative effect of changes
  in accounting principles              $ 21,186    $  3,441
Cumulative effect of changes in
 accounting principles <F2>                  ---         ---
Net income                              $ 15,204    $  3,205
Average shares and share
 equivalents outstanding               7,033,695   6,943,941

Income before cumulative effect of
  changes in accounting principles
  per share                             $   2.16    $   0.46
Cumulative effect of changes in
  accounting principles per share <F2>       ---         ---
Earnings per share                      $   2.16    $   0.46

Net income as a percentage of revenues      5.59%       1.34%
Cash dividends declared per share       $   0.48    $   0.40
Total assets                            $175,806    $165,826
Total stockholders' equity              $129,464    $116,265
Long-term obligations                   $    391    $    154
Long-term interest expense              $     31    $     28
Pro forma net income <F1>               $ 14,938    $  3,156
Pro forma earnings per share <F1>       $   2.12    $   0.45

<F1> The Company changed the method of applying overhead costs related to inventory in 1993. Pro forma data is presented assuming the change in accounting for inventory is applied retroactively.

<F2> The effect of the change in accounting for inventories ($2.4 million net of income tax), explained above in Footnote 1 and the adoption of Statement of Financial Accounting Standards Number 109, "Accounting for Income Taxes" ($1.5 million), were recorded as cumulative changes in accounting principles.

<F3> In 1991 the Company accrued restructuring costs of $10.8 million.  The restructuring charge included inventory write-offs, fixed asset write-offs and personnel costs.

<F4> In 1993 the Company changed its fiscal year-end from the last Friday in
September to the last Friday in April. Fiscal 1993 was a seven-month transition period ended April 30, 1993.



              SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
(In thousands except per share amounts)

                                                 <F1>
                              Gross       Net    Earnings  Dividends
                Revenues     Margin    Income   Per Share  Per Share
Fiscal 1996:
  1st Quarter   $ 98,714   $ 51,327   $ 4,126     $0.50     $0.15
  2nd Quarter    102,872     52,784     5,089      0.61      0.15
  3rd Quarter    105,701     54,833     5,981      0.72      0.15
  4th Quarter    106,238     57,860     6,147      0.74      0.15
  Total         $413,525   $216,804   $21,343     $2.58     $0.60

Fiscal 1995:
  1st Quarter   $ 86,000   $ 42,822   $ 2,401     $0.30     $0.14
  2nd Quarter     91,569     46,205     3,162      0.40      0.14
  3rd Quarter     99,090     50,894     4,225      0.53      0.14
  4th Quarter    105,407     56,272     5,113      0.63      0.14
  Total         $382,066   $196,193   $14,901     $1.86     $0.56

<F1> The sum of the earnings per share on a quarterly basis will not necessarily equal the earnings per share reported for the year since the average shares and share equivalents outstanding used in the earnings per share computation changes throughout the year.

                    STOCK PRICE INFORMATION
                                1996                         1995
                        High            Low           High            Low
1st Quarter           42 1/2         37 5/8         32             27 3/4
2nd Quarter           41             35 1/2         31             28
3rd Quarter           37 3/4         32             30 3/4         27 1/2
4th Quarter           39 5/8         34 1/4         40 5/8         29 3/8


Fluke Corporation stock is traded on the New York Stock Exchange. Quarterly cash dividends of $0.15 per share were paid in 1996, $0.14 per share in 1995 and $0.13 per share in 1994. The number of stockholders of record at April 26, 1996 was 1,682.