Form 10-K, Exhibit 13
period 1997-04-25
FLUKE CORP
filed 1997-07-23
CIK 37743

EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

All years referenced below are for the Company's fiscal years, which end on the last Friday of April.

1997 highlights
In 1997, several actions were taken to position the Company for future growth. The Company completed two acquisitions of companies in the local area network (LAN) and wide area network businesses. In June 1996, the Company acquired Forte Networks, Inc. (Forte), a privately-held Colorado Springs, Colorado based corporation. The Company previously had an alliance with Forte from 1992 up to the time of the acquisition in which Forte provided, exclusively to Fluke, equipment for testing LANs. Several of these have been recognized by leading trade magazines for innovation and excellence including the 68X series of LANMeters.

In February 1997, the Company completed the acquisition of DeskNet Systems, Inc. (DeskNet), a privately-held Armonk, New York based corporation. DeskNet is a leading developer of handheld, Asynchronous Transfer Mode (ATM) network analysis tools for the installation, maintenance and deployment of ATM networks. Both acquisitions were recorded under the pooling-of-interests method of accounting. Previous year financial statements have been restated to reflect the acquisition of Forte but were not restated for the acquisition of DeskNet because the impact on the Financial Statements was immaterial.
The Company also signed an alliance agreement with Hewlett-Packard Company (HP) in April 1997. Under the terms of this agreement the Company will utilize a limited number of its distributors to sell certain HP products in the U.S. HP will sell selected Fluke products in the U.S. through its HP Direct program. The alliance is expected to provide incremental revenue growth for both companies. The alliance will be expanded to certain international markets over the next few years.

The Company reviewed the structure of its European operations. As a result of that review it was decided to restructure the European operations to better support the Company's mission-centric products. Mission-centric products are those products that fit the mission of the Company as defined several years ago. The Company will align the European sales organization to better support the indirect sales channels and centralize the finance and product repair functions. The centralization will streamline the operations in the country sales offices allowing them to concentrate on the sales activities. It should also lower the operating costs of the European operations. The Company recorded a fourth quarter restructuring charge of $12 million, primarily for severance and severance-related costs and some facility closure costs related to the restructuring.

financial results 1997 vs 1996

1997 ended with revenues of $430 million, 4 percent higher than revenues of $414 million in 1996. This growth rate masks the success of the mission-centric products that grew 15 percent in 1997 and comprise 77 percent of revenues. Revenues from nonmission-centric products declined 25 percent in 1997. Products introduced in the last three years represented 41 percent of 1997 revenues compared to 22 percent in 1994 for products introduced in 1994, 1993 and 1992. New mission-centric products have significantly contributed to this success, as the Company introduced 10-13 products in each of the last three years. Some of the products introduced in 1997 were the ScopeMeter 123, OneTouch Network Assistant, 5720 Multifunction Calibrator and the 74X Process Calibrators.

The Company was particularly successful in the sales of its network products that are used to install and maintain LANs. Revenues for these products increased 45 percent in 1997 compared to 1996. The acquisition of Forte and DeskNet in 1997, as described above, are intended to strengthen the Company's position in the computer network testing market. The Company also had good growth in its process calibration products and its general purpose multimeter products.

Revenues from customers in the United States increased 17 percent after relatively little revenue growth over the previous two years. Nearly all products experienced revenue increases in 1997. Sales through the Company's network of distributors were up 20 percent over 1996 levels, led by products sold through the electrical distribution channel. The Company created this growth by introducing a number of new products specifically for the electrical industry and by focusing marketing efforts at this market. The Company's direct sales, handled by manufacturer's representatives in the United States, increased 11 percent in 1997 over 1996. Much of the growth came from sales of LAN products, which more than offset the continuing decline in the nonmission-centric products.

International revenues declined 4 percent in 1997 from 1996. Europe declined 8 percent while other international markets increased 4 percent in aggregate. Most countries in Europe experienced lower revenues in 1997 compared to 1996 with the United Kingdom, Italy and Spain being the exceptions. About half the revenue decline in Europe was a result of weakened local currencies relative to the U.S. dollar. Struggling economies in several countries, most significantly Germany and France, were responsible for the balance of the decline. In spite of this decline in revenues, network products grew 21 percent. As discussed above, the Company is restructuring its European operations to focus on markets for mission-centric products and to better take advantage of growth opportunities in Europe.

The 4 percent growth in international markets outside of Europe consisted of some markets that experience strong revenue growth along with some markets that struggled. Latin American countries had revenue growth of 38 percent, led by Mexico, where revenues increased 78 percent over 1996 and Brazil, where revenues were up 32 percent. In the Pacific Rim, Hong Kong was up 38 percent and Taiwan 37 percent. After significant growth in previous years, South Korea revenues were down 14 percent due to a slowdown in economic conditions. Revenues in Japan increased by 8 percent in local currency, but a 15 percent weakening of the yen relative to the U.S. dollar, resulted in a 7 percent decrease in U.S. dollar revenues.

Operating expenses, excluding restructuring, increased 3 percent in 1997 over 1996. Marketing and administrative expenses increased 3 percent while research and development expenses increased 1 percent. Included in marketing and administrative expenses were costs related to numerous efforts, including successful litigation, to protect the Company's brand image. The direct result of these efforts is that several competitors have stopped copying the distinctive appearance of Fluke products. Operating income, excluding restructuring, increased 17 percent in 1997 over 1996. This increase was generated through continuing the improvement in gross margin while maintaining control over the growth in operating expenses.

The effective annual tax rate increased from 34.1 percent in 1996 to
38.0 percent in 1997. Losses in selected European countries and the effect of restructuring pushed the Company's 1997 tax rate above the 35 percent U.S. statutory rate. The tax rate in 1996 has been restated below the U.S. statutory rate because Forte, as a Subchapter S corporation, had no federal tax expense. Forte stockholders were paid dividends in prior years to cover their personal share of Forte's corporate federal income taxes.

The 1997 earnings per share of $2.16 included a pretax restructuring charge of $12 million, or $0.94 per share. Earnings per share, before the restructuring charge, was $3.10, up 16 percent from the previous year.

financial results 1996 vs 1995

The financial results in 1996 showed improvement over 1995. Revenues of $414 million were up 8 percent over revenues of $382 million in 1995. International revenues were up 16 percent in 1996, while revenues in the United States were down 2 percent.

The increase in international revenues in 1996 was led by countries outside Europe such as The People's Republic of China, South Korea, Singapore, Brazil, India, Taiwan and Thailand. The significant revenue growth in these countries led to a 26 percent growth in revenues in countries outside Europe and the United States. Revenues in Europe increased 12 percent in 1996 over 1995. Currency positively impacted revenue growth by 8 percent in Europe.

Gross margin as a percentage of revenues improved from 52 percent in 1995 to 54 percent in 1996. This improvement can be partially explained because the Company's new products are generating higher margins than many of the older products and because of the growth of international revenues which generate higher margins than revenues in the United States. Gross margin increased 11 percent on the 8 percent increase in revenues.

Operating expenses increased 7 percent in 1996 over 1995. Marketing and administrative expenses increased 8 percent and research and development expenses increased 4 percent in 1996 over 1995. At the beginning of 1996, the Company reorganized its marketing function to bring most of the marketing personnel into one organization instead of disbursed in the different product divisions. The new marketing group is organized by the market segments to which the Company sells instead of along product lines. This should provide a better coordination of marketing programs. As a result, in 1996 there was a more direct focus on selling to specific customer groups. This included producing several market specific catalogs instead of one general catalog, increased advertising to specific market segments and increased sales support for the indirect sales channels. This contributed to the increase in marketing and administrative expenses in 1996 over 1995.

Operating income increased 38 percent in 1996 over 1995. This increase was generated primarily through the improvement in gross margin due to the introduction of successful higher margin products.

The effective annual tax rate decreased from 35.2 percent in 1995 to
34.1 percent in 1996. The decrease in the rate is primarily a result of improved profitability in selected European countries in 1996 over 1995. Net income increased 41 percent and earnings per share increased 36 percent in 1996 over 1995. This increase resulted from the 11 percent increase in gross margin while expenses only increased 7 percent.

liquidity and capital resources

The cash position of the Company continues to remain strong as cash generated from operating activities provided $30 million of cash flow in 1997 compared to $34 million in 1996. The Company ended the year with $41 million in cash and cash equivalents and almost zero debt. The Company maintains committed and uncommitted lines of credit totaling $137 million. The two acquisitions completed during the year, as discussed above, were tax-free reorganizations which did not require the use of cash or debt. The Company expects that cash generated from operations will be sufficient to fund working capital and capital expenditure requirements in the foreseeable future. In addition, the Company is well positioned to take advantage of future acquisitions or aggressive growth goals with its current cash position and available credit facilities.

The Company had capital expenditures of $17 million in 1997, $13 million in 1996 and $14 million in 1995. Capital expenditures consist primarily of manufacturing and research and development equipment. The increase in 1997 resulted from increased investment in manufacturing equipment. The Company has approved a project to replace its existing information systems over the next several years. The new systems will significantly update the capabilities of the business and manufacturing systems and also eliminate most issues related to the upcoming year 2000.

The current ratio was 3.1 to 1 at April 25, 1997, and 3.5 to 1 at April 26, 1996. The decrease in the current ratio was caused primarily by the liability related to restructuring. Excluding restructuring, the ratio increased to 3.8 to 1, primarily from higher cash and accounts receivable balances.

The Company has a program to hedge some of its foreign exchange exposure using forward exchange contracts. The contracts are not speculative and are limited to actual transaction exposure. The Company does not currently use any other form of derivatives in managing its financial risk.



consolidated balance sheets

In thousands except shares and per share amounts
                                              April 25, 1997    April 26, 1996
assets
Current Assets
Cash and cash equivalents                     $   40,916        $   36,631
Accounts receivable
(less allowances: 1997-$891; 1996-$1,104)         80,689            69,070
Inventories                                       54,522            56,602
Deferred income taxes                             16,968            15,062
Prepaid expenses                                  16,185            15,570
Total Current Assets                             209,280           192,935

Property, Plant and Equipment
Land                                               5,236             5,801
Buildings                                         47,414            46,152
Machinery and equipment                          115,022           111,274
Construction in progress                           5,634             1,804
                                                 173,306           165,031
Less accumulated depreciation                   (113,660)         (106,783)
Net Property, Plant and Equipment                 59,646            58,248

Goodwill and Intangible Assets                    11,876            16,201
Other Assets                                      11,558             8,288
Total Assets                                   $ 292,360        $  275,672


In thousands except shares and per share amounts

                                        April 25, 1997    April 26, 1996
liabilities and stockholders' equity
Current Liabilities
Accounts payable                            $   16,504        $   15,186
Accrued liabilities                             35,350            37,776
Accrued liabilities related to restructuring    11,894                 -
Income taxes payable                             1,584             2,178
Current maturities of long-term obligations
and short-term debt                              1,145               180
Total  Current Liabilities                      66,477            55,320
Long-Term Obligations                              563             7,098
Deferred Income Taxes                           10,178            10,585
Other Liabilities                               12,203            10,592
Total Liabilities                               89,421            83,595

stockholders' equity
Preferred stock, $0.25 par value
(authorized 2,000,000 shares)                        -                 -
Common stock, $0.25 par value
(authorized 20,000,000 shares,
issued shares, 9,046,480 in 1997
      and 8,652,955 in 1996)                     2,262             2,163
Additional paid-in capital                      69,490            65,170
Retained earnings                              135,998           123,507
Cumulative translation adjustment               (4,811)            1,237
Total Stockholders' Equity                     202,939           192,077
Total Liabilities and Stockholders' Equity  $  292,360        $  275,672

The accompanying notes are an integral part of the financial statements.

consolidated statements of income

In thousands except shares and per share amounts
for the years ended
                               April 25, 1997    April 26, 1996     April 28, 1995

Revenues                            $ 430,166         $ 413,525          $ 382,066
Cost of Goods Sold                    196,791           191,360            181,805
Gross Margin                          233,375           222,165            200,261
Operating Expenses
Marketing and administrative          149,772           145,121            134,937
Research and development               41,245            40,953             39,247
Restructuring                          12,136                _                  _
Total Operating Expenses              203,153           186,074            174,184
Operating Income                       30,222            36,091             26,077
Nonoperating Expenses (Income)
Interest expense                          279             1,421              1,477
Other                                  (1,679)           (1,302)            (1,320)
Total Nonoperating
Expenses (Income)                      (1,400)              119                157
Income Before Income Taxes             31,622            35,972             25,920
Provision for Income Taxes             12,016            12,269              9,133
Net Income                          $  19,606         $  23,703          $  16,787

Earnings Per Share                  $    2.16         $    2.67          $    1.96
Average Shares and Share Equivalents
Outstanding                         9,077,758         8,862,341          8,568,462

The accompanying notes are an integral part of the financial statements.

	consolidated statements of cash flows

In thousands for the years ended

                                 April 25, 1997     April 26, 1996  April 28, 1995
operating activities
Net income                            $  19,606          $  23,703       $  16,787
Items not affecting cash:
Depreciation and amortization            14,863             15,408          16,006
Deferred income tax                      (2,729)               777            (982)
Provision for restructuring              12,136                  _               _
	Other items not affecting cash             281                241             (63)
Net change in:
Accounts receivable                     (14,336)             5,992          (1,016)
Inventories                                (352)            (6,239)          3,936
Prepaid expenses                           (945)            (6,730)          4,658
Accounts payable                          2,212               (579)         (4,676)
Accrued liabilities                         (68)              (234)           (478)
Accrued liabilities related to
 restructuring                             (242)                 _	            (497)
Income taxes payable                      1,163              1,137           4,505
Other assets and liabilities             (1,349)               488          (1,921)
Net Cash Provided By
	Operating Activities                    30,240             33,964          36,259

investing activities
Additions to property,
 plant and equipment                    (16,539)           (12,532)        (14,340)
Proceeds from disposal of property,
 plant and equipment                      1,431              2,446           1,774
Net Cash Used By
 Investing Activities                   (15,108)           (10,086)        (12,566)


financing activities
Proceeds from long-term obligations         705                  _	          24,113
Proceeds from short-term obligations        785                  _	               _
Payments on long-term obligations        (6,885)           (13,351)        (20,067)
Repurchase of common stock                  (67)              (171)         (4,704)
Cash dividends paid                      (5,974)            (6,460)         (4,994)
Proceeds from stock options               1,274              3,664           2,925
Net Cash Used By
 Financing Activities                   (10,162)           (16,318)         (2,727)
Effect of Foreign Currency
 Exchange Rates on Cash
 and Cash Equivalents                      (685)              (557)          1,218
Net Increase In
 Cash and Cash Equivalents                4,285              7,003          22,184
Cash and Cash Equivalents at
 Beginning of Year                       36,631             29,628           7,444
Cash and Cash Equivalents at
 End of Year                          $  40,916          $  36,631      $   29,628
Supplemental Cash Flow Information:
 Income taxes paid                    $  13,080          $  12,309      $    5,809
 Interest paid                        $     283          $   1,420      $    1,435

The accompanying notes are an integral part of the financial statements.

consolidated statements of stockholders' equity

In thousands except shares
                                        Number of       Par Value of      Additional
                                    Common Shares             Common         Paid-In
                                      Outstanding              Stock         Capital
Balance, April 29, 1994                 8,475,741           $  2,346       $  81,056

Net income
Net forfeiture of shares under
 stock award plans                           (934)                                 3
Vesting of 9,524 shares
 under stock award plans
Repurchase of common shares              (153,982)
Cash dividends declared
Income tax benefit from stock plans                                               35
Exercise of stock options                 154,900                 27           1,712
Net translation adjustment
Cancellation of repurchased shares                              (254)        (22,825)
Balance, April 28, 1995                 8,475,725           $  2,119       $  59,981

Net income
Net grant of shares under
 stock award plans                          1,915                                 75
Vesting of 4,786 shares under
 stock award plans
Repurchase of common shares                (4,344)
Cash dividends declared
Income tax benefit from stock plans                                            1,787
Exercise of stock options                 179,659                 45           3,619
Net translation adjustment
Cancellation of repurchased shares                                (1)           (170)
Balance, April 26, 1996                 8,652,955           $  2,163       $  65,292

DeskNet acquisition                       305,424                 77             858
Net income
Net grant of shares under
 stock award plans                         38,104                  9           1,495
Vesting of 3,985 shares under
 stock award plans
Repurchase of common shares                (1,603)
Cash dividends declared
Adjustments related to
 Forte acquisition                                                              1,050
Income tax benefit from stock plans                                               679
Exercise of stock options                  51,600                 13            1,261
Compensation charges
 related to stock options                                                         460
Net translation adjustment
Cancellation of repurchased shares                                                (67)
Balance, April 25, 1997                 9,046,480           $  2,262        $  71,028



consolidated statements of stockholders' equity

In thousands except shares
                                              Repurchased     Cumulative            Total
                                Retained    and Nonvested    Translation    Stockholder's
                                Earnings           Shares     Adjustment           Equity
Balance, April 29, 1994         $ 94,653       $ (19,904)     $  (2,103)        $ 156,048

Net income                        16,787                                           16,787
Net forfeiture of shares
 under stock award plans                              (3)                               -
Vesting of 9,524 shares
 under stock award plans                             201                              201
Repurchase of common shares                       (4,704)                          (4,704)
Cash dividends declared           (5,072)                                          (5,072)
Income tax benefit from
 stock plans                                                                           35
Exercise of stock options                          1,186                            2,925
Net translation adjustment                                        8,458             8,458
Cancellation of
 repurchased shares                               23,079                                -
Balance, April 28, 1995        $ 106,368        $   (145)     $   6,355         $ 174,678

Net income                        23,703                                           23,703
Net grant of shares
 under stock award plans                             (75)                               -
Vesting of 4,786 shares
 under stock award plans                              98                               98
Repurchase of common shares                         (171)                            (171)
Cash dividends declared           (6,564)                                          (6,564)
Income tax benefit from
 stock plans                                                                        1,787
Exercise of stock options                                                           3,664
Net translation adjustment                                       (5,118)           (5,118)
Cancellation of
 repurchased shares                                  171                                -
Balance, April 26, 1996        $ 123,507        $   (122)     $   1,237         $ 192,077

DeskNet acquisition                 (904)                                              31
Net income                        19,606                                           19,606
Net grant of shares
 under stock award plans                         (1,504)                                -
Vesting of 3,985 shares
 under stock award plans                             88                                88
Repurchase of common shares                         (67)                              (67)
Cash dividends declared           (6,211)                                          (6,211)
Adjustments related to
 Forte acquisition                                                                  1,050
Income tax benefit from
 stock plans                                                                          679
Exercise of stock options                                                           1,274
Compensation charges
 related to stock options                                                             460
Net translation adjustment                                      (6,048)            (6,048)
Cancellation of
 repurchased shares                                  67                                 -
Balance, April 25, 1997        $ 135,998        $(1,538)      $ (4,811)         $ 202,939


The accompanying notes are an integral part of the financial statements.


1.  Summary of Significant Accounting Policies

accounting period
Fluke Corporation utilizes a 52/53-week fiscal year ending on the last Friday in April.

principles of consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

nature of operations
The Company is in a single line of business, the manufacture and sale of electronic test tools. This single line of business is primarily made up of two product categories: handheld service tools and bench test instruments, with handheld service tools representing approximately 64 percent of revenues. The Company currently markets its products in more than 100 countries through both indirect and direct sales channels, with indirect generally used for handheld service tools and direct generally used for bench test instruments.

revenue recognition
Revenue is recognized at the time product is shipped or service is rendered to an unaffiliated customer. Revenue from service contracts is recognized ratably over the lives of the contracts.

translation of foreign currencies
The local currency is deemed to be the functional currency in most of the Company's foreign operations. In these operations, translation gains and losses resulting from converting the local currency financial statements to dollar financial statements are recorded in the Cumulative Translation Adjustment account in the equity section of the balance sheet. In the remaining foreign operations, the U.S. dollar is deemed to be the functional currency. In these operations, translation gains or losses are included in the statements of income.

cash and cash equivalents
Cash and cash equivalents include cash on hand and highly liquid, short-term investments which are considered available-for-sale. In general, these instruments, primarily consisting of state and municipal bonds, are issued with long-term maturities but have interest rate reset dates ranging from once per week to once every three months. On the interest rate reset date the Company can sell the investment at par or continue to hold the investment at the prevailing market interest rate for another period. At April 25, 1997 and April 26, 1996, short-term
investments totaled $37 million and $27 million, respectively.   The
carrying amounts of these investments approximate their fair value due to the frequency of the interest rate reset dates and the readily available market for these types of investments. As such, no unrealized gains or losses were recorded.

concentration of credit risk
Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of investments and trade accounts receivable. The Company's cash and cash equivalents consist of high quality financial instruments. The Company sells its products to a large and diversified customer base in many different industries and geographic areas. The Company has adopted credit policies consistent with the industries and countries in which it sells. The Company performs continuing credit evaluations of its customers' financial condition and although the Company does not generally require collateral, letters of credit may be required from some customers. Bad debt losses to date have been insignificant.

financial instruments
The Company is subject to transaction exposures that arise from foreign exchange movements between the date foreign exchange transactions are recorded and the date they are consummated. The Company's exposure to foreign currency movements is somewhat mitigated through naturally offsetting currency positions. Remaining exposure is partially reduced through the purchase of foreign exchange contracts. At April 25, 1997, the Company had foreign exchange contracts for various foreign currencies totaling $3.4 million.

advertising costs
The Company expenses advertising and promotion costs in the year incurred. These expenses were $22 million in 1997, $20 million in 1996, and $17 million in 1995.

inventories
Inventories are valued at the lower of cost or market with cost being the currently adjusted standard cost, which approximates cost on a first-in, first-out basis.

property, plant and equipment
Property, plant and equipment, including improvements and major renewals, are stated at cost. Maintenance and repairs are expensed as incurred. Depreciation is calculated over the estimated useful lives of the related assets on the straight-line basis for financial statement purposes, while an accelerated method is generally used for income tax purposes.

income taxes
The provision for income taxes is computed on pretax income reported in the financial statements. The provision differs from income taxes currently payable because certain items of income and expense are recognized in different periods for financial statement and tax return purposes. Deferred income taxes have been recorded using the liability method in recognition of these temporary differences. The Company has provided for U.S. and foreign taxes on all of the undistributed earnings of its foreign subsidiaries that are expected to be repatriated.

earnings per share
Earnings per share is based on the weighted average number of common shares and share equivalents outstanding during the fiscal year. Stock options are considered common stock equivalents and their dilutive effect is included in the earnings per share calculation. In February 1997, Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share" was issued by the Financial Accounting Standards Board. The Company is required to adopt the provisions of SFAS No. 128 in the third quarter of the fiscal year ended April 24, 1998. The Company does not expect it to have a significant impact on earnings per share.

goodwill and intangibles
Excess cost over the fair value of net assets acquired (goodwill) is generally amortized on the straight-line basis over twenty years.
Intangible assets are generally amortized over five years.

impairment of long-lived assets
Long-lived assets consist of intangible assets, goodwill and certain capital assets. The carrying value of these assets is regularly reviewed to verify they are valued properly. If the facts and circumstances suggest that the value has been impaired, the carrying value of the assets will be reduced appropriately.

stock-based compensation
The Company has elected to apply the disclosure only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, the Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Compensation expense for stock options is measured as the excess, if any, of the fair value of the Company's common stock at the measurement date over the stock option price. See note 10 for disclosure.

use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

reclassification
Certain prior year numbers have been reclassified to conform with current year presentation.


2. Acquisitions

On June 26, 1996, Forte Networks, Inc. (Forte) was acquired and merged into the Company. The Company issued 577,190 shares of Fluke Corporation common stock in exchange for all outstanding Forte shares. The transaction was a tax-free reorganization and was accounted for as a pooling-of-interests. Accordingly, the financial statements as presented have been restated to reflect the combined companies. Revenues have not changed because Fluke was Forte's only customer. The Company's net income reported in 1996 and 1995 have been restated, resulting in an increase of $2.4 million and $1.9 million, respectively, to reflect Forte's profits net of eliminations for transactions between the companies. Forte was primarily engaged in the design of instruments used to test computer networks.

On February 6, 1997, the Company completed the acquisition of DeskNet Systems, Inc. (DeskNet). Fluke issued 305,424 shares of Fluke Corporation common stock in exchange for all outstanding DeskNet shares. The transaction was a tax-free reorganization and was accounted for as a pooling-of-interests. This combination did not have a material effect on the financial statements of prior periods, which therefore, have not been restated. DeskNet was primarily engaged in the design and manufacture of wide area Asynchronous Transfer Mode (ATM) network analysis tools.


3. Related Party

On May 26, 1993, effective May 1, 1993, the Company acquired the test and measurement business of Philips Electronics N.V. of The Netherlands (Philips). The purchase price was approximately $41.8 million in cash and stock.

As part of this acquisition, the Company has service agreements and facility leases with Philips related to the Company's European operations. The Company paid Philips $4 million in 1997, $9 million in 1996 and $11 million in 1995 for such services and facility leases. In addition, the Company purchased $9 million in 1997, $19 million in 1996 and $20 million in 1995 of component parts and finished goods from Philips.


4. Provisions for Business Restructuring

During the fourth quarter of 1997, the Company recorded a pretax charge of $12 million, $0.94 per share, related to the restructuring of some of the Company's European operations. The Company will close its product development operation in Hamburg, Germany, and transfer all business responsibilities from Hamburg to Almelo, The Netherlands. The Company will continue to sell and support the current products, which include TV pattern generators. The Company intends to centralize European finance functions as well as European product repair operations. In addition, changes are being made in the sales organizations in Europe. The restructuring charge consists primarily of severance related costs of $11 million, affecting approximately 120 employees. The restructuring activities are expected to be completed in 1998. Additional charges not included in this accrual may be recorded as incurred during fiscal 1998.


5. Inventories

In thousands

                                              April 25, 1997    April 26, 1996
Finished goods                                     $  17,789         $  18,147
Work-in-process                                       11,160             9,464
Purchased parts and materials                         25,573            28,991
Total Inventories                                  $  54,522         $  56,602



6.Accrued Liabilities

In thousands
                                              April 25, 1997    April 26, 1996
Compensation payable                               $  12,133         $  11,098
Accrued expenses                                       9,799            13,452
Unearned service revenue                               1,585             2,355
Other taxes payable                                    5,255             5,436
Profit-sharing bonus payable                           2,354             1,853
Dividends payable                                      1,448             1,211
Other items                                            2,776             2,371
Total Accrued Liabilities                          $  35,350         $  37,776



	7. Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the fair market value of the net assets acquired. Goodwill is being amortized on the straight-line basis over twenty years. The Company also owns intangible assets, which are being amortized over five years. Amortization expense is recorded in marketing and administrative expense. Cumulative amortization was $10 million at April 25, 1997 and $8 million at April 26, 1996.

A reconciliation of goodwill and intangible assets, net of accumulated amortization, is provided below:

in thousands
                                                April 25, 1997    April 26, 1996
Balance at beginning of year                         $  16,201         $  22,543
Amortization expense                                    (2,338)           (2,652)
Adjustment related to changes to
 deferred tax asset valuation allowance<F1>               (866)           (2,626)
 Translation adjustment                                 (1,121)           (1,064)
Balance at end of year                               $  11,876         $  16,201

<F1>	This adjustment is explained in Note 8, Income Taxes.



	8. Income Taxes

For financial reporting purposes, income before income taxes is as follows:

In thousands for the years ended
                               April 25, 1997   April 26, 1996   April 28, 1995
U.S.                               $  27,452        $  22,428         $  14,903
Foreign                                4,170           13,544            11,017
Income before income taxes         $  31,622        $  35,972         $  25,920

The provision for income taxes is as follows:

In thousands for the years ended
                               April 25, 1997   April 26, 1996   April 28, 1995
Current taxes on income:
  U.S.                               $  11,648      $    5,883       $    5,239
  Foreign                                2,681           5,113            5,687
                                        14,329          10,996           10,926
Deferred income taxes                   (2,313)          1,273           (1,793)
Provision for income taxes           $  12,016      $   12,269        $   9,133

Significant components of the Company's deferred tax assets and liabilities are as follows:

	In thousands
                                       April 25, 1997    April 26, 1996
Deferred Tax Assets:
Accrued employee benefit expenses           $   3,760         $   3,200
Accrued restructuring costs                     1,609                 -
Inventory adjustments                           5,659             5,265
Net operating loss carryforwards               19,831            22,591
Product warranty accruals                         687               681
Other items, net                                  618               658

Total Deferred Tax Assets                      32,164            32,395
Valuation reserve                             (15,196)          (17,333)
Net Deferred Tax Assets                     $  16,968         $  15,062

Deferred Tax Liabilities:
Fixed asset basis differences               $   5,303         $   5,349
Pension                                         3,746             3,562
Intangible assets                                 495             1,108
Other items, net                                  634               566
Total Deferred Tax Liabilities              $  10,178         $  10,585


The deferred tax asset valuation reserve is primarily related to deferred tax assets of foreign operations, including net operating loss (NOL) carryforwards acquired in connection with the 1993 acquisition of the Philips test and measurement business. The acquired NOLs have an unlimited carryover period. A substantial portion of these NOLs were provided for with a valuation allowance at the time of the acquisition. The tax benefit from adjusting the valuation reserve of the acquired NOLs is recorded as a reduction of goodwill. Reductions in goodwill for NOL benefit were $866,000 in 1997 and $2,626,000 in 1996.

A reconciliation from the U.S. statutory rate to the effective tax rate is as follows:

In thousands for the years ended
                       April 25, 1997      April 26, 1996       April 28, 1995
                     Amount    Percent   Amount    Percent    Amount    Percent
Tax at U.S.
 statutory rate        $11,068     35.0%   $12,590     35.0%    $ 9,072    35.0%
Foreign tax greater
 than U.S.
 statutory rate          1,283      4.1        503      1.4         847     3.3
Utilization
 of foreign
 tax credits              (800)    (2.5)      (542)    (1.5)        (35)   (0.1)
Foreign Sales
 Corporation
 tax benefit              (560)    (1.8)      (554)    (1.5)       (436)   (1.7)
State taxes,
 net of federal
 benefit                   446      1.4        326      0.9         211     0.8
Nondeductible
 goodwill                  202      0.6        264      0.7         302     1.1
Subchapter S
 income tax effect        (210)    (0.7)      (826)    (2.3)       (660)   (2.5)
Other items, net           587      1.9        508      1.4        (168)   (0.7)
                       $12,016     38.0%   $12,269     34.1%    $ 9,133    35.2%

	9. Employee Benefit Plans

The expense related to employee benefit plans is as follows:

In thousands for the years ended
                              April 25, 1997   April 26, 1996   April 28, 1995
Pension Plan, U.S.                $   2,035        $   1,444         $   1,170
Pension Plans, Foreign                1,170            1,111             1,281
Profit-sharing Retirement Plan        1,248              745               639
Profit-sharing Bonus Plan             4,687            3,695             2,064
Other Benefit Plans                     956              618               760
Total Employee Benefit Plans      $  10,096        $   7,613         $   5,914

pension plan, U.S.
The Company's U.S. pension plan includes all U.S. employees with a minimum of one year of service. Pension benefits are based upon years of service with the Company and the highest consecutive sixty months' average compensation earned. The Company's funding policy is to contribute annually the amount required by ERISA.

Net periodic U.S. pension cost is as follows:

In thousands for the years ended
                             April 25, 1997   April 26, 1996   April 28, 1995
Service cost                     $    2,218       $    1,899       $   1,990
Interest cost                         3,740            3,260           2,955
Return on plan assets                (5,979)          (6,682)         (3,873)
Net amortization and deferral         2,056            2,967              98
Net periodic pension cost        $    2,035       $    1,444       $   1,170

The funding status of the U.S. pension plan is as follows:

In thousands for the years ended
                                              April 25, 1997   April 26, 1996
Vested benefit obligation                          $  40,715         $ 34,786
Accumulated benefit obligation                        41,537           35,711
Projected benefit obligation                          50,487           44,911
Fair market value of plan assets                      49,933           43,814
Projected benefit obligation in excess
 of plan assets                                          554            1,097
Prior service cost                                       465              476
Unrecognized net loss                                 (9,905)         (10,007)
Unrecognized net transition asset                          -              413
Prepaid pension asset                              $  (8,886)        $ (8,021)


For purposes of calculating the funding status of the plan, the weighted average discount rate was 8.3 percent in 1997, 8.0 percent in 1996 and
8.8 percent in 1995. The rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation varied by age group and ranged from 3.8 to 5.1 percent in 1997 and from 4.3 to 5.6 percent in 1996 and 1995.

The expected long-term rate of return on plan assets was 9.3 percent in 1997 and 9.5 percent in 1996 and 1995. For purposes of calculating the net periodic pension cost, the actuarial assumptions utilized are the actuarial assumptions in place at the end of the previous fiscal year (e.g., the fiscal 1997 net periodic pension cost was based upon the 1996 actuarial assumptions).

Upon adoption of Statement of Financial Accounting Standards No. 87 (SFAS 87), "Accounting for Pensions" in 1988, the plan had an excess of plan assets, including accrued contributions, over projected benefit obligations (net transition asset) of $5.0 million. The remaining net transition asset was amortized in 1997.

All of the plan's assets are stated at fair market value and consist primarily of common stock, fixed-income securities and cash equivalents.

pension plans, foreign
The Company has various pension plans covering its foreign employees. Most of these plans are defined contribution plans and are fully funded. The expense for these plans was $400,000 in 1997, $355,000 in 1996, and $427,000 in 1995. The remaining foreign pension plans qualify for accounting under the rules of SFAS 87. The tables below include only those foreign pension plans that qualify for SFAS 87 treatment.


Net periodic pension expense of foreign plans under SFAS 87 is as follows:

	In thousands for the years ended
                                    April 25, 1997   April 26, 1996   April 28, 1995
Service cost                             $     933        $     746        $     780
Interest cost                                1,434            1,307            1,101
Return on plan assets                       (1,582)          (1,251)          (1,015)
Net amortization and deferral                  (15)             (46)             (12)
Net periodic pension cost                $     770        $     756        $     854

The funding status of the plans is as follows:

		In thousands
                                                      April 25, 1997   April 26, 1996
Vested benefit obligation                                  $  14,337        $  15,160
Accumulated benefit obligation                                15,474           13,818

Projected benefit obligation                                  21,322           21,202
Fair market value of plan assets                              19,888           19,509
Projected benefit obligation in
 excess of plan assets                                         1,434            1,693
Unrecognized net gain                                            128              141
Accrued pension liability                                  $   1,562        $   1,834


The weighted average discount rate was 6.0 percent in 1997, 6.5 percent in 1996, and varied from 7.0 to 7.5 percent in 1995. The rate of increase in future compensation levels used in determining the actuarial present values of the projected benefit obligation varied from 3.0 to
4.5 percent in 1997, 3.0 to 3.5 percent in 1996 and from 3.0 to 5.0 percent in 1995. The expected long-term rate of return on plan assets was 7.0 percent in 1997 and 1996, and 6.5 percent in 1995.

profit-sharing retirement plan
The Company has a profit-sharing retirement plan for all U.S. employees, which provides immediate eligibility and vesting. The Company matches the employee's salary deferrals under section 401(k) of the Internal Revenue Code, subject to certain profitability and dollar limits.

profit-sharing bonus plan
The Company has a profit-sharing bonus plan, which generally provides semi-annual cash payments to certain employees. The amount of each eligible employee's bonus is dependent upon their base salary in relation to the total base salary of all eligible employees and the operating performance of the Company.

other benefit plans
The Company has various other employee cash and stock award plans designed to recognize and compensate key employees for performance.

The long-term liabilities related to these benefit plans are $11.9 million and $10.2 million on April 25, 1997, and April 26, 1996, respectively, and are included in Other Liabilities on the accompanying Consolidated Balance Sheet.


10. Stockholders' Equity

preferred stock
There are 2,000,000 shares of preferred stock authorized, of which 250,000 shares have been designated Series A Convertible Preferred Stock. There were no shares of preferred stock outstanding at April 25,1997 or April 26, 1996.

stock purchase plan
The Company has a voluntary employee stock purchase plan for all employees. The Company's contribution is 25 percent of the amount invested by the employee plus all commissions and brokerage fees. The Company's expenses related to the plan were $654,000 in 1997, $497,000 in 1996 and $473,000 in 1995.

dividends
The Company declared cash dividends of $0.64 per share in 1997, $0.60 per share in 1996 and $0.56 per share in 1995.

Following is a breakdown of dividends restated for the Forte acquisition:

for the years ended
                              April 25, 1997    April 26, 1996    April 28, 1995
Fluke Dividends                       $ 0.64            $ 0.60            $ 0.56
Forte Dividends                         0.07              0.14              0.03
Restated                              $ 0.71            $ 0.74            $ 0.59


As a Subchapter S corporation Forte stockholders were personally liable for paying taxes on their allocated portion of corporate income. Forte dividends were paid for profit sharing and to provide cash to the stockholders to pay taxes on corporate income.

stockholder rights plan
The Company has a Stockholder Rights Plan and issues one Right for each outstanding share of common stock. The rights become exercisable only if a person or group (an "Acquiring Person") has acquired, or obtained the right to acquire, 25 percent or more of the outstanding shares of common stock of the Company or following the commencement of a tender or exchange offer for acquiring such same percentage. In the event that a person or group becomes an Acquiring Person, each Right, upon exercise, will entitle its holder (except for an Acquiring Person) to receive common stock of the Company (or, in certain circumstances, cash, property or other securities of the Company) or of any company with which the Company shall have entered into certain transactions having a value equal to two times the exercise price of the Right. In addition, under certain circumstances, the Continuing Directors can require that each Right (other than Rights held by an Acquiring Person) be exchanged for one share of common stock. The Company may redeem the Rights for $0.01 per Right at any time before they become exercisable. The Rights do not entitle their holders to any voting or dividend rights and, at least until they become exercisable, have no dilutive effect on the earnings of the Company. The plan was adopted to encourage a prospective acquirer of the Company to negotiate acquisition terms with the Board of Directors, including the Continuing Directors, to assure that the terms are in the best interests of the stockholders of the Company.

stock options
The Company has a 1988 and a 1990 Stock Incentive Plan. Stock options granted under the 1990 plan and those granted after 1989 under the 1988 plan are nonqualified stock options generally exercisable 40 percent after one year, 30 percent after three years and 30 percent after five years and expire ten years from the date of grant. In 1997, 210,000 options were granted from the 1988 plan which vest in 1999 and expire in 2001. These particular grants have stock price milestones that must be reached before these options become exercisable. In addition, the Company has a Stock Option Plan for outside Directors, which was authorized in 1990 and annually grants nonqualified stock options to the Company's outside directors. Grants under this plan and those made in 1988 and 1989 under the 1988 Stock Incentive Plan are exercisable after one year and expire ten years from the date of grant.

There was a modification to selected options issued from the 1988 Plan. These particular options were modified to change the term of the options upon retirement from one year to the original life of the option. The modification resulted in a new measurement date for compensation expense purposes resulting in a compensation expense of $394,000 in the accompanying financial statements.

The 1988 Stock Incentive Plan provides for the issuance of restricted common stock subject to vesting periods to key employees. These shares typically have a two year vesting period. The cost of the awards, determined as the fair market value of the shares on the date of grant, is charged to expense ratably over the vesting period. The Restricted Stock awards granted in fiscal 1997 totaled 37,186 shares. In addition, the Company issued 1,484 shares of restricted common stock subject to vesting periods from the Inventor Recognition Plan.

Shares reserved for issuance under these stock option plans totaled 1,678,194 shares at April 25, 1997, 1,766,980 shares at April 26, 1996 and 1,946,500 shares at April 28, 1995. At April 25, 1997, April 26, 1996 and April 28, 1995, there were 102,227 shares, 616,888 shares and 897,062 shares, respectively, for options to be granted in the future.

Changes during 1995, 1996 and 1997 in options outstanding for the combined plans were as follows:

                                                           Weighted Average
                                             Options           Option Price
                                         Outstanding              Per Share
Balance April 29, 1994                              1,082,250               $  23.35
Granted                                               148,618                  38.34
Exercised                                            (154,900)                 18.87
Expired or terminated                                 (26,530)                 28.99

Balance April 28, 1995 (exercisable 443,350)        1,049,438                  25.96
Granted                                               298,313                  36.33
Exercised                                            (179,659)                 20.41
Expired or terminated                                 (18,000)                 28.06

Balance April 26, 1996 (exercisable 502,558)        1,150,092                  29.51
Granted                                               487,626                  42.46
Exercised                                             (51,600)                 24.67
Expired or terminated                                 (10,151)                 29.81

Balance April 25, 1997 (exercisable 652,971)        1,575,967               $  33.67

The following table summarizes information about stock options outstanding at April 25, 1997:

                                          Weighted
                                           Average    Weighted                   Weighted
                          Options        Remaining     Average          Options   Average
Range of           Outstanding at      Contractual    Exercise   Exercisable at  Exercise
Exercise Prices    April 25, 1997    Life in Years       Price   April 25, 1997     Price
$  7.01 to $  9.63         3,811             7.9      $  7.83            1,490   $  7.72
  11.76 to   16.88        96,716             3.4        14.44           95,501     14.47
  20.38 to   29.94       509,810             5.7        26.07          344,945     25.41
  30.75 to   46.13       965,630             7.4        39.71          211,035     36.26
$  7.01 to $ 46.13     1,575,967             6.6      $ 33.67          652,971   $ 27.28

The pro forma compensation expense as defined by SFAS 123 for the Company's stock option plans included in the pro forma net income below is determined based on the fair value at the grant date for awards after April 28, 1995, with the exception of awards made prior to that date that have been modified. The resulting pro forma net income and earnings per share amounts are indicated below as if compensation expense had been recorded based on the fair value of options granted and modified:

	In thousands except per share amounts for the years ended
                                                   April 25, 1997   April 26, 1996
Net Income - as reported                                $  19,606        $  23,703
Net Income - pro forma                                     18,471           23,559
Earnings per share - as reported                             2.16             2.67
Earnings per share - pro forma                               2.06             2.67

Compensation expense recognized in these pro forma disclosures may not be representative of the effects on pro forma net income or loss for future years because the above amounts include only the amortization for the fair value of the grants made in 1997 and 1996.

The fair value of each option granted is estimated using the Black-Scholes option-pricing model based on the measurement date and the following weighted average assumptions:

for the years ended
                                                      April 25, 1997   April 26, 1996
Risk-free interest rate                                        6.50%            6.08%
Expected life in years                                         4.98             6.02
Expected volatility                                           18.88%	           19.80%
Expected dividend yield                                        1.75%	            2.03%

The weighted average fair value of awards granted in 1997 and 1996 is $7.71 and $9.55 respectively. The weighted average fair value in 1997 includes the effect of the 210,000 shares granted with stock price milestones, which resulted in lower fair values compared to awards granted with the Company's standard vesting criteria.

The award modification mentioned above resulted in the modified options having exercise prices that differed from the market price on the measurement date. Modified options with an exercise price above market price had a weighted average fair value of $4.94 and a weighted average exercise price of $40.38. Modified options with an exercise price below the market price had a weighted average fair value of $11.96 and a weighted average exercise price of $24.55.


	11.Operations by Geographic Areas

The Company is engaged in one line of business, the manufacture and sale of electronic test tools. In the schedule below, revenues, income before income taxes and assets are reported based on the location of the Company's facilities. Intercompany transfers of products and services are made at arm's length between the various geographic areas.

In thousands for the years ended
                                    April 25, 1997   April 26, 1996   April 28, 1995
Revenues:

United States:
Sales to unaffiliated customers          $ 191,212       $ 164,023        $ 167,566
Export sales                                49,103          44,956           34,419
Interarea transfers                         67,806          67,073           55,090
                                           308,121         276,052          257,075
Europe:
Sales to unaffiliated customers            152,603         166,551          148,902
Interarea transfers                         34,636          30,432           32,620
                                           187,239         196,983          181,522
Other areas:
Sales to unaffiliated customers             37,248          37,995           31,179

Eliminations                              (102,442)        (97,505)         (87,710)
Consolidated revenues                    $ 430,166       $ 413,525        $ 382,066

Income before income taxes:
United States                            $  40,713       $  30,328        $  22,457
Europe                                       9,102          10,698            7,538
Other                                        2,801           4,016            4,316
Corporate expense and
 eliminations<F1>                          (20,994)         (9,070)          (8,391)
Consolidated income before
 income taxes                            $  31,622       $  35,972        $  25,920

Assets:
United States                            $ 192,906       $ 166,553        $ 149,360
Europe                                      90,911         100,456          112,783
Other                                       12,831          12,513           15,201
Eliminations                                (4,288)         (3,850)          (2,437)
Consolidated assets                      $ 292,360       $ 275,672        $ 274,907


<F1>Includes $12 million restructuring charge in 1997.

12. Financing and Commitments

The Company has $44 million of committed, noncollateralized, revolving, multi-currency lines of credit. The committed lines of credit contain certain working capital and other minimum financial covenants. The Company is in compliance with all covenants on its lines of credit. Interest rates under the agreements range from LIBOR plus .375 of 1
percent to LIBOR plus .625 of 1 percent, based on leverage ratios.   The
Company pays commitment fees of .125 to .225 of 1 percent on the unused amount of the committed facility based on leverage ratios. The outstanding balances related to these lines of credit were zero at April 25, 1997 and $7.1 million at April 26, 1996.

The Company has $93 million in short-term uncommitted lines of credit. Under these lines, there was $785,000 outstanding at April 25, 1997 and zero at April 26, 1996. Long-term obligations include capital lease obligations.

The Company's operating lease expense, including leases with a term of less than one year, was $7.4 million in 1997, $7.5 million in 1996 and $7.7 million in 1995. The principal leases are for foreign manufacturing facilities, various sales offices, storage facilities, data processing equipment and automobiles. Most facility leases have escalation clauses to cover increases in direct lease expenses. Below is a schedule of future minimum lease payments under operating leases that have initial noncancelable lease terms in excess of one year as of April 25, 1997:

	In thousands
                                              Facilities      Equipment       Total
Fiscal year
1998                                          $   4,055      $   1,559    $   5,614
1999                                                932            704        1,636
2000                                                632            296          928
2001                                                464             90          554
2002                                                355             53          408
                                              $   6,438      $   2,702    $   9,140

13. Contingencies

The Company is a defendant in a lawsuit in Los Angeles County Superior Court titled Talon Instruments, Inc. and Robert E. Corby vs John Fluke Manufacturing Company, Inc., et al. The plaintiffs alleged that the Company and its lawyers maliciously prosecuted a federal patent infringement action against them in 1988. The jury in that infringement case found that no infringement had occurred. In March 1997, a Los Angeles Superior Court jury found in the plaintiffs' favor and awarded compensatory damages of $2 million and punitive damages of $4 million. The Company is appealing the decision. Although the ultimate outcome of these proceedings cannot be determined, the Company believes that the jury's finding in the case is contrary to established law. Given these factors, no provision for losses has been recorded at April 25, 1997. Even if the appeal is not successful, the Company believes that its insurance should ultimately provide coverage for liability arising from this lawsuit even though the insurance company has indicated it would contest coverage of these damages.

The Company is subject to various other pending and threatened legal actions that arise in the normal course of business. In the opinion of management, liabilities arising from these claims will not have a material effect on the financial position of the Company.






report of Ernst & Young LLP, independent auditors


Board of Directors and Stockholders
Fluke Corporation
Everett, Washington

We have audited the accompanying consolidated balance sheets of Fluke Corporation and subsidiaries as of April 25, 1997 and April 26, 1996 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended April 25, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fluke Corporation and subsidiaries at April 25, 1997 and April 26, 1996 and the consolidated results of their operations and their cash flows for each of the three years in the period ended April 25, 1997, in conformity with generally accepted accounting principles.


Seattle, Washington                  /s/ Ernst & Young LLP
May 28, 1997


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


/s/ David E. Katri                              /s/ Elizabeth J. Huebner

David E. Katri                                    Elizabeth J. Huebner
President,                                             Vice President,
Chief Operating Officer                        Chief Financial Officer


	financial summary

In thousands except shares and per share amounts for the years ended

                                      April 25, 1997    April 26, 1996    April 28, 1995
Revenues                                   $ 430,166         $ 413,525         $ 382,066
Cost of goods sold                         $ 196,791         $ 191,360         $ 181,805
Gross margin                               $ 233,375         $ 222,165         $ 200,261
Restructuring                              $  12,136                 _                 _
Total operating expenses
 excluding restructuring                   $ 191,017         $ 186,074         $ 174,184
Operating income                           $  30,222         $  36,091         $  26,077
Income before income taxes and
 cumulative effect of changes
 in accounting principles                  $  31,622         $  35,972         $  25,920
Cumulative effect of changes in
 accounting principles<F1>                        _                 _	                 _
Net income                                 $  19,606         $  23,703         $  16,787
Average shares and share
 equivalents outstanding                   9,077,758         8,862,341         8,568,462

Income before cumulative effect
 of changes in accounting
 principles per share                      $    2.16         $    2.67          $    1.96
Cumulative effect of changes in
 accounting principles per share<F1>              _                 _	                  _
Earnings per share                         $    2.16         $    2.67          $    1.96

Net income as a percent of revenues             4.56%             5.73%              4.39%
Cash dividends declared per share          $    0.64         $    0.60          	$    0.56
Total assets                               $ 292,360         $ 275,672          $ 274,907
Total stockholders' equity                 $ 202,939         $ 192,077          $ 174,678
Long-term obligations                      $     563         $   7,098          $  21,613
Long-term interest expense                 $     247         $   1,248          $   1,423
Pro forma net income <F2>                  $  19,606         $  23,703          $  16,787
Pro forma earnings per share<F2>           $    2.16         $    2.67          $    1.96


	financial summary

In thousands except shares and per share amounts for the years ended
                                    April 29, 1994   April 30, 1993<F3>  September 25, 1992
Revenues                                 $ 357,904        $ 132,139               $ 271,819
Cost of goods sold                       $ 181,409        $  72,167               $ 149,776
Gross margin                             $ 176,495        $  59,972               $ 122,043
Restructuring                                   _                _	                       _
Total operating expenses
 excluding restructuring                 $ 162,278        $  56,541               $ 102,259
Operating income                         $  14,217        $   3,431               $  19,784
Income before income taxes and
 cumulative effect of changes
 in accounting principles                $  13,908        $   4,069               $  20,637
Cumulative effect of changes in
 accounting principles<F1>                      _         $   3,902	                      _
Net income                               $   8,628        $   6,855               $  14,655
Average shares and share
 equivalents outstanding                 8,607,354        7,645,121               7,609,353

Income before cumulative effect
 of changes in accounting
 principles per share                    $    1.00        $    0.39               $    1.93
Cumulative effect of changes in
 accounting principles per share<F1>            _         $    0.51	                       _
Earnings per share                       $    1.00        $    0.90               $    1.93

Net income as a percent of revenues           2.41%            5.19%                   5.39%
Cash dividends declared per share        $    0.52        $    0.26               $    0.48
Total assets                             $ 244,648        $ 172,129               $ 175,889
Total stockholders' equity               $ 156,048        $ 134,207               $ 128,826
Long-term obligations                    $  14,712        $      34               $     391
Long-term interest expense               $   1,327        $      12               $      31
Pro forma net income<F2>                 $   8,628        $   4,432               $  14,389
Pro forma earnings per share<F2>         $    1.00        $    0.58               $    1.89

<F1>The effect of the change in accounting for inventories ($2.4 million net of
income tax), explained below 	in Footnote 2 and the adoption of Statement of
Financial Accounting Standards No. 109, "Accounting for Income Taxes" ($1.5 million), were recorded as cumulative changes in accounting principles.

<F2>The Company changed the method of applying overhead costs related to inventory in 1993. Pro forma data is presented assuming the change in accounting for inventory is applied retroactively.

<F3>In 1993 the Company changed its fiscal year-end from the last Friday in
September to the last Friday in April. Fiscal 1993 was a seven-month transition period ended April 30, 1993.


selected quarterly financial data (unaudited)

In thousands except per share amounts
                                             Gross           Net       Earnings    Dividends
                             Revenues       Margin        Income      Per Share    Per Share
                                                                       <F1>
Fiscal 1997:
1st Quarter                 $ 101,154    $  53,960       $  5,559      $   0.62    $  0.16
2nd Quarter                   105,473       56,889          6,404          0.72       0.16
3rd Quarter                   108,450       58,627          7,422          0.82       0.16
4th Quarter<F2>               115,089       63,899            221          0.02       0.16
Total                       $ 430,166    $ 233,375       $ 19,606      $   2.16   $   0.64

Fiscal 1996:
1st Quarter                 $  98,714    $  52,270       $  4,456      $   0.50    $  0.15
2nd Quarter                   102,872       53,885          5,403          0.61       0.15
3rd Quarter                   105,701       56,518          6,831          0.77       0.15
4th Quarter                   106,238       59,492          7,013          0.79       0.15
Total                       $ 413,525    $ 222,165       $ 23,703      $   2.67    $  0.60

<F1>The sum of the earnings per share on a quarterly basis will not necessarily equal the earnings per share reported for the year since the average shares and share equivalents outstanding used in the earnings per share computation changes throughout the year.

<F2>The 1997 fourth quarter net income included the restructuring charge of $12 million with an after tax impact of reducing earnings per share by $0.91 for the fourth quarter and $0.94 for the fiscal year.

	stock price information

                                       1997                      1996
                                 High         Low          High         Low
1st Quarter                      40 3/8       36 3/4       42 1/2       37 5/8
2nd Quarter                      39 1/4       34 1/4       41           35 1/2
3rd Quarter                      46 1/2       37 5/8       37 3/4       32
4th Quarter                      48 7/8       42 1/4       39 5/8       34 1/4

Fluke Corporation stock is traded on the New York Stock Exchange. Quarterly cash dividends of $0.16 per share were declared in 1997, $0.15 per share in 1996 and $0.14 per share in 1995. There were 1,639 shareholders of record at April 25, 1997.
